Form 10-K, Exhibit 13
period 1993-12-31
FINGERHUT COMPANIES INC
filed 1994-03-31
CIK 740126

FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
FIVE YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands of dollars, except per share data)




                                                                     For the fiscal year ended
                                              December 31,     December 25,     December 27,    December 28,    December 29,
                                                     1993             1992             1991            1990            1989
Earnings data:
   Revenues                                   $ 1,807,908      $ 1,606,114      $ 1,428,428     $ 1,247,997     $ 1,110,518
   Earnings before taxes                      $   111,879      $    93,930      $    81,398     $    74,139     $    61,596
   Net earnings                               $    75,328      $    61,806      $    53,558     $    47,715     $    39,427
   Net earnings as a percent of revenues              4.2%             3.8%             3.7%            3.8%            3.6%
   Per share:
      Earnings (a)                            $      1.50      $      1.19      $      1.07     $       .98
      Dividends declared (a)                  $       .16      $       .16      $       .16     $       .08


                                                                   At fiscal year-end
Financial position data:
   Total assets                               $   971,977      $   925,649      $   801,999     $   651,162     $   497,818
   Total current debt                         $       305      $       333      $    62,853     $    87,284     $     4,713
   Long-term debt and capitalized lease, less
     current portion                          $   246,820      $   247,190      $   119,164     $    15,015     $    21,566
   Total stockholders' equity                 $   472,389      $   399,591      $   384,149     $   318,600     $   295,840


(a)  Based on a weighted average of 50,101,739, 51,937,936, 49,960,546 and
     48,565,694 shares of common stock and common stock equivalents for the fiscal years ended December 31, 1993, December 25, 1992, December 27, 1991 and December 28, 1990, respectively. Prior to 1990, the Company was privately held; accordingly, no earnings per share or dividend disclosure was made for 1989.

On September 3, 1993, the Company sold certain assets of COMB. In addition, the Company sold certain assets of FDC, a subsidiary of Figi's, effective as of December 31, 1993, and has signed a letter of intent to sell the remaining assets of Figi's. The Company anticipates finalizing this transaction in early 1994. The effects of these transactions were recorded in 1993.

Bar Graph depicting Price/Earnings Ratio for the last four years:

     1993     18.8
     1992     12.6
     1991     12.2
     1990      8.2

Bar Graph depicting Book Value/Share for the last four years:

     1993   $10.24
     1992   $ 8.73
     1991   $ 8.06
     1990   $ 6.93



FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

The Company experiences variances in quarterly results from year to year that result from changes in the timing of its promotions and the types of customers and products promoted and, to some extent, from variations in dates of holidays and the timing of the quarter ends resulting from a 52/53 week fiscal year. Fiscal year 1993 included 53 weeks compared to 52 weeks in both 1992 and 1991. In addition, the individual cost components (product cost, administrative and selling expenses, and provision for uncollectible accounts) and gross margin as a percent of net sales may vary from period to period due to the different types of products, mail programs and customers promoted.

Highlights of operations:

                                          For the fiscal year ended
                                          1993        1992        1991
Percent of net sales
- ------------------------
Finance income, net                       10.6%        9.2%        8.7%
Product cost                              50.3        48.4        47.3
Administrative and selling expenses       37.9        38.0        37.9
Provision for uncollectible accounts      11.9        12.7        13.6

Percent of revenues
- ------------------------
Discount on sale of accounts receivable    1.5%        1.4%        1.7%
Interest expense, net                      1.9         2.1         1.7
Earnings before taxes                      6.2         5.8         5.7
Provision for income taxes                 2.0         2.0         2.0
Net earnings                               4.2         3.8         3.7

Bar Graph depicting Working Capital for the last four years (in millions):

          1993          $449.2
          1992          $413.0
          1991          $298.2
          1990          $174.4


1993 COMPARED WITH 1992

In 1993, the Company achieved record levels of net earnings and revenues. Operating results reflected strong performance from Fingerhut Corporation's ("Fingerhut") existing customer list and new customer acquisition programs as well as improved earnings performance from the Company's other subsidiaries. The results included higher fulfillment costs and a planned increase in depreciation expense.

Certain assets of COMB Corporation ("COMB"), a subsidiary of the Company, were sold on September 3, 1993. In addition, the Company sold certain assets of FDC, Inc., a subsidiary of Figi's Inc. ("Figi's"), effective as of December 31, 1993 and has signed a letter of intent to sell the remaining assets of Figi's. The Company anticipates finalizing this transaction in early 1994. The effects of these transactions were recorded in 1993 and did not have a material impact on earnings.

Fiscal 1993 net sales were $1.634 billion compared to $1.471 billion for 1992, an increase of 11% or 15% excluding COMB. Fingerhut had net sales of $1.414 billion compared to $1.216 billion in 1992, a 16% increase. Net sales from Fingerhut's existing customer list increased 21% to $1.171 billion from $970 million for 1992 primarily as a result of increased mailings and higher sales per mailing. Net sales from Fingerhut's new customer acquisition programs were $243 million compared to $246 million in 1992. During 1993, Fingerhut acquired approximately 190 thousand more new customers than it did in the prior year. Net sales from USA Direct Incorporated ("USA Direct") were $70 million compared to $59 million for the prior year. Net sales from Figi's were $66 million compared to $76 million in 1992 as a result of a planned reduction in mailings. Net sales from COMB (which was sold on September 3, 1993) were $65 million compared to $103 million for the full year of 1992.

Net finance income for the year was $173.9 million compared to $135.5 million in 1992. The improvement in finance income was primarily due to increased sales from Fingerhut's existing customers and lengthened payment plans.

Product cost for the year was $821.4 million, or 50.3% of net sales, compared to $711.8 million, or 48.4% of net sales, for the prior year. The increase as a percent of net sales resulted primarily from the price/value strategy implemented in the fall of 1992 and, to a lesser extent, higher fulfillment costs, partially offset by the sale of COMB (which had higher product cost as a percent of net sales).

Administrative and selling expenses for 1993 were $619.0 million, or 37.9% of net sales, compared to $558.4 million, or 38.0% of net sales, in the prior year. Planned higher depreciation costs were more than offset by improved sales per advertising dollar from Fingerhut's existing and new customers, an increased proportion of sales from Fingerhut's existing customers (which have a lower advertising cost as a percent of net sales) and, to a much lesser extent, improved performance of Montgomery Ward Direct.

The provision for uncollectible accounts was $194.5 million, or 11.9% of net sales, compared with $186.4 million, or 12.7% of net sales for the prior year. The decrease in the percent of net sales was due to lower delinquency rates on sales from Fingerhut's new customer acquisition programs and an increase in the proportion of sales from Fingerhut's existing customers (which have a lower provision for uncollectible accounts as a percent of net sales), partially offset by the sale of COMB (which had a lower provision for uncollectible accounts as a percent of net sales).

Discount on sale of accounts receivable for the year was $26.7 million compared to $22.3 million for 1992, resulting from an increase in sales from Fingerhut's existing customers and, accordingly, in the amount of accounts receivable sold, partially offset by lower average commercial paper rates in 1993.

Net interest expense for the year was $34.5 million compared to $33.3 million in the prior year. The increase was primarily attributable to interest expense on borrowings related to the Company's repurchase of stock in December 1992 and the replacement of current debt with higher rate long-term debt agreements, partially offset by the expiration of $160 million of interest rate swap agreements on June 30, 1993.

The effective tax rate for 1993 was 32.7% compared with 34.2% in the prior year. As a result of the Omnibus Budget Reconciliation Act of 1993, the Company recognized a one-time benefit of $2.0 million on the Company's deferred tax asset and, due to higher rates under the Act, the Company increased its provision for income taxes by $1.1 million. In addition, the Company recognized a favorable cumulative effect of $0.3 million due to the adoption of FAS 109 in the first quarter of 1993.

The above factors resulted in record net earnings for 1993 of $75.3 million, or $1.50 per share, compared with $61.8 million, or $1.19 per share, for 1992, an increase in earnings per share of 26%.

1992 COMPARED WITH 1991

In 1992, the Company achieved record levels of net earnings and revenues, primarily from improved customer response during the fourth quarter. Fingerhut implemented its price/value strategy in the fall of 1992 which lowered selected retail prices across all product lines (reducing gross margins) and lengthened selected payment plans, both of which were designed to increase customer response, thereby reducing advertising expense as a percent of net sales.

The Company's net sales in 1992 were $1.471 billion compared to $1.315 billion in 1991, an increase of 12%. Net sales from Fingerhut were $1.216 billion compared to $1.075 billion in 1991, an increase of 13%. Net sales from Fingerhut's existing customer list increased more than 12% as a result of increased mailings and list growth, partially offset by lower sales per mailing. Net sales from Fingerhut's new customer acquisition programs increased 16% primarily due to the shift in 1992 to catalogs and other multiproduct offerings from mass media promotions. COMB's net sales were $103 million compared to $123 million in 1991 and net sales from Figi's were $76 million compared to $89 million in the prior year. The decreases for COMB and Figi's were due to planned reductions or elimination of mailings to certain customer segments, which were partially offset by improved sales per mailing. Net sales from USA Direct were $59 million compared to $7 million in 1991, its start-up year.

Net finance income for the year increased to $135.5 million from $113.8 million in 1991, primarily due to increased sales from Fingerhut's existing customer list and new customer acquisition programs, lengthened payment plans offered to Fingerhut's customers and an increase in the percent of accounts receivable sold.

Product cost was $711.8 million or 48.4% of 1992 net sales compared to $621.5 million or 47.3% of net sales for the prior year. The increase as a percent of net sales was largely due to the price/value strategy implemented in the fall of 1992 and, to a lesser extent, the higher shipping labor costs related to the start-up of the Tennessee distribution center.

Bar Graph depicting Market Value for the last four years (in millions):

          1993          $1,298
          1992          $  683
          1991          $  623
          1990          $  368


Administrative and selling expenses increased to $558.4 million or 38.0% of net sales from $497.8 million or 37.9% of net sales in the prior year primarily due to increased mailings to Fingerhut's customer list and higher promotional expenses for USA Direct. Fingerhut experienced lower sales per advertising dollar spent on its existing customer list during the first three quarters, partially offset by improved sales per advertising dollar spent on its existing customer list in the fourth quarter and improved sales per advertising dollar spent on its new customer acquisition programs. In addition, the Company's share of the start-up pre-tax loss of the Montgomery Ward Direct joint venture was included in administrative expenses.

Provision for uncollectible accounts was $186.4 million, or 12.7% of net sales, in 1992, compared with $179.1 million, or 13.6% of net sales, in 1991. The decrease as a percent of net sales was primarily due to improvements in Fingerhut's new customer acquisition programs as well as improvements in Figi's and COMB. The dollar increase was primarily due to higher revenues.

Discount on sale of accounts receivable for the year was $22.3 million compared to $24.5 million for 1991. The decrease was due to lower average commercial paper rates in 1992, partially offset by an increase in the average amount of accounts receivable sold.

Net interest expense for the current year was $33.3 million compared to $24.2 million last year. The increase of $9.1 million was attributable to amounts payable under the interest rate swap agreements, which were entered into in the second quarter of 1990 to provide a fixed 9.5% rate of interest on $260.0 million, as well as higher average borrowings.

The provision for income taxes in both 1992 and 1991 was 34.2% of earnings before taxes.

The above factors resulted in record net earnings for 1992 of $61.8 million, an increase of 15%, or $1.19 per share, compared to net earnings of $53.6 million, or $1.07 per share, in 1991.

Bar Graph depicting Total Assets for the last four years (in millions):

          1993          $972.0
          1992          $925.6
          1991          $802.0
          1990          $651.2


LIQUIDITY AND CAPITAL RESOURCES

The Company funds its operations through internally generated funds, the sale of accounts receivable pursuant to the Receivables Transfer Agreement, borrowings under the Revolving Credit Facility, issuance of long-term debt and issuance of common stock.

Under the Receivables Transfer Agreement, Fingerhut sells, on a continuous basis, an undivided interest in a pool of customer accounts receivable subject to meeting certain eligibility requirements. Proceeds received from these sales were $829.0 million as of December 31, 1993 and $653.0 million as of December 25, 1992. The Receivables Transfer Agreement was amended and restated in July 1993 to increase the aggregate commitments under the Agreement from $700.0 million to $900.0 million through the addition of a third purchaser of receivables under the Agreement. On March 14, 1994, the expiration date of the Receivables Transfer Agreement was extended to July 29, 1994. The Company believes a replacement of the Receivables Transfer Agreement will be completed prior to the expiration date and on acceptable terms.

In October 1993, the Company amended and restated its Revolving Credit Facility. The amended and restated facility provides for aggregate commitments of $250.0 million, which includes the issuance of up to $125.0 million in letters of credit. As of December 31, 1993 and December 25, 1992, the Company had no borrowings under the Revolving Credit Facility but had outstanding letters of credit of $42.6 million and $48.2 million, respectively. A total of $125.0 million of the commitment matures in October 1994 and the remaining $125.0 million matures in October 1997. The Company believes a replacement of the October 1994 maturity will be completed prior to the expiration date and on acceptable terms.

In August 1993, the Company issued $45.0 million of 6.83% Senior Unsecured Notes, Series C, due August 2000, through a private placement with institutional investors. The proceeds were used to refinance a $45.0 million term loan that had been used to finance the repurchase of Company common stock in December 1992. The Company had an aggregate amount of fixed rate notes outstanding of $245.0 million as of December 31, 1993 and $200.0 million as of December 25, 1992.

The Company generated $10.0 million in cash from operations in 1993 compared to $102.2 million in 1992. This net $92.2 million decrease in cash from operations resulted from increased working capital requirements which more than offset the $13.5 million increase in earnings and $11.7 million increase in non-cash depreciation expense. The most significant items affecting working capital were increases in customer accounts receivable and inventory and decreases in accounts payable. The change in customer accounts receivable from a $10.7 million source of cash in 1992 to a $41.6 million use of cash in 1993 resulted from increased sales to existing customers in 1993 which, unlike 1992, were not offset by the increase in the percent of accounts receivable sold as a result of the 1992 amendment to the Receivables Transfer Agreement. Inventories increased $27.7 million in 1993 primarily due to higher purchases reflecting planned increases in future sales. The $27.3 million decrease in accounts payable compared to the $23.9 million increase in 1992 was due to the additional week of activity during 1993 and the timing of purchases and disbursements.

The Company's use of cash for investment activities of $51.8 million in 1993 was consistent with the 1992 level. It was partially offset in 1993 by the $26.9 million in proceeds received from business divestitures during the year.

In 1994, the Company has obligations to provide up to an additional $5.0 million of capital to Montgomery Ward Direct. At December 31, 1993, the Company's aggregate capital investment in Montgomery Ward Direct was $5.0 million.

During 1991, the Company began a long-range plan to replace and enhance its management information systems. The Company anticipates continued significant expenditures over the next several years, a portion of which will be capitalized. The capitalized expenditures for 1993, 1992 and 1991 were approximately $28.9 million, $24.2 million and $31.1 million, respectively. Depreciation began in 1992 as the projects were completed. Future annual expenditures are expected to be in the range of the previous three years.

The lessor of certain office and warehouse facilities leased by the Company has the right to require the Company to purchase those facilities for approximately $15.2 million in 1994. The Company believes that the lessor will exercise this right in 1994.

The Company believes it will have sufficient funds available to meet current and future commitments. For further discussion of the above financing arrangements, see the Notes to Consolidated Financial Statements.

On January 20, 1994, the Company declared a cash dividend of $.04 per share, or an aggregate of $1.8 million, payable on February 24, 1994 to the shareholders of record as of the close of business on February 3, 1994.


EFFECTS OF INFLATION AND FOREIGN EXCHANGE

Since the Company's inventory turns approximately four times a year, the product cost reported in the financial statements, on a first-in, first-out basis, would not have been materially different from the product cost at current prices. Also, since the Company does not rely on any particular product group or brand, management believes that the Company can adjust its product mix to reduce the effects of price changes on its overall merchandise base.

Due to the timing of the Company's promotions, the Company is generally able to reflect cost increases and decreases resulting from the effects of inflation and foreign currency fluctuations in its selling prices. In addition, most foreign purchase orders are denominated in U.S. dollars. Accordingly, the results of operations for the periods discussed have not been significantly affected by these factors.

Bar Graph depicting Stockholders' Equity for the last four years (in millions):

          1993          $472.4
          1992          $399.6
          1991          $384.1
          1990          $318.6



FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of dollars, except per share data)



                                                              For the fiscal year ended
                                               December 31,         December 25,         December 27,
                                                      1993                 1992                 1991
Revenues:
    Net sales                                  $ 1,634,009          $ 1,470,628          $ 1,314,636
    Finance income, net                            173,899              135,486              113,792
                                                 ---------            ---------            ---------
                                                 1,807,908            1,606,114            1,428,428
Costs and expenses:
    Product cost                                   821,357              711,764              621,531
    Administrative and selling expenses            619,009              558,416              497,770
    Provision for uncollectible accounts           194,494              186,372              179,085
    Discount on sale of accounts receivable         26,713               22,325               24,460
    Interest expense, net                           34,456               33,307               24,184
                                                 ---------            ---------            ---------
                                                 1,696,029            1,512,184            1,347,030
                                                 ---------            ---------            ---------
Earnings before taxes                              111,879               93,930               81,398

Provision for income taxes                          36,551               32,124               27,840
                                                 ---------            ---------            ---------
Net earnings                                   $    75,328          $    61,806          $    53,558
                                                 =========            =========            =========

Earnings per share                             $      1.50          $      1.19          $      1.07
                                                 =========            =========            =========

Weighted average shares                         50,101,739           51,937,936           49,960,546
                                                ==========           ==========           ==========


See accompanying Notes to Consolidated Financial Statements.



FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of dollars)




                                                                 December 31,      December 25,
                                                                        1993              1992
ASSETS

Current assets:
    Cash and cash equivalents                                    $    66,571       $    86,682
    Customer accounts receivable, net                                333,543           320,692
    Inventories, net                                                 149,389           147,415
    Promotional material                                              56,083            49,649
    Deferred income taxes                                             68,404            69,368
    Other                                                              8,218             8,308
                                                                 -----------       -----------
        Total current assets                                         682,208           682,114

Property and equipment, net                                          182,510           167,697
Excess of cost over fair value of net assets acquired, net            43,977            47,506
Customer lists, net                                                   10,067            15,692
Other assets                                                          53,215            12,640
                                                                 -----------       -----------
                                                                 $   971,977       $   925,649
                                                                 ===========       ===========


LIABILITIES

Current liabilities:
    Accounts payable                                             $   120,307       $   151,419
    Accrued payroll and employee benefits                             36,545            36,098
    Other accrued liabilities                                         49,639            60,546
    Current portion of long-term debt                                    305               333
    Current income taxes payable                                      26,179            20,717
                                                                 -----------       -----------
        Total current liabilities                                    232,975           269,113

Long-term debt, less current portion                                 246,820           247,190
Deferred income taxes                                                 15,459             5,940
Other non-current liabilities                                          4,334             3,815
                                                                 -----------       -----------
                                                                     499,588           526,058



STOCKHOLDERS' EQUITY

Preferred stock                                                            -                 -
Common stock                                                             461               458
Additional paid-in capital                                           254,984           250,153
Earnings reinvested                                                  216,944           148,980
                                                                 -----------       -----------
        Total stockholders' equity                                   472,389           399,591
                                                                 -----------       -----------
                                                                 $   971,977       $   925,649
                                                                 ===========       ===========


See accompanying Notes to Consolidated Financial Statements.


FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands of dollars)


                                                   Common stock              Additional
                                            Number of           Par          paid-in         Earnings
                                              shares           value         capital         reinvested           Total

Balance, December 28, 1990                 46,000,000         $  460        $ 234,678        $  83,462          $ 318,600
 Sale of stock                              1,500,000             15           17,904                -             17,919
 Exercise of stock options                    165,400              2            1,440                -              1,442
 Cash dividends paid                                -              -                -           (7,370)            (7,370)
 Net earnings                                       -              -                -           53,558             53,558
                                           ----------         ------        ---------        ---------          ---------
Balance, December 27, 1991                 47,665,400            477          254,022          129,650            384,149
 Stock repurchase                          (3,000,000)           (30)         (15,315)         (29,655)           (45,000)
 Stock retirement                            (523,382)            (5)          (2,673)          (5,173)            (7,851)
 Exercise of stock options                  1,609,380             16           14,119                -             14,135
 Cash dividends paid                                -              -                -           (7,648)            (7,648)
 Net earnings                                       -              -                -           61,806             61,806
                                           ----------         ------        ---------        ---------          ---------
Balance, December 25, 1992                 45,751,398            458          250,153          148,980            399,591
 Exercise of stock options                    397,050              3            4,831                -              4,834
 Cash dividends paid                                -              -                -           (7,364)            (7,364)
 Net earnings                                       -              -                -           75,328             75,328
                                           ----------         ------        ---------        ---------          ---------
Balance, December 31, 1993                 46,148,448         $  461        $ 254,984        $ 216,944          $ 472,389
                                           ===========        =======       ==========       ==========         ==========



See accompanying Notes to Consolidated Financial Statements.



FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars)


                                                                  For the fiscal year ended
                                                   December 31,         December 25,         December 27,
                                                          1993                 1992                 1991
Cash flows from operating activities:
 Net earnings                                      $    75,328          $    61,806          $    53,558
 Adjustments to reconcile net earnings to
  net cash provided (used) by operating activities:
    Depreciation and amortization                       29,708               18,019               17,193
    Change in assets and liabilities,
     excluding the effects of business
     divestitures:
        Customer accounts receivable, net              (41,621)              10,718              (95,371)
        Inventories, net                               (27,739)             (26,954)              11,933
        Promotional material and
         other current assets                           (9,872)              (6,425)              (2,430)
        Accounts payable                               (27,374)              23,899                2,756
        Accrued payroll and employee benefits            3,279                3,488                7,339
        Other accrued liabilities                       (8,504)               3,247               (2,643)
        Current income taxes payable                     8,914               13,372               (4,764)
        Deferred and other income taxes                  6,980               13,073               (1,348)
        Other                                              909              (11,995)              (1,523)
                                                   -----------          -----------          -----------
Net cash provided (used) by operating
 activities                                             10,008              102,248              (15,300)
                                                   -----------          -----------          -----------
Cash flows from investing activities:
    Additions to property and equipment                (51,771)             (50,900)             (71,493)
    Proceeds from business divestitures                 26,889                    -                    -
                                                   -----------          -----------          -----------
Net cash used by investing activities                  (24,882)             (50,900)             (71,493)
                                                   -----------          -----------          -----------
Cash flows from financing activities:
    Proceeds from long-term debt                        45,000              135,000              110,000
    Repayments of long-term debt and
     capitalized lease                                 (45,402)                (280)              (5,282)
    Revolving credit facility                                -              (57,000)             (25,000)
    Stock repurchase/redemption                              -              (45,000)                   -
    Issuance of common stock                             2,529                1,036               19,361
    Cash dividends paid                                 (7,364)              (7,648)              (7,370)
                                                   -----------          -----------          -----------
Net cash (used) provided by financing activities        (5,237)              26,108               91,709
                                                   -----------          -----------          -----------
Net (decrease) increase in cash and cash
 equivalents                                           (20,111)              77,456                4,916

Cash and cash equivalents at beginning
 of year                                                86,682                9,226                4,310
                                                   -----------          -----------          -----------
Cash and cash equivalents at end of year           $    66,571          $    86,682          $     9,226
                                                   ============         ============         ============
    Supplemental noncash investing and financing activities:
    Fixed assets retired under capital lease       $         -          $    11,064          $         -
    Capital lease retired                          $         -          $    12,214          $         -
    Noncash retirement of common stock             $         -          $     7,851          $         -
    Noncash exercise of stock options              $         -          $     7,851          $         -
    Tax benefit from exercise of
     non-qualified stock options                   $     2,305          $     5,248          $         -

    The Company included in cash and cash equivalents liquid investments with maturities of fifteen days or less.

See accompanying Notes to Consolidated Financial Statements.



FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  BUSINESS AND ORGANIZATION

    Fingerhut Companies, Inc. (the "Company") is a multi-media direct marketing company selling a broad range of products and services to consumers via catalogs, television and other media.

    Prior to 1990, the Company was privately held, primarily by a wholly owned subsidiary of The Travelers Inc. ("Travelers"), formerly Primerica Corporation. In May 1990, the Company became a publicly held company upon completion of a secondary public offering in which Travelers sold 12,690,000 shares of common stock. In April 1991, December 1991 and December 1992, Travelers sold additional shares of common stock in secondary public offerings. In December 1991, the Company completed a stock offering in which the Company sold 1,500,000 shares of common stock.

    In December 1992, the Company repurchased 3,000,000 shares of its common stock at a price of $15.00 per share or an aggregate amount of $45.0 million.

    In January 1993, Travelers sold its remaining shares of the Company's stock. At December 27, 1991 and December 28, 1990, Travelers owned approximately 42% and 71% of the common stock of the Company, respectively.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation

    The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries and the Company's investment in and 50% share of net earnings or losses of Montgomery Ward Direct, after elimination of all material intercompany transactions and balances. The Company's principal subsidiaries are Fingerhut Corporation and USA Direct Incorporated. COMB Corporation was sold as of September 3, 1993, FDC, Inc., a subsidiary of Figi's Inc. ("Figi's"), was sold as of December 31, 1993 and the Company has signed a letter of intent to sell the remaining assets of Figi's (see Note
    13).

    The Consolidated Financial Statements have been restated to reflect the stock split in July 1993 (see Note 15).

    Reclassifications have been made to prior years' Consolidated Financial Statements whenever necessary to conform to the current year's presentation.

    Fiscal Year

    The fiscal year ended December 31, 1993 included 53 weeks and the fiscal years ended December 25, 1992 and December 27, 1991 included 52 weeks.

    Revenue Recognition

    Most sales are made on the installment contract basis. Finance income on installment contracts (net of estimated returns and exchanges, allowances, uncollectible amounts and collection costs) is recognized using an effective interest method over the weighted average of the contract periods (which approximates fifteen months) or when collected, whichever is faster. When accounts receivable are sold (see Note 3), finance income, net, is recognized.

    Sales are recorded at the time of shipment and a provision for anticipated merchandise returns, net of exchanges, is recorded based upon historical experience. The provision charged against sales for 1993, 1992 and 1991 amounted to $253.2 million, $218.5 million and $200.6 million, respectively.

    Amounts billed to customers for shipping and handling of orders are netted against the associated costs.

    Earnings Per Share

    Earnings per share is computed by dividing net earnings by the weighted average shares of common stock and common stock equivalents outstanding during the year. The dilutive effect of the potential exercise of outstanding options to purchase shares of common stock is calculated using the treasury stock method.

    Inventories

    Inventories, principally merchandise, are stated at the lower of cost (as determined on a first-in, first-out basis) or market.

    Promotional Material

    The cost of promotional material is deferred and expensed over the period during which the orders are expected, generally one to four months. Promotional material primarily includes the cost of paper, printing, postage, free gifts and television production costs.

    Property and Equipment

    Property and equipment are stated at cost and depreciated or amortized on a straight-line basis over their estimated economic useful lives (30 years for buildings; 5 years for software, 3 to 10 years for machinery and equipment, furniture and fixtures; and over the estimated useful life of the property or the life of the lease, whichever is shorter, for leasehold improvements). The Company capitalizes software developed for internal use that represents major enhancements and replacements of operating and management information systems.

    Excess of Cost Over Fair Value of Net Assets Acquired

    The excess of cost over fair value of net assets acquired is amortized on a straight-line basis over 40 years.

    Customer Lists

    The ongoing cost of developing and maintaining customer lists is charged to operations as incurred. Customer lists obtained by the acquisition of a business are capitalized at fair market value and amortized over their estimated useful lives, approximately fifteen years.

    Income Taxes

    Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes". Under the guidelines of FAS 109, the Company provides for deferred taxes on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities that will result in future taxable or deductible amounts. The Company provides for deferred taxes at the enacted tax rate that is expected to apply when the temporary differences reverse.

3.  SALE OF ACCOUNTS RECEIVABLE

    The Receivables Transfer Agreement allows Fingerhut to sell, on a continuous basis, an undivided interest in a pool of customer accounts receivables, subject to meeting certain eligibility requirements. The aggregate commitments available under the Agreement total $900.0 million. On March 14, 1994, the expiration date for the entire facility was extended to July 29, 1994. The Company believes a replacement of the Receivables Transfer Agreement will be completed prior to the expiration date and on acceptable terms.

    In 1993, the proceeds received by Fingerhut from the sale of accounts receivable were approximately 77% (80% in 1992) of the net book value of the accounts receivable in which the purchasers have an undivided interest. The remaining 23% (20% in 1992) represents a holdback and a discount on the receivables that have been sold and in which the purchasers have an undivided interest. The holdback represents the difference between the expected cash proceeds to be collected on the purchasers' undivided interest in the pool of accounts receivable sold (based on Fingerhut's historical collection experience) and the initial cash proceeds paid to Fingerhut at the time of the sale by the purchasers under the terms of the Receivable Transfer Agreement. The holdback was approximately $227.0 million at December 31, 1993 and $148.0 million at December 25, 1992, and is included on the Company's Statements of Financial Position under "Customer accounts receivable, net". The proceeds from the accounts receivable sold were $829.0 million and $653.0 million at December 31, 1993 and December 25, 1992, respectively.

    A credit risk exists for losses on receivables in which the purchasers have an undivided interest, up to the holdback amount. Any losses beyond that level are the responsibility of the purchasers.

    "Discount on sale of accounts receivable" is comprised of the discount due or paid the purchasers, related to the accounts receivable sold and the administrative fees associated with the Receivables Transfer Agreement. The discount is determined under the Receivables Transfer Agreement and approximates the prevailing short-term commercial paper rate for high grade unsecured notes plus administrative fees. The rates (including administrative fees) applicable to receivables sold as of December 31, 1993 and December 25, 1992 were 4.0% and 4.2%, respectively.

    In 1992, an amendment to the Receivable Transfer Agreement improved the coverage ratio compared to the 1991 terms, which had the effect of increasing the cash proceeds generated by the sale by approximately $51.0 million as of December 25, 1992. Without the additional $51.0 million of proceeds, approximately $4.1 million less finance income would have been recognized, partially offset by approximately $0.9 million less "Discount on sale of accounts receivable".

    The Company has included in "Other accrued liabilities" the estimated expenses related to the subsequent collections of the receivables sold ($15.0 and $11.8 million for 1993 and 1992, respectively).

4.  CUSTOMER ACCOUNTS RECEIVABLE

    Substantially all of the Company's customer accounts receivable were generated by Fingerhut. Fingerhut uses fixed term, fixed payment installment plans with terms generally up to 24 months (excluding deferred billing periods of up to approximately four months) and finance charge rates ranging from 18% to 24.9%. Customer accounts receivable are classified as current assets and include some which are due after one year, consistent with industry practice. Customer accounts receivable consists of the following:

    (In thousands of dollars)                                1993          1992

    Due from customers                                  $ 466,390     $ 457,485
    Reserve for uncollectible accounts, net of
     anticipated recoveries                               (70,011)      (81,074)
    Reserve for returns and exchanges                     (18,988)      (16,919)
    Other reserves                                        (19,135)      (22,341)
                                                        ---------     ---------
      Net collectible amount                              358,256       337,151
    Unearned finance income                               (24,713)      (16,459)
                                                        ---------     ---------
      Customer accounts receivable, net                 $ 333,543     $ 320,692
                                                        =========     =========

    Other reserves consist primarily of allowances for anticipated adjustments of finance charges billed to customers (due to earlier than scheduled payment) and anticipated costs required to collect customer accounts.

    The Company's customer base is dispersed throughout the United States. As a consequence, concentrations of credit risk are limited.

5.  PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

        (In thousands of dollars)                            1993          1992

        Land and improvements                           $   4,387     $   4,951
        Buildings and leasehold improvements               56,309        60,470
        Construction in progress                           11,618         1,745
        Machinery and equipment                            74,390        62,754
        Software                                           76,082        55,262
        Other, principally furniture and fixtures          12,150        15,277
                                                        ---------     ---------
                                                          234,936       200,459
            Less: Accumulated depreciation                (39,076)      (29,852)
                  Accumulated amortization of software    (13,350)       (2,910)
                                                        ---------     ---------
                                                        $ 182,510     $ 167,697
                                                        =========     =========

    The capitalized software amortization expense recorded in 1993 and 1992 was $10.5 million and $2.9 million, respectively. There was no software amortization expense in 1991 as the software became operational in 1992.

6.  REVOLVING CREDIT FACILITY

    The Revolving Credit Facility was amended and restated in October 1993. The amended facility provides for aggregate commitments of $250.0 million, which includes the issuance of up to $125.0 million in letters of credit. A total of $125.0 million of the commitment matures on October 19, 1994 and the remaining $125.0 million matures on October 19, 1997. Prior to the amendment, the facility provided for borrowings of up to $110.0 million in the form of revolving loans and up to $70.0 million in letters of credit. The proceeds of borrowings under the Revolving Credit Facility are to be used by the Company to provide for working capital and for other general corporate purposes. The Company's obligations under the Revolving Credit Facility are secured by a pledge of the capital stock of substantially all its subsidiaries. In the event of certain defaults under the Revolving Credit Facility, the Company's obligations thereunder may also be secured by inventory and certain accounts receivable. The following is a summary of the Revolving Credit Facility:

    (In thousands of dollars)                                          1993           1992           1991

    Balance at end of year                                       $        -     $        -     $   57,000
    Interest rate at year-end                                           6.0%           6.0%           6.5%
    Maximum month-end borrowing during the year                  $    8,000     $   84,000     $   91,000
    Average daily borrowing during the year                      $    1,364     $   36,503     $   34,632
    Weighted average interest rate during the year                      6.0%           6.3%           8.3%


7.  LONG-TERM DEBT

    Long-term debt and related maturity dates are as follows:

        (In thousands of dollars)                                                    1993           1992
        Private placements:
          Senior Notes                  Maturity date   Interest rate

          Series A                      June 1996            9.81%              $  65,000      $  65,000
          Series B                      December 1997       10.12%                 25,000         25,000
          Series C                      August 1996          9.74%                 20,000         20,000
          Series D                      August 1996          6.96%                 15,000         15,000
          Series A Unsecured            June 2002            8.92%                 60,500         60,500
          Series B Unsecured            June 2004            8.92%                 14,500         14,500
          Series C Unsecured            August 2000          6.83%                 45,000              -

        Term loan for stock repurchase (paid in full August 1993;
         interest at prime which was 6% at December 25, 1992)                           -         45,000

        Other indebtedness (due in various installments through
         November 2014; interest at varying rates ranging from
         4.14% to 8.5% at December 31, 1993)                                        2,125          2,523
                                                                                ---------      ---------
                                                                                  247,125        247,523
        Current portion of long-term debt                                            (305)          (333)
                                                                                ---------      ---------
                                                                                $ 246,820      $ 247,190
                                                                                =========      =========


    The Senior Notes are secured to the same extent as the Revolving Credit Facility.

    Scheduled annual maturities due on long-term debt at December 31, 1993 were as follows:

                         (In thousands of dollars)

                         1994           $    305
                         1995           $    328
                         1996           $100,046
                         1997           $ 25,046
                         1998           $     46
                         Thereafter     $121,354

    The Senior Notes contain covenants restricting the payment of dividends. The maximum amount of dividends the Company was permitted to pay at December 31, 1993 was $75.9 million.


8.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    This note discloses the fair value of all financial instruments, both assets and liabilities, recognized and not recognized, in the Consolidated Statements of Financial Position for which it is practicable to estimate fair value.

    Quoted market prices generally are not available for all the Company's financial instruments. Accordingly, fair values are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates involve uncertainties and matters of judgement, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    A description of the methods and assumptions used to estimate the fair value of each class of the Company's financial instruments is as follows:

    Cash and cash equivalents, Accounts payable, Accrued payroll and employee benefits and Other accrued liabilities
    The carrying amounts approximate fair value due to the short maturity of these instruments.

    Customer accounts receivable, net
    As the average collection period for these exceeds 90 days, the discounted present value of expected future cash flows from the collection of the receivables and related deferred finance income were calculated and it was determined that the carrying amount approximates fair value.

    Receivables Transfer Agreement
    The carrying amount approximates fair value, as it was determined that "Customer accounts receivable, net" approximates fair value and the discount on the sale of accounts receivable approximates the prevailing short-term commercial paper rate for high grade unsecured notes plus an administrative fee.

    Long-term debt
    The fair value of the Company's long-term debt was estimated based on the amount of future cash flows associated with each instrument discounted using the current rates offered to the Company for similar debt instruments of comparable maturity.

    Interest rate swap agreements
    The fair value of interest rate swap agreements were obtained from dealer quoted prices. These values represent the estimated amount the Company would pay to terminate the agreements, taking into consideration current interest rates and the current creditworthiness of the counterparties.

    The estimated fair values of the Company's financial instruments are summarized as follows:

                                                                 1993                      1992
          (In thousands of dollars)                      Carrying    Estimated     Carrying    Estimated
                                                          amount     fair value     amount     fair value

          Cash and cash equivalents                      $  66,571   $  66,571     $  86,682   $  86,682
          Receivables Transfer Agreement (proceeds)      $ 829,000   $ 829,000     $ 653,000   $ 653,000
          Long-term debt                                 $ 247,125   $ 268,611     $ 247,523   $ 261,000
          Interest rate swap agreements
           in a net payable position                     $       -   $   3,000     $       -   $  12,000


9.   INTEREST EXPENSE

     Net interest expense was as follows:

          (In thousands of dollars)                           1993             1992             1991

          Interest expense                                $ 34,852         $ 33,537         $ 24,266
          Interest income                                      396              230               82
                                                          --------         --------         --------
               Net interest expense                       $ 34,456         $ 33,307         $ 24,184
                                                          ========         ========         ========

     The Company paid interest of $45.1 million in 1993, $30.4 million in 1992 and $15.5 million in 1991.

     As part of its program to manage interest rate fluctuations, Fingerhut entered into interest rate swap agreements during 1990 totalling $260.0 million. The agreements exchange a variable rate, which approximates the prevailing short-term commercial paper rate, for a fixed interest rate of 9.5%. $160.0 million of the interest rate swap agreements expired on June 30, 1993. The remaining $100.0 million expires on June 30, 1994.


10.  OPERATING LEASES AND LETTERS OF CREDIT

     Rental expense for both cancelable and noncancelable operating leases, (principally for office and warehouse facilities and computer equipment) for the fiscal years 1993, 1992 and 1991 was $39.1 million, $34.1 million and $25.8 million, respectively. Future minimum annual rentals at December 31, 1993, under noncancelable operating leases are as follows:

               (In thousands of dollars)

               1994                                         $27,511
               1995                                         $23,608
               1996                                         $15,066
               1997                                         $ 9,537
               1998                                         $ 2,484
               Thereafter                                   $13,804

     The Company leases certain office and warehouse facilities (the "properties") from an affiliated company of Travelers. Effective January 1, 1990, the leases were renegotiated to provide for a term of 17 years, with rental payments subject to increases every three years. Annual rental expense for 1993, 1992 and 1991 was $1.7 million. The lessor will have the right to require the Company to purchase the properties in 1994 and 2007. The Company believes that the lessor will exercise this right in 1994. The operating leases also provide that, during the remainder of the lease term, the Company will have both an option to purchase the properties and a right of first refusal.

     The outstanding portion of open letters of credit, primarily established to facilitate international merchandise purchases, was not reflected in the accompanying financial statements and aggregated $42.6 million at December 31, 1993.

11.  EMPLOYEE BENEFIT PLANS

     The Company maintains two noncontributory, defined benefit pension plans which cover substantially all full-time nonunion employees. The plans provide monthly retirement benefits to eligible participants based upon years of service and level of compensation. The Company's funding policy is to make an annual contribution equal to, or exceeding, the minimum required by the Employee Retirement Income Security Act of 1974. The actuarial present value of the benefit obligation and the funded status of the plans were as follows:

          (In thousands of dollars)                              1993       1992

          Actuarial present value of benefit obligations:
            Vested benefits                                   $13,520    $ 9,837
            Non-vested benefits                                   968        547
                                                              -------    -------
              Accumulated benefit obligation                   14,488     10,384

            Effect of future compensation increases             9,887      7,423
                                                              -------    -------
              Projected benefit obligation                     24,375     17,807
          Plan assets at fair value                            13,646     11,645
                                                              -------    -------
            Unfunded projected benefit obligation              10,729      6,162

          Unrecognized prior service cost                        (319)      (339)
          Unrecognized net loss                                (3,633)      (225)
                                                              -------    -------
            Accrued pension cost                              $ 6,777    $ 5,598
                                                              ========   ========

     Plan assets at December 31, 1993 and December 25, 1992 were primarily invested in an equity fund.

     The actuarial present value of the projected benefit obligations represents the present value of benefits to be paid in the future under current provisions of the plan based on accumulated service to date and assuming future annual pay increases of 5.5% in 1993 and 1992. Projected benefits have been discounted using rates of 7.25% and 8.25% for 1993 and 1992, respectively. In determining pension expense, the assumed long-term rate of return on plan assets was 9.5% for 1993, 1992 and 1991. The Company's nonunion pension plans have vesting periods of five years.

     The components of pension expense for nonunion employees were as follows:

          (In thousands of dollars)                        1993             1992             1991

          Benefit earned during the period              $ 1,984          $ 1,655          $ 1,292
          Interest accrued on projected benefit
            obligation                                    1,448            1,237            1,067
          Actual return on assets                        (1,577)          (1,420)          (1,046)
          Deferred gain                                     472              467              236
          Amortization of prior service costs                20               20               20
                                                        --------         --------         --------
            Pension expense for the period              $ 2,347          $ 1,959          $ 1,569
                                                        ========         ========         ========

     Additionally, the Company participates in a multi-employer pension plan for all union employees. The plan provides monthly retirement benefits to eligible participants based upon years of service. The plan is funded with contributions made in accordance with negotiated labor contracts. The pension expense related to this plan for 1993, 1992 and 1991 was $1.3 million, $0.8 million and $0.7 million, respectively.

     The Company also has several defined contribution plans (some of which have, or are limited to, 401(K) provisions) covering substantially all nonunion employees. Employer contributions to the plans are discretionary and are determined by the Board of Directors for each of the individual companies. The maximum contribution allowed is 15% of each participant's eligible compensation. The cost to the Company of these plans was $14.1 million, $12.9 million and $11.0 million for 1993, 1992 and 1991, respectively.

     In 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This statement requires recognition, during employees' service with the Company, of the cost of their retiree health and life insurance benefits. The Company elected to immediately recognize the cumulative effect of the change in accounting for post retirement benefits of $0.4 million (pretax effect).

     Statement of Financial Accounting Standards No. 112 ("FAS 112"), "Employers' Accounting for Postemployment Benefits" is required to be adopted in the first quarter of 1994. The Company believes that, when adopted, the impact of FAS 112 will not be significant.


12.  INCOME TAXES

     As discussed in Note 2, Summary of Significant Accounting Policies, the Company adopted FAS 109 as of January 1, 1993. The cumulative benefit of this change in accounting for income taxes of $0.3 million was reported in "Provision for income taxes" in the 1993 Consolidated Statement of Earnings. Prior years' financial statements have not been restated to apply the provisions of FAS 109.

     The provision for income taxes consisted of the following:

        (In thousands of dollars)            1993        1992         1991
        Currently payable:
           Federal                       $ 23,407    $ 32,318     $ 20,728
           State                              611       1,281        1,486
        Deferred                           12,533      (1,475)       5,626
                                         ---------   ---------    ---------
                                         $ 36,551    $ 32,124     $ 27,840
                                         =========   =========    =========

     The Company's effective income tax rate differed from the U.S. federal statutory rate as follows:

                                                                  1993         1992        1991

        U.S. federal statutory rate                               35.0%        34.0%       34.0%
        State income taxes, net of federal tax benefit              .5           .9         1.2
        Effect of change in federal tax rate on net
         deferred income tax asset                                (1.7)           -           -
        Other, net                                                (1.1)         (.7)       (1.0)
                                                                 ------       ------      ------
           Effective income tax rate                              32.7%        34.2%       34.2%
                                                                 ======       ======      ======

     The "Other, net" tax rate in 1993 and 1992 was composed of miscellaneous items none of which were individually significant. The "Other, net" tax rate in 1991 of (1.0%) resulted primarily from the favorable resolution of certain issues related to prior years' tax returns.

     The current and long-term deferred income tax asset and liability included in the Consolidated Statements of Financial Position as of December 31, 1993 were composed of the following:

     (In thousands of dollars)                                      1993

     Current and long-term deferred income tax asset resulting from future deductible temporary differences are:

        Accounts receivable reserves                             $ 130,438
        Yield reserve                                                5,025
        Inventory capitalization                                     4,301
        Inventory obsolescence reserves                              6,749
        Other                                                       16,674
                                                                 ----------
                                                                 $ 163,187
                                                                 ==========

     Current and long-term deferred income
       tax liability resulting from future
       taxable temporary differences are:

        Accelerated depreciation and
         amortization                                            $ (28,867)
        Deferred finance income                                    (62,394)
        Deferred advertising                                        (5,700)
        Other                                                      (13,281)
                                                                 ----------
                                                                 $(110,242)
                                                                 ==========

     Management believes, based on the Company's history of prior operating earnings and its expectations for the future, that operating income of the Company will be sufficient to fully utilize the deferred tax assets included in its financial statements.

     The deferred tax provisions for 1992 and 1991 resulted from temporary differences in the reporting of income and expenses for financial statement and tax purposes. Prior to the adoption of FAS 109, the tax effects of the temporary differences arising in each year were as follows:

        (In thousands of dollars)                           1992          1991

        Accounts receivable reserves                    $(14,247)     $(10,802)
        Deferred finance income                            9,359         4,613
        Capitalized software                               4,868         7,791
        Inventory obsolescence                            (3,942)       (1,131)
        Inventory capitalization                            (721)          427
        Discount on sale of accounts receivable              (75)        2,059
        Purchase accounting restructure reserve              465           848
        Other                                              2,818         1,821
                                                        ---------     ---------
                                                        $ (1,475)     $  5,626
                                                        =========     =========

     The deferred tax asset at December 25, 1992 related principally to temporary differences resulting from recording accounts receivable reserves for financial statement purposes that were not yet deductible for tax purposes.

     The Company paid income taxes (net of refunds) of $21.5 million, $4.8 million and $33.3 million during 1993, 1992 and 1991, respectively. These payments of income taxes included a refund from Travelers during 1993 of $0.6 million and payments to Travelers during 1992 and 1991 of $9.0 million and $0.2 million, respectively. The 1992 payments to Travelers consisted of $2.9 million for interest and $6.1 million for income taxes related to Internal Revenue Service audits of prior years' tax returns. These amounts resulted in the creation of a current deferred tax asset or were accrued at December 27, 1991, in current taxes payable. During the time that Travelers owned 80% or more of the Company, income taxes were calculated substantially on a stand alone basis under an income tax allocation agreement with Travelers.

13.  BUSINESS DIVESTITURES

     On September 3, 1993, the Company sold certain assets of COMB. In addition, the Company sold certain assets of FDC, a subsidiary of Figi's, effective as of December 31, 1993, and has signed a letter of intent to sell the remaining assets of Figi's. The Company anticipates finalizing this transaction in early 1994. The effects of the Figi's transactions were recorded in the fourth quarter. The net financial results of these divestitures did not have a material impact on earnings. COMB, FDC and Figi's had aggregate net sales of $146.9 million in 1993.

     Included in other assets as of December 31, 1993 were the net amounts anticipated to be received from the sale of Figi's.

14.  RELATED PARTY TRANSACTIONS

     The Company purchased a portion of its umbrella/excess liability insurance coverage from Travelers until December 5, 1991. In 1992 and 1991, the Company paid Travelers $1.7 million and $1.0 million, respectively, which related primarily to retrospectively-rated workers compensation insurance which the Company obtained through Travelers prior to April 1, 1989. These payments were under an agreement with Travelers which also calls for ongoing reimbursement for all retrospectively-rated policies.

     For other related party transactions, the following list details the subject and Note reference:

           Operating leases                      Note 10
           Income taxes                          Note 12
           Stockholders' equity - stock
             redemption                          Note 15

15.  STOCKHOLDERS' EQUITY

     The Company currently has 100,000,000 authorized shares of $.01 par value common stock of which 46,148,448 and 45,751,398 were issued and outstanding as of December 31, 1993 and December 25, 1992, respectively. 5,000,000 shares of $.01 par value preferred stock are authorized, none of which have been issued.

     In July 1993, the Board of Directors declared a two-for-one stock split effected in the form of a 100% stock dividend. Par value remained at $.01 per share. All share and per share amounts have been restated to retroactively reflect the stock split.

     The Fingerhut Companies, Inc. Stock Option Plan provides certain management of the Company with options to purchase up to 7,768,000 shares of common stock of which 124,850 were available for grant at December 31, 1993. The options are granted at the fair market value at the date of grant. The options become exercisable in five equal annual installments beginning on the first anniversary of the date of grant. Unexercised options will be cancelled ten years and one month after the date of grant. Certain options are subject to acceleration if management is terminated without cause.

     The Fingerhut Companies, Inc. Performance Enhancement Investment Plan ("PEIP Plan") provides certain management of the Company with the right to purchase options to acquire up to 3,000,000 shares of common stock, of which 659,924 were available for grant at December 31, 1993. Under the PEIP Plan, management will be offered the opportunity to purchase option units, each consisting of four options to purchase common stock, with exercise prices of 110%, 120%, 130% and 140%, respectively, of the fair market value at the time of grant. The options are offered at prices determined by the Company on the grant date. The options granted in 1993 become exercisable in four equal installments beginning on January 1, 1995. Unexercised options will be repurchased on the earlier of the optionee's termination of employment or the seventh anniversary of the grant date.

     The Fingerhut Companies, Inc. 1992 Stock Option and Long-Term Incentive Plan provides certain management of the Company with options to purchase up to 523,382 shares of common stock. In 1992, the Company granted the Chairman and Chief Executive Officer non-qualified options to purchase 523,382 shares of common stock with an option price of $15.00, the fair market value at the date of grant. In November 1993, 50% of these options became exercisable, 50% become exercisable in November 1994 and all expire in December 1999.

     In December 1992, the Chairman and Chief Executive Officer exercised options to purchase 1,439,180 shares by tendering to the Company 523,382 shares of the Company's stock at the market value of $15.00 per share.


     The following table summarizes the activity of the stock option plans:

                                                 Non-qualified stock
                                                    option shares                    Option
                                            Outstanding       Exercisable            prices

     Balance at December 28, 1990            7,559,250         1,336,250         $ 5.45-$11.37
        Granted                                364,000                 -           7.44- 15.12
        Cancelled/forfeited                   (361,200)                -           5.45- 13.50
        Exercisable                                  -         1,453,450           5.45- 11.37
        Exercised                             (165,400)         (165,400)          5.45- 10.87
                                            -----------       -----------        --------------
     Balance at December 27, 1991            7,396,650         2,624,300           5.45- 15.12
        Granted                                826,382                 -          12.37- 17.50
        Cancelled/forfeited                   (269,300)                -           5.45- 15.75
        Exercisable                                  -         1,438,250           5.45- 15.12
        Exercised                           (1,609,380)       (1,609,380)          5.45- 10.50
                                            -----------       -----------        --------------
     Balance at December 25, 1992            6,344,352         2,453,170           5.45- 17.50
        Granted                              2,652,076                 -          15.12- 34.25
        Cancelled/forfeited                   (264,600)                -           5.45- 28.04
        Exercisable                                  -         1,720,441           5.45- 17.50
        Exercised                             (397,050)         (397,050)          5.45- 15.56
                                            -----------       -----------        --------------
     Balance at December 31, 1993            8,334,778         3,776,561         $ 5.45-$34.25
                                            ===========       ===========        ==============

     In connection with the December 1992 secondary public offering, the Company repurchased 3,000,000 shares of its common stock from a subsidiary of Travelers at $15.00 per share, or an aggregate amount of $45.0 million.

     The Company received net proceeds of $17.9 million from the sale of 1,500,000 shares of common stock in the December 1991 stock offering.


16.  OTHER DISCLOSURES

     Administrative and selling expenses included promotional material and advertising expenses of $391.0 million, $371.9 million and $328.1 million for 1993, 1992 and 1991, respectively.

     Amortization expense relating to the excess of cost over fair value of net assets acquired was $1.3 million for 1993, 1992 and 1991. Accumulated amortization was $6.3 million and $5.3 million at December 31, 1993 and December 25, 1992, respectively.

     Amortization expense relating to customer lists was $1.5 million for 1993, 1992 and 1991. Accumulated amortization was $5.0 million and $5.8 million at December 31, 1993 and December 25, 1992, respectively.

17.  CONTINGENCIES

     The Company is a party to various claims, legal actions, sales tax disputes and other complaints arising in the ordinary course of business. In the opinion of management, any losses which may occur are adequately covered by insurance, are provided for in the financial statements, or are without merit and the ultimate outcome of these matters will not have a material effect on the financial position or operations of the Company.

18.  SUBSEQUENT EVENTS

     On January 10, 1994, the Company concluded the sale of certain assets of FDC.

     On January 20, 1994, the Company declared a cash dividend of $.04 per share, or an aggregate of $1.8 million, payable on February 24, 1994 to shareholders of record as of the close of business on February 3, 1994.

     On March 14, 1994, the Receivables Transfer Agreement was extended to July 29, 1994.




FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
REPORT OF MANAGEMENT

To the Shareholders of Fingerhut Companies, Inc.:

The Company is responsible for the information presented in this annual report. The consolidated financial statements contained herein were prepared in accordance with generally accepted accounting principles and were based on informed judgments and management's best estimates where appropriate. Financial information elsewhere in this annual report is consistent with that contained in the consolidated financial statements.

The Company maintains a system of internal controls designed to provide reasonable assurance, at suitable costs, that assets are safeguarded and transactions are executed in accordance with established procedures. The system of internal controls includes a Code of Corporate Business Conduct, widely communicated to employees, which is designed to require them to maintain high ethical standards in their conduct of Company affairs, written procedures that provide for appropriate evidence of authority and a program of internal audit with management follow-up.

The Company's consolidated financial statements have been audited by KPMG Peat Marwick, independent certified public accountants, whose appointment was ratified by shareholder vote at the 1993 annual shareholders' meeting. Their audit was conducted in accordance with generally accepted auditing standards. As part of their audit of the Company's 1993 consolidated financial statements, our independent accountants considered the Company's system of internal controls structure to the extent they deemed necessary to determine the nature, timing and extent of their audit tests.

The Audit Committee of the Board of Directors is composed entirely of independent directors. This Committee supervises and reviews the Company's accounting practices, recommends to the Board the independent auditors, reviews the audit plans, scope, findings, reports and recommendations and reviews the Company's financial controls, procedures and practices. The independent public accountants and the internal auditors have free access to the Audit Committee without management present.

/s/ Theodore Deikel

Theodore Deikel
Chairman of the Board,
Chief Executive Officer and President

/s/ Daniel J. McAthie

Daniel J. McAthie
Senior Vice President
Chief Financial Officer and Treasurer

- ---------------------------------------------------------------------


INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Fingerhut Companies,
Inc.:

We have audited the accompanying consolidated statements of financial position of Fingerhut Companies, Inc. and Subsidiaries (the "Company") as of December 31, 1993 and December 25, 1992 and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the fiscal years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fingerhut Companies, Inc. and Subsidiaries as of December 31, 1993 and December 25, 1992, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.



/s/KPMG Peat Marwick


Minneapolis, Minnesota
January 28, 1994, except as to the first paragraph of Note 3 and the third paragraph of Note 18 which are as of March 14, 1994.



FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
QUARTERLY FINANCIAL AND STOCK DATA (UNAUDITED)


     Quarterly Financial -- Fiscal Year Summaries

        (In thousands of dollars,                                  1993
        except per share data)       First         Second          Third         Fourth         Total

        Revenues                  $  371,807     $  420,835     $  379,313     $  635,953     $1,807,908
        Gross margin (a)          $  169,371     $  187,269     $  162,944     $  293,068     $  812,652
        Net earnings              $    7,764     $   12,976     $   13,759     $   40,829     $   75,328
        Earnings per share        $      .16     $      .26     $      .27     $      .81     $     1.50

                                                                   1992
                                     First         Second         Third          Fourth         Total
        Revenues                  $  309,472     $  359,073     $  353,189     $  584,380     $1,606,114
        Gross margin (a)          $  153,134     $  167,866     $  165,888     $  271,976     $  758,864
        Net earnings              $    9,590     $   11,235     $    5,609     $   35,372     $   61,806
        Earnings per share        $      .18     $      .22     $      .11     $      .69     $     1.19


     (a) Gross margin is equal to net sales less product cost.


     Stock Data

     The Company's common stock is traded under the symbol "FHT" on the New York Stock Exchange. As of February 28, 1994, there were 516 holders of record of the Company's common stock.



                                                                  1993
                                    First         Second          Third         Fourth          Year

        Common stock price:
           High                   $ 20-3/8       $ 22-1/2       $ 29-1/8       $ 30-5/8       $ 30-5/8
           Low                    $ 14-7/8       $ 19-1/8       $ 21-1/8       $     24       $ 14-7/8

        Dividends paid            $    .04       $    .04       $    .04       $    .04       $    .16

                                                                  1992
                                    First         Second          Third         Fourth          Year
        Common stock price:
           High                   $     18       $ 16-1/4       $ 15-7/8       $ 16-1/2       $     18
           Low                    $ 13-7/8       $ 13-3/4       $ 13-3/8       $ 12-5/8       $ 12-5/8

        Dividends paid            $    .04       $    .04       $    .04       $    .04       $    .16


     Dividend Policy

     The Company intends to pay regular quarterly cash dividends and expects to retain a substantial portion of its net earnings to fund future growth. The declaration and payment of dividends will be subject to the discretion of the Board of Directors, and there can be no assurance that any dividends will be paid in the future. In determining whether to pay dividends (as well as the amount and timing thereof), the Board of Directors will consider a number of factors including the Company's results of operations, financial condition, future capital requirements and any applicable restrictive provisions in any financing agreements. See Note 7 for dividend restrictions.







Independent Auditors' Report


The Board of Directors
Fingerhut Companies, Inc.:

Under date of January 28, 1994, we reported on the consolidated statements of financial position of Fingerhut Companies, Inc. and subsidiaries as of December 31, 1993 and December 25, 1992, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1993, as contained in the 1993 annual report to stockholders. These consolidated financial statements and our report thereon are incorporated by reference in the annual report on Form 10-K for the year 1993. In connection with our audits of the aforementioned consolidated financial statements, we have also audited the related financial statement schedule as listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.



/s/KPMG Peat Marwick


Minneapolis, Minnesota
January 28, 1994, except as to the first paragraph of Note 3 and the third paragraph of Note 18 which are as of March 14, 1994.




                                                                   SCHEDULE VIII




                               FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
                                    VALUATION AND QUALIFYING ACCOUNTS
                        FOR THE YEARS ENDED DECEMBER 31, 1993, DECEMBER 25, 1992
                                          AND DECEMBER 27, 1991
                                        (In thousands of dollars)



                                               Additions
                                               charged to
                                 Balance at       cost,                      Balance at
                                 beginning      expenses,                      end
         Description             of period      revenues     Deductions      of period
Accounts receivable reserves:

            1993                 $120,334      $646,702      $658,902 (a)    $108,134

            1992                 $115,616      $576,234      $571,516 (a)    $120,334

            1991                 $102,868      $515,271      $502,523 (a)    $115,616


Inventory reserves:

            1993                 $ 15,184      $ 21,260      $ 17,116 (b)    $ 19,328

            1992                 $ 16,775      $ 16,666      $ 18,257 (b)    $ 15,184

            1991                 $ 16,890      $ 14,056      $ 14,171 (b)    $ 16,775


(a) Primarily represents reductions in the reserves for actual returns and exchanges, allowances, uncollectible amounts (net of recoveries) and collection costs. And also, includes the reserves related to the accounts receivable sold under the Receivables Transfer Agreement.

(b)  Primarily represents inventory sold to liquidators and returned to vendors.