Form 10-K, Exhibit 13
FINGERHUT COMPANIES INC
filed 1995-03-30
CIK 740126

FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
FIVE YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands of dollars, except per share data)



                                                                         For the fiscal year ended
                                              December 30,     December 31,     December 25,    December 27,    December 28,
                                                  1994             1993(c)          1992            1991            1990

Earnings data:
   Revenues                                   $ 1,934,385      $ 1,807,908      $ 1,606,114     $ 1,428,428     $ 1,247,997
   Earnings before taxes (b)                  $    70,926      $   111,879      $    93,930     $    81,398     $    74,139
   Net earnings (b)                           $    45,925      $    75,328      $    61,806     $    53,558     $    47,715
   Net earnings as a percent of revenues (b)          2.4%             4.2%             3.8%            3.7%            3.8%
   Per share:
      Earnings (a) (b)                        $       .91      $      1.50      $      1.19     $      1.07     $       .98
      Dividends declared                      $       .16      $       .16      $       .16     $       .16     $       .08


                                                                             At fiscal year-end
Financial position data:
   Total assets                               $ 1,097,933      $   988,302      $   925,649     $   801,999     $   651,162
   Total current debt                         $       336      $       313      $       333     $    62,853     $    87,284
   Long-term debt and capitalized lease,
     less current portion                     $   246,516      $   246,852      $   247,190     $   119,164     $    15,015
   Total stockholders' equity                 $   500,950      $   472,389      $   399,591     $   384,149     $   318,600


(a)  Based on a weighted average of 50,270,419; 50,101,739; 51,937,936;
     49,960,546 and 48,565,694 shares of common stock and common stock equivalents for the fiscal years ended December 30, 1994; December 31, 1993; December 25, 1992; December
     27, 1991 and December 28, 1990, respectively.

(b) 1994 results included a $29.9 million charge ($19.4 million after tax) relating to unusual items. See Note 3 to the Consolidated Financial Statements.

(c) In 1993, the Company sold certain assets of COMB Corporation and FDC, Inc., a subsidiary of Figi's Inc.

FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

RESULTS OF OPERATIONS

The Company experiences variances in quarterly results from year to year that result from changes in the timing of its promotions and the types of customers and products promoted and, to some extent, from variations in dates of holidays and the timing of the quarter ends resulting from a 52/53 week fiscal year. Fiscal years 1994 and 1992 included 52 weeks compared to 53 weeks in 1993. In addition, the individual cost components (product cost, administrative and selling expenses, and provision for uncollectible accounts) and gross margin as a percent of net sales may vary from period to period due to the different types of products, mail programs, and customers promoted.

Highlights of operations:        For the fiscal year ended

Percent of net sales             1994       1993         1992
Finance income, net              12.6%      10.6%         9.2%
Product cost                     49.7       50.3         48.4
Administrative and selling
 expenses                        40.8       37.9         38.0
Provision for uncollectible
 accounts                        13.3       11.9         12.7

Percent of revenues
Discount on sale of accounts
 receivable                       2.8%       1.5%         1.4%
Interest expense, net             1.3        1.9          2.1
Earnings before taxes             3.7        6.2          5.8
Provision for income taxes        1.3        2.0          2.0
Net earnings                      2.4        4.2          3.8


Bar Graph depicting Earnings Per Share for the last five years:

1994    $ .91/$1.30*
1993    $1.50
1992    $1.19
1991    $1.07
1990    $ .98

* Excluding one-time charge


1994 COMPARED WITH 1993

The Company reported record revenues of $1.934 billion in 1994. Net earnings of $45.9 million, or $.91 per share, were negatively impacted by the fourth quarter after-tax charge of $19.4 million, or $.39 per share, relating to the cancelation of its proposed 24-hour cable television shopping channel, substantial reduction of its USA Direct infomercial subsidiary and provisions for corporate streamlining. Also during the fourth quarter, the intended purchaser of Figi's Inc. ("Figi's"), a catalog marketer of specialty foods and other gifts, was unable to complete its financing. As a result, the Company reversed the effects of the sale, which were recorded in the fourth quarter of 1993. This did not have a material impact on earnings.

Net sales for the year were $1.719 billion compared to $1.634 billion in 1993. Excluding COMB Corporation ("COMB") and FDC, Inc. ("FDC"), which the Company sold in 1993, net sales for the current 52-week period increased 11% from $1.554 billion in 1993, a 53-week period. Fingerhut Corporation ("Fingerhut"), the Company's core business, had net sales of $1.577 billion in 1994 compared to $1.414 billion in 1993, an increase of 12%. Net sales from Fingerhut's existing customer list increased 13% to $1.321 billion primarily as a result of a higher average order size and additional mailings, partially offset by lower response per mailing. Net sales from Fingerhut's new customer acquisition programs increased 5% in 1994 to $256 million primarily due to a higher average order size and increased mailings. Net sales from Figi's increased 6% in 1994 to $70 million compared to $66 million in 1993 as a result of increased customer acquisitions. Net sales from USA Direct Incorporated ("USA Direct") decreased 16% in 1994 to $59 million compared to $70 million for 1993 resulting from less successful product promotions. Montgomery Ward Direct L.P., a 50% owned affiliate, had net sales of $188 million compared to $116 million for 1993. Montgomery Ward Direct's sales are not included as revenues in the Company's consolidated financial statements.

Net finance income for the year was $215.7 million compared to $173.9 million in 1993. The increase was due to increased sales from Fingerhut's existing customers, longer payment plans and a higher percent of accounts receivable sold under the Fingerhut Master Trust.

Product cost for the year was $854.5 million, or 49.7% of net sales, compared to $821.4 million, or 50.3% of net sales, during the prior year. The decrease as a percent of net sales was due to improved margins in the core business as the result of improved buying, and the sale of COMB, which had a higher product cost as a percent of net sales, partially offset by provisions for the cancelation of S The Shopping Network and scaling back USA Direct.

Administrative and selling expenses for 1994 were $701.6 million, or 40.8% of net sales, compared to $619.0 million, or 37.9% of net sales, in the prior year. The increase was primarily due to operating expenses associated with, and the cancelation of, S The Shopping Network, scaling back USA Direct and provisions for corporate streamlining, as well as planned depreciation costs.

The provision for uncollectible accounts was $229.4 million, or 13.3% of net sales, compared with $194.5 million, or 11.9% of net sales, for the prior year. The increase as a percent of net sales was due to the following three factors: the sale of COMB and FDC, which had lower provisions for uncollectible accounts as a percent of net sales, a higher provision for uncollectible accounts on Fingerhut's existing customer list and increased provisions related to scaling back USA Direct.

Discount on sale of accounts receivable for the year was $53.7 million compared to $26.7 million for the comparable period in 1993. The increase resulted from higher short-term interest rates, as well as an increase in the amount of accounts receivable sold and the replacement of the Receivables Transfer Agreement with the Fingerhut Master Trust.

Net interest expense for the year was $24.3 million compared to $34.5 million in 1993. The decrease was primarily attributable to the expiration of the interest rate swap agreements on June
30, 1993 and June 30, 1994.

The effective tax rate for 1994 was 35.2% compared with 32.7% in the prior year. In 1993, the Company recognized a one-time benefit of $2.0 million on its deferred tax asset as a result of the Omnibus Budget Reconciliation Act of 1993 ("the Act"). Other factors contributing to the increase in the 1994 effective income tax rate included a provision for additional state income taxes and the disallowance of certain deductions as a result of the Act, partially offset by an increase in merchandise donations.

The above factors resulted in net earnings for 1994 of $45.9 million, or $.91 per share, compared with $75.3 million, or $1.50 per share, for 1993.

1993 COMPARED WITH 1992

In 1993, the Company achieved record levels of net earnings and revenues. Operating results reflected strong performance from Fingerhut's existing customer list and new customer acquisition programs, as well as improved earnings performance from the Company's other subsidiaries. The results included higher fulfillment costs and a planned increase in depreciation expense.

Certain assets of COMB were sold on September 3, 1993. In addition, the Company sold certain assets of FDC effective as of December 31, 1993 and signed a letter of intent to sell the remaining assets of Figi's. The Company anticipated finalizing this transaction in 1994. The effects of these transactions were recorded in 1993 and did not have a material impact on earnings.

Fiscal 1993 net sales were $1.634 billion compared to $1.471 billion for 1992, an increase of 11%, or 15% excluding COMB. Fingerhut had net sales of $1.414 billion compared to $1.216 billion in 1992, a 16% increase. Net sales from Fingerhut's existing customer list increased 21% to $1.171 billion from $970 million for 1992 primarily as a result of increased mailings and higher sales per mailing. Net sales from Fingerhut's new customer acquisition programs were $243 million compared to $246 million in 1992. During 1993, Fingerhut acquired approximately 190 thousand more new customers than it did in the prior year. Net sales from USA Direct were $70 million compared to $59 million for the prior year. Net sales from Figi's were $66 million compared to $76 million in 1992 as a result of a planned reduction in mailings. Net sales from COMB (which was sold on September 3, 1993) were $65 million compared to $103 million for the full year of 1992.

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

Bar Graph depicting Total Assets for the last five years (in millions):

1994    $1097.9
1993    $ 988.3
1992    $ 925.6
1991    $ 802.0
1990    $ 651.2

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

LIQUIDITY AND CAPITAL RESOURCES

The Company funds its operations through internally generated funds, the sale of accounts receivable pursuant to the Fingerhut Master Trust, borrowings under the Revolving Credit Facility and issuance of long-term debt and common stock.
In June 1994, the Company formed the Fingerhut Master Trust ("the Trust") to replace the Receivables Transfer Agreement (see Note 4 of the Consolidated Financial Statements). Under the Trust and (prior to its replacement) the Receivables Transfer Agreement, Fingerhut sells, on a continuous basis, an undivided interest in a pool of customer accounts receivable subject to meeting certain eligibility requirements. The Trust allowed Fingerhut to sell a greater percentage of its receivables, which had the effect of increasing the proceeds received by the Company as of December 30, 1994. Proceeds received from these sales were $1.096 billion as of December 30, 1994 and $829.0 million as of December 31, 1993.

The Revolving Credit Facility was amended in October 1994 to increase the aggregate commitments to $400.0 million, which includes the issuance of up to $200.0 million in letters of credit, and extend the expiration date to October 1999. As of December 30, 1994 and December 31, 1993, the Company had no borrowings under the Revolving Credit Facility but had outstanding letters of credit of $5.8 million and $42.6 million, respectively. Additional outstanding open letters of credit under a separate agreement aggregated $34.9 million at December 30, 1994.

The Company had an aggregate amount of fixed rate notes outstanding of $245.0 million as of December 30, 1994 and December 31, 1993.

The Company generated $92.4 million in cash from operations in 1994 compared to $8.5 million in 1993. This net $83.9 million increase in cash from operations resulted from decreased working capital requirements partially offset by the $29.4 million decrease in earnings. The most significant items affecting working capital were a decrease in customer accounts receivable and increases in inventory, accounts payable, accrued liabilities and deferred income taxes. The change in customer accounts receivable from a $41.6 million use of cash in 1993 to a $3.7 million source of cash in 1994 resulted from the increase in the percent of accounts receivable sold as a result of the Trust. Inventories increased $7.0 million in 1994 primarily due to higher purchases reflecting planned increases in future sales. The $32.2 million increase in accounts payable compared to the $27.4 million decrease in 1993 was due to the additional week of activity during 1993 and the timing of purchases and disbursements. The increase in accrued liabilities was due to costs associated with canceling the launch of S The Shopping Network, scaling back USA Direct and provisions for corporate streamlining. Deferred income taxes increased as a result of an increase in reserve provisions relating to uncollectible accounts and the cancelation of S The Shopping Network.

The Company's use of cash for investment activities of $57.5 million in 1994 increased $32.7 million compared to 1993 as a result of capital expenditures related to the facility additions discussed below, partially offset by reduced proceeds received from businesses divested at the end of 1993.

Bar Graph depicting Working Capital for the last five years (in millions):

1994    $ 468.3
1993    $ 472.9
1992    $ 413.0
1991    $ 298.2
1990    $ 174.4

Three separate facility additions were approved by the Company's Board of Directors in 1994. The $20.0 million 547,000 square-foot warehouse and distribution facility expansion in St. Cloud, Minnesota, became operational during the fourth quarter.
Spending through December 30, 1994 on the St. Cloud expansion was $18.7 million. Construction on a western distribution center in Spanish Fork, Utah, began in the third quarter. Spending through December 30, 1994 was $14.7 million. The remaining construction of this one million square-foot facility in 1995 and 1996 is projected to cost approximately $45.0 million. The Company also broke ground in the third quarter for a $23.0 million data and technology center in Plymouth, Minnesota, which is anticipated to be open in 1995. Spending through December 30, 1994 on the data center was $4.7 million.

The owner of certain office and warehouse facilities leased to the Company exercised its right to require the Company to repurchase those facilities in 1995 for approximately $14.9 million. The Company anticipates completing the purchase on or before September 29, 1995.

On January 24, 1995, the Company declared a cash dividend of $.04 per share, or an aggregate of $1.8 million, payable on February
23, 1995 to the shareholders of record as of the close of business on February 7, 1995.

During 1994, the Company's Board of Directors authorized the repurchase of up to 2.5 million shares of the Company's common stock that may be made from time to time at prevailing prices in the open market or by block purchase and may be discontinued at any time. The purchases will be made within certain restrictions relating to volume, price and timing in order to minimize the impact of the purchase on the market for the Company's stock. During 1994, the Company repurchased at prevailing market prices 807,400 shares of its common stock for an aggregate of $13.4 million.

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

Bar Graph depicting Stockholders' Equity for the last five years (in millions):

1994    $ 500.9
1993    $ 472.4
1992    $ 399.6
1991    $ 384.1
1990    $ 318.6


FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of dollars, except per share data)





                                                              For the fiscal year ended
                                               December 30,         December 31,         December 25,
                                                   1994                 1993                 1992
Revenues:
    Net sales                                  $ 1,718,647          $ 1,634,009          $ 1,470,628
    Finance income, net                            215,738              173,899              135,486
                                                 ---------            ---------            ---------
                                                 1,934,385            1,807,908            1,606,114
Costs and expenses:
    Product cost                                   854,461              821,357              711,764
    Administrative and selling expenses            701,582              619,009              558,416
    Provision for uncollectible accounts           229,396              194,494              186,372
    Discount on sale of accounts receivable         53,736               26,713               22,325
    Interest expense, net                           24,284               34,456               33,307
                                                 ---------            ---------            ---------
                                                 1,863,459            1,696,029            1,512,184
                                                 ---------            ---------            ---------
Earnings before taxes                               70,926              111,879               93,930

Provision for income taxes                          25,001               36,551               32,124
                                                 ---------            ---------            ---------
Net earnings                                   $    45,925          $    75,328          $    61,806
                                                 =========            =========            =========

Earnings per share                             $       .91          $      1.50          $      1.19
                                                 =========            =========            =========

Weighted average shares                         50,270,419           50,101,739           51,937,936
                                                ==========           ==========           ==========


See accompanying Notes to Consolidated Financial Statements.


FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of dollars)


                                           A S S E T S

                                                                 December 30,      December 31,
                                                                     1994              1993
Current assets:
    Cash and cash equivalents                                    $   85,382        $    65,022
    Customer accounts receivable, net                               351,605            367,306
    Inventories, net                                                159,048            152,029
    Promotional material                                             59,477             57,507
    Deferred income taxes                                           116,755             71,722
    Other                                                            19,645              8,605
                                                                 ----------         ----------
        Total current assets                                        791,912            722,191

Property and equipment, net                                         226,385            190,936
Excess of cost over fair value of net assets acquired, net           44,321             45,625
Customer lists, net                                                  12,601             14,001
Other assets                                                         22,714             15,549
                                                                 ----------         ----------
                                                                 $1,097,933        $   988,302
                                                                 ==========        ===========


                                     L I A B I L I T I E S

Current liabilities:
    Accounts payable                                             $  156,121        $   123,927
    Accrued payroll and employee benefits                            39,891             38,477
    Other accrued liabilities                                        55,595             59,185
    Accrued unusual charges                                          29,358                  -
    Current portion of long-term debt                                   336                313
    Current income taxes payable                                     42,327             27,366
                                                                 ----------         ----------
        Total current liabilities                                   323,628            249,268

Long-term debt, less current portion                                246,516            246,852
Deferred income taxes                                                21,762             15,459
Other non-current liabilities                                         5,077              4,334
                                                                 ----------         ----------
                                                                    596,983            515,913



                            S T O C K H O L D E R S '   E Q U I T Y

Preferred stock                                                           -                  -
Common stock                                                            456                461
Additional paid-in capital                                          253,926            254,984
Earnings reinvested                                                 246,568            216,944
                                                                 ----------         ----------
        Total stockholders' equity                                  500,950            472,389
                                                                 ----------         ----------
                                                                 $1,097,933        $   988,302
                                                                 ==========        ===========


See accompanying Notes to Consolidated Financial Statements.

FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands of dollars)








                                                  Common stock              Additional
                                            Number of           Par          paid-in          Earnings
                                              shares           value         capital         reinvested           Total

Balance, December 27, 1991                 47,665,400         $  477        $ 254,022        $ 129,650          $ 384,149
 Stock repurchase                          (3,000,000)           (30)         (15,315)         (29,655)           (45,000)
 Stock retirement                            (523,382)            (5)          (2,673)          (5,173)            (7,851)
 Exercise of stock options                  1,609,380             16           14,119                -             14,135
 Cash dividends paid                                -              -                -           (7,648)            (7,648)
 Net earnings                                       -              -                -           61,806             61,806
                                           ----------         ------        ---------        ---------          ---------
Balance, December 25, 1992                 45,751,398            458          250,153          148,980            399,591
 Exercise of stock options                    397,050              3            4,831                -              4,834
 Cash dividends paid                                -              -                -           (7,364)            (7,364)
 Net earnings                                       -              -                -           75,328             75,328
                                           ----------         ------        ---------        ---------          ---------
Balance, December 31, 1993                 46,148,448            461          254,984          216,944            472,389
 Stock repurchase                            (807,400)            (8)          (4,493)          (8,900)           (13,401)
 Exercise of stock options                    211,025              2            3,033                -              3,035
 Employee stock purchase plan                  20,582              1              402                -                403
 Cash dividends paid                                -              -                -           (7,401)            (7,401)
 Net earnings                                       -              -                -           45,925             45,925
                                           ----------         ------        ---------        ---------          ---------
Balance, December 30, 1994                 45,572,655         $  456        $ 253,926        $ 246,568          $ 500,950
                                           ==========         ======        =========        =========          =========







See accompanying Notes to Consolidated Financial Statements.


FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars)

                                                                  For the fiscal year ended
                                                   December 30,         December 31,         December 25,
                                                       1994                 1993                 1992
Cash flows from operating activities:
 Net earnings                                      $    45,925          $    75,328          $    61,806
 Adjustments to reconcile net earnings to
  net cash provided by operating activities:
    Depreciation and amortization                       37,693               29,708               18,019
    Change in assets and liabilities,
     excluding the effects of business
     divestitures:
        Customer accounts receivable, net                3,662              (41,621)              10,718
        Inventories, net                                (7,019)             (27,739)             (26,954)
        Promotional material and
         other current assets                          (13,010)              (9,872)              (6,425)
        Accounts payable                                32,194              (27,374)              23,899
        Accrued payroll and employee benefits            1,414                3,279                3,488
        Accrued liabilities                             26,599               (8,504)               3,247
        Current income taxes payable                    16,464                8,914               13,372
        Deferred and other income taxes                (40,664)               6,980               13,073
        Other                                          (10,869)                (640)             (11,995)
                                                     ---------            ---------            ---------
Net cash provided by operating activities               92,389                8,459              102,248
                                                     ---------            ---------            ---------
Cash flows from investing activities:
    Additions to property and equipment                (69,578)             (51,771)             (50,900)
    Proceeds from business divestitures                 12,039               26,889                    -
                                                     ---------            ---------            ---------
Net cash used by investing activities                  (57,539)             (24,882)             (50,900)
                                                     ---------            ---------            ---------
Cash flows from financing activities:
    Proceeds from long-term debt                             -               45,000              135,000
    Repayments of long-term debt                          (313)             (45,402)                (280)
    Revolving credit facility                                -                    -              (57,000)
    Repurchase of common stock                          (8,706)                   -              (45,000)
    Issuance of common stock                             1,930                2,529                1,036
    Cash dividends paid                                 (7,401)              (7,364)              (7,648)
                                                     ---------            ---------            ---------
Net cash (used) provided by financing activities       (14,490)              (5,237)              26,108
                                                     ---------            ---------            ---------
Net increase (decrease) in cash and cash
 equivalents                                            20,360              (21,660)              77,456

Cash and cash equivalents at beginning
 of year                                                65,022               86,682                9,226
                                                     ---------            ---------            ---------
Cash and cash equivalents at end of year           $    85,382          $    65,022          $    86,682
                                                     =========            =========            =========
    Supplemental noncash investing and financing activities:
    Fixed assets retired under capital lease       $         -          $         -          $    11,064
    Capital lease retired                          $         -          $         -          $    12,214
    Noncash retirement of common stock             $         -          $         -          $     7,851
    Noncash exercise of stock options              $         -          $         -          $     7,851
    Tax benefit from exercise of
     non-qualified stock options                   $     1,508          $     2,305          $     5,248
    Accrued stock repurchase                       $     4,695          $         -          $         -

    The Company included in cash and cash equivalents liquid investments with maturities of fifteen days or less.

See accompanying Notes to Consolidated Financial Statements.


FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  BUSINESS AND ORGANIZATION

    Fingerhut Companies, Inc. (the "Company") is a direct-to-the-consumer marketing company selling a broad range of products and services to consumers via catalogs, television and other media.

    Prior to 1990, the Company was privately held, primarily by a wholly owned subsidiary of The Travelers Inc. ("Travelers"), formerly Primerica Corporation. In May 1990, the Company became a publicly held company upon completion of a secondary public offering in which Travelers sold a portion of its common stock. Travelers reduced its ownership to zero through subsequent public offerings and sales in 1991, 1992 and 1993, including the Company's December 1992 repurchase of 3,000,000 shares at an aggregate amount of $45.0 million.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation

    The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries and the Company's investment in and 50% share of net earnings or losses of Montgomery Ward Direct, after elimination of all material intercompany transactions and balances. At December 30, 1994 and December 31, 1993, the Company's principal subsidiaries were Fingerhut Corporation, Figi's Inc. and USA Direct Incorporated.

    Reclassifications have been made to prior years' Consolidated Financial Statements whenever necessary to conform to the current year's presentation.

    Fiscal Year

    The fiscal years ended December 30, 1994 and December 25, 1992 included 52 weeks. The fiscal year ended December 31, 1993 included 53 weeks.

    Revenue Recognition

    Substantially all sales are made on the installment contract basis.
    Finance income on installment contracts (net of estimated returns and exchanges, allowances, uncollectible amounts and collection costs) is recognized using an effective interest method over the weighted average of the contract periods (which approximates sixteen months) or when collected, whichever is faster. When accounts receivable are sold (see Note 4), finance income, net, is recognized.

    Sales are recorded at the time of shipment and a provision for anticipated merchandise returns, net of exchanges, is recorded based upon historical experience. The provision charged against sales for 1994, 1993 and 1992 amounted to $275.3 million, $253.2 million and $218.5 million, respectively.

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

    Promotional Material

    Promotional material primarily includes free gifts and items in inventory associated with direct response advertising (paper, printing and postage).

    Pursuant to Statement of Position 93-7, "Reporting on Advertising Costs", the cost of mailed or aired direct response advertising is deferred and expensed over the period during which the orders are expected, generally one to four months. The amount of mailed or aired direct response advertising included in the Consolidated Statement of Financial Position is not material. The cost of non-direct response advertising is expensed as incurred.

    Property and Equipment

    Property and equipment are stated at cost and depreciated or amortized on a straight-line basis over their estimated economic useful lives (30 years for buildings; 5 years for software; 3 to 10 years for machinery and equipment, furniture and fixtures; and over the estimated useful life of the property or the life of the lease, whichever is shorter, for leasehold improvements). The Company capitalizes software developed for internal use that represents major enhancements and replacements of operating and management information systems.

    Intangible Assets

    The excess of cost over fair value of net assets acquired is amortized on a straight-line basis over 40 years.

    The ongoing cost of developing and maintaining customer lists is charged to operations as incurred. Customer lists obtained by the acquisition of a business are capitalized at fair market value and amortized over their estimated useful lives, approximately fifteen years.

    Management periodically assesses the carrying amount and amortization period of its intangible assets and has concluded that they are realizable.

    Income Taxes

    The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes". Under the guidelines of FAS 109, the Company provides for deferred taxes on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities that will result in future taxable or deductible amounts. The Company provides for deferred taxes at the enacted tax rate that is expected to apply when the temporary differences reverse.

3.  UNUSUAL ITEMS

    In the fourth quarter of 1994, the Company recorded an after-tax charge of $19.4 million, or $.39 per share, relating to the cancelation of its proposed 24-hour cable television shopping channel. The $29.9 million pre-tax charge covered the costs of closing down S The Shopping Network and substantially scaling back USA Direct, as well as provisions for corporate streamlining. The charge included $6.8 million for the cost of severance and related employee benefits to approximately 100 employees throughout all levels of the Company and $23.1 million for the write-off and disposition of assets and anticipated costs of fulfilling contractual commitments. A summary of the change in the Company's reserve for unusual charges is as follows:

                                                                                   Accrued unusual
                                              Provision for      Reserves            charges at
    (In thousands of dollars)                unusual charges     utilized         December 30, 1994
    Product costs                                $  5,253        $      -             $  5,253
    Administrative and selling expenses            21,230             459               20,771
    Provision for uncollectible accounts            3,434             100                3,334
                                                 --------        --------             --------
                                                 $ 29,917        $    559             $ 29,358
                                                 ========        ========             ========

    In December 1993, the Company signed a letter of intent to sell certain assets of Figi's. The effects of the Figi's transaction were recorded in the fourth quarter of 1993 with the net amounts anticipated to be received from the sale included in other assets as of December 31, 1993. During the fourth quarter of 1994, the intended purchaser of Figi's was unable to complete its financing. As a result, the Company reversed the effects of the sale. This did not have a material impact on earnings. As of December 30, 1994, the Company reclassified the assets and liabilities of Figi's to their respective Statement of Financial Position captions.

    In 1993, the Company sold certain assets of COMB and FDC. The net financial results of these divestitures did not have a material impact on earnings.

4.  SALE OF ACCOUNTS RECEIVABLE

    The Receivables Transfer Agreement was replaced with the Fingerhut Master Trust ("the Trust") in June 1994. The Trust allows Fingerhut to sell, on a continuous basis, an undivided interest in a pool of customer accounts receivables, subject to meeting certain eligibility requirements. In June 1994, the Trust issued the Series 1994-1 certificates which raised $900.0 million of proceeds. In November 1994, the Trust issued the Series 1994-2 certificates with aggregate commitments totaling $490.4 million. The Series 1994-1 certificates and the Series 1994-2 certificates enter into amortization periods beginning December 1996 and October 1997, respectively.

    Under the Trust, Fingerhut sold a greater percentage of its receivables, which had the effect of increasing the proceeds received by the Company as of December 30, 1994. The proceeds from the sale of accounts receivable were $1.096 billion and $829.0 million as of December 30, 1994 and December 31, 1993, respectively. The Company's retained interest in the Trust was approximately $184.2 million as of December 30, 1994. The holdback under the Receivables Transfer Agreement, which represented the Company's interest under that agreement, was approximately $227.0 million at December 31, 1993. Both the retained interest and the holdback were included in the Company's Statements of Financial Position under "Customer accounts receivable, net".

    A credit risk exists for losses on receivables in which the purchasers have an undivided interest, up to the amount of Fingerhut's retained interest in the Trust for 1994 and the holdback amount for 1993. Any losses beyond that level are the responsibility of the purchasers.

    "Discount on sale of accounts receivable" is comprised of the interest, discount and administrative and other fees paid or due to the purchasers of the accounts receivable sold. The discount, determined under the Trust and the Receivables Transfer Agreement, approximates the prevailing short-term LIBO rates and commercial paper rates for high grade unsecured notes, respectively, plus administrative fees. The rates (including administrative fees) applicable to receivables sold as of December 30, 1994 and December 31, 1993 were 6.3% and 4.0%, respectively.

    The Company has included in "Other accrued liabilities" the estimated expenses related to the subsequent collections of the receivables sold ($18.5 and $15.0 million for 1994 and 1993, respectively).

5.  CUSTOMER ACCOUNTS RECEIVABLE

    Substantially all of the Company's customer accounts receivable were generated by Fingerhut and Figi's Inc. Fingerhut uses fixed term, fixed payment installment plans with terms generally up to 32 months (excluding deferred billing periods of generally four to five months) and finance charge rates ranging from 18% to 24.9%. Figi's Inc. uses fixed term, fixed payment plans with terms up to three months (excluding deferred billing periods of up to approximately three months) with no finance charge. Customer accounts receivable are classified as current assets and include some which are due after one year, consistent with industry practice. Customer accounts receivable, net of amounts sold, consists of the following:

    (In thousands of dollars)                                           1994                 1993

    Due from customers                                               $ 484,158            $ 504,552
    Reserve for uncollectible accounts, net of
     anticipated recoveries                                            (81,271)             (74,410)
    Reserve for returns and exchanges                                  (14,889)             (18,988)
    Other reserves                                                     (17,223)             (19,135)
        Net collectible amount                                         370,775              392,019
    Unearned finance income                                            (19,170)             (24,713)
                                                                     ----------           ----------
        Customer accounts receivable, net                            $ 351,605            $ 367,306
                                                                     ==========           ==========

    Other reserves consist primarily of allowances for anticipated adjustments of finance charges billed to customers (due to earlier than scheduled payment) and anticipated costs required to collect customer accounts.

    The Company's customer base is dispersed throughout the United States. As a consequence, concentrations of credit risk are limited.

6.  PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

        (In thousands of dollars)                                       1994                 1993

        Land and improvements                                        $   4,981            $   4,931
        Buildings and leasehold improvements                            65,511               61,982
        Construction in progress                                        39,176               11,618
        Machinery and equipment                                        101,315               79,666
        Software                                                        90,492               76,232
        Other, principally furniture and fixtures                       14,922               13,582
                                                                     ---------            ---------
                                                                       316,397              248,011
            Less: Accumulated depreciation                             (62,353)             (43,612)
                  Accumulated amortization of software                 (27,659)             (13,463)
                                                                     ---------            ---------
                                                                     $ 226,385            $ 190,936
                                                                     =========            =========

    The capitalized software amortization expense recorded in 1994, 1993 and 1992 was $14.3 million, $10.5 million and $2.9 million, respectively.

7.  REVOLVING CREDIT FACILITY

    The Revolving Credit Facility was amended in October 1994 to increase the aggregate commitments to $400.0 million, which includes the issuance of up to $200.0 million in letters of credit, and extend the expiration date to October 1999. The proceeds from borrowings under the Revolving Credit Facility are to be used by the Company to provide for working capital and for other general corporate purposes. The Company's obligations under the Revolving Credit Facility are secured by a pledge of the capital stock of substantially all its subsidiaries. The following is a summary of the Revolving Credit Facility:

    (In thousands of dollars)                                       1994           1993           1992

    Balance at year-end                                          $        -     $        -     $        -
    Interest rate at year-end                                           8.5%           6.0%           6.0%
    Maximum month-end borrowing during the year                  $   20,000     $    8,000     $   84,000
    Average daily borrowing during the year                      $      918     $    1,364     $   36,503
    Weighted average interest rate during the year                      7.4%           6.0%           6.3%

    The outstanding portion of open letters of credit, primarily established to facilitate international merchandise purchases, was not reflected in the accompanying financial statements and aggregated $40.7 million at December 30, 1994.

8.  LONG-TERM DEBT

    Long-term debt and related maturity dates are as follows:

        (In thousands of dollars)                                                  1994           1993
        Private placements:
          Senior Notes                  Maturity date   Interest rate
          Series A                      June 1996            9.81%              $  65,000      $  65,000
          Series B                      December 1997       10.12%                 25,000         25,000
          Series C                      August 1996          9.74%                 20,000         20,000
          Series D                      August 1996          6.96%                 15,000         15,000
          Series A Unsecured            June 2002            8.92%                 60,500         60,500
          Series B Unsecured            June 2004            8.92%                 14,500         14,500
          Series C Unsecured            August 2000          6.83%                 45,000         45,000


        Other indebtedness (due in various installments through
         November 2014; interest at varying rates ranging from
         5.87% to 8.5% at December 30, 1994)                                        1,852          2,165
                                                                                ----------     ----------
                                                                                  246,852        247,165
        Current portion of long-term debt                                            (336)          (313)

                                                                                $ 246,516      $ 246,852
                                                                                ==========     ==========

    The Senior Notes are secured by a pledge of the capital stock of substantially all of the Company's subsidiaries.

    Scheduled annual maturities due on long-term debt at December 30, 1994 were as follows:

                         (In thousands of dollars)

                         1995           $    336
                         1996           $100,054
                         1997           $ 25,054
                         1998           $     54
                         1999           $     46
                         Thereafter     $121,308

    The Senior Notes contain covenants restricting the payment of dividends. The maximum amount of dividends the Company was permitted to pay at December 30, 1994 was $79.9 million.


9.  FINANCIAL INSTRUMENTS

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    This discloses the fair value of all financial instruments, both assets and liabilities, recognized and not recognized, in the Consolidated Statements of Financial Position for which it is practicable to estimate fair value.

    Quoted market prices generally are not available for all of the Company's financial instruments. Accordingly, fair values are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates involve uncertainties and matters of judgement, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    A description of the methods and assumptions used to estimate the fair value of each class of the Company's financial instruments is as follows:

    Cash and cash equivalents, Accounts payable, Accrued payroll and employee benefits, Other accrued liabilities and Accrued unusual charges
    The carrying amounts approximate fair value due to the short maturity of these instruments.

    Customer accounts receivable, net
    As the average collection period for these exceeds 90 days, the discounted present value of expected future cash flows from the collection of the receivables and related deferred finance income were calculated and it was determined that the carrying amount approximates fair value.

    Sale of accounts receivable
    The carrying amount of the Company's retained interest in the Trust or holdback under the Receivables Transfer Agreement approximates fair value, as it was determined that "Customer accounts receivable, net" approximates fair value.

    Long-term debt
    The fair value of the Company's long-term debt was estimated based on the amount of future cash flows associated with each instrument discounted using the current rates offered to the Company for similar debt instruments of comparable maturity.

    Interest rate cap and swap agreements
    The fair values of interest rate cap and swap agreements were obtained from dealer quoted prices. These values represent the estimated amount the Company would pay to terminate the agreements, taking into consideration current interest rates and the current creditworthiness of the counterparties.

    The estimated fair values of the Company's financial instruments are summarized as follows:

                                                                  1994                      1993
                                                         Carrying     Estimated     Carrying    Estimated
          (In thousands of dollars)                       amount      fair value     amount     fair value

          Cash and cash equivalents                      $   85,382   $   85,382    $  65,022   $  65,022
          Sale of accounts receivable                    $  184,200   $  184,200    $ 227,000   $ 227,000
          Long-term debt                                 $  246,852   $  243,335    $ 247,165   $ 268,641
          Interest rate swap agreements
           in a net payable position                     $        -   $        -    $       -   $   3,000
          Interest rate cap agreements                   $    7,887   $    6,185    $       -   $       -


    DERIVATIVE FINANCIAL INSTRUMENTS HELD OR ISSUED FOR PURPOSES OTHER THAN TRADING

    In 1994, the Company entered into interest-rate cap agreements to hedge its economic exposure to increasing interest rates on the sale of accounts receivable under the Fingerhut Master Trust. At December 30, 1994, the Company had two agreements in place which effectively cap short-term LIBOR at 6.5% until interest rates exceed 11.7%, on an aggregate notional amount of $500.0 million relating to Series 1994-1 certificates. The certificates themselves are capped at LIBOR equal to 11.7%. The $5.1 million premium paid for these interest-rate cap agreements is included in other current assets and is being amortized to interest expense ratably over the remaining term of the agreements. The Series 1994-2 certificates required an additional agreement which effectively caps short-term LIBOR at 11.2% on a notional amount that varies over the life of the agreement. At December 30, 1994, the effective notional amount was $300.0 million. The $2.9 million premium paid for this interest rate cap agreement is included in other assets and is being amortized to "Discount on sale of accounts receivable" over the remaining term of the agreement. The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate cap agreements. However, the Company does not anticipate nonperformance by the counterparties.

    Fingerhut entered into interest rate swap agreements during 1990 totalling $260.0 million. The agreements exchanged a variable rate, which approximated the prevailing short-term commercial paper rate, for a fixed interest rate of 9.5%. $160.0 million of the interest rate swap agreements expired on June 30, 1993. The remaining $100.0 million expired on June 30, 1994.

10. INTEREST EXPENSE

    Net interest expense was as follows:

          (In thousands of dollars)                         1994             1993             1992

          Interest expense                                $ 25,711         $ 34,852         $ 33,537
          Interest income                                    1,427              396              230
                                                          --------         --------         --------
               Net interest expense                       $ 24,284         $ 34,456         $ 33,307
                                                          ========         ========         ========

     The Company paid interest of $25.1 million in 1994, $45.1 million in 1993 and $30.4 million in 1992.


11.  OPERATING LEASES

     Rental expense for both cancelable and noncancelable operating leases, (principally for office and warehouse facilities and computer equipment) for the fiscal years 1994, 1993 and 1992 was $39.8 million, $39.1 million and $34.1 million, respectively. Future minimum annual rentals at December 30, 1994, under noncancelable operating leases are as follows:

               (In thousands of dollars)

               1995                              $27,108
               1996                              $18,400
               1997                              $13,345
               1998                              $ 5,720
               1999                              $ 3,193
               Thereafter                        $    61

     The Company leases certain office and warehouse facilities (the "properties") from an affiliated company of Travelers. The leases provide for a term of 17 years, with rental payments subject to increases every three years. Annual rental expense for 1994, 1993 and 1992 was $1.7 million. In December 1994, the lessor exercised its right to require the Company to purchase the properties in 1995 for approximately $14.9 million. The Company anticipates completing the purchase on or before September 29, 1995.


12.  EMPLOYEE BENEFIT PLANS

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

          (In thousands of dollars)                                      1994               1993

          Actuarial present value of benefit obligations:
            Vested benefits                                            $12,459            $13,520
            Non-vested benefits                                          1,398                968
                                                                       --------           --------
              Accumulated benefit obligation                            13,857             14,488

            Effect of future compensation increases                      6,285              9,887
                                                                       --------           --------
              Projected benefit obligation                              20,142             24,375
          Plan assets at fair value                                     14,450             13,646
                                                                       --------           --------
            Unfunded projected benefit obligation                        5,692             10,729

          Unrecognized prior service cost                                  (71)              (319)
          Unrecognized net gain (loss)                                   2,708             (3,633)
                                                                       --------           --------
            Accrued pension cost                                       $ 8,329            $ 6,777
                                                                       ========           ========

     Plan assets at December 30, 1994 and December 31, 1993 were primarily invested in an equity fund.

     The actuarial present value of the projected benefit obligations represents the present value of benefits to be paid in the future under current provisions of the plan based on accumulated service to date and assuming future annual pay increases of 5.5% in 1994 and 1993. Projected benefits have been discounted using rates of 8.50% and 7.25% for 1994 and 1993, respectively. In determining pension expense, the assumed long-term rate of return on plan assets was 9.5% for 1994, 1993 and 1992. The Company's nonunion pension plans have vesting periods of five years.

     The components of pension expense for nonunion employees were as follows:

          (In thousands of dollars)                       1994            1993             1992

          Benefit earned during the period              $ 2,460         $ 1,984          $ 1,655
          Interest accrued on projected benefit
            obligation                                    1,822           1,448            1,237
          Actual return on assets                          (262)         (1,577)          (1,420)
          Deferred (loss) gain                           (1,038)            472              467
          Amortization of prior service cost                  5              20               20
          Amortization of net loss                           44               -                -
                                                        --------        --------         --------
            Pension expense for the period              $ 3,031         $ 2,347          $ 1,959
                                                        ========        ========         ========

     Additionally, the Company participates in a multi-employer pension plan for all union employees. The plan provides monthly retirement benefits to eligible participants based upon years of service. The plan is funded with contributions made in accordance with negotiated labor contracts.
     The pension expense related to this plan for 1994, 1993 and 1992 was $1.6 million, $1.3 million and $0.8 million, respectively.

     The Company also has several defined contribution plans (some of which have, or are limited to, 401(k) provisions) covering substantially all nonunion employees. Employer contributions to the plans are discretionary and are determined by the Board of Directors for each of the individual companies. The maximum contribution allowed is 15% of each participant's eligible compensation. The cost to the Company of these plans was $11.2 million, $14.1 million and $12.9 million for 1994, 1993 and 1992, respectively.

     In 1994, the Company adopted Statement of Financial Accounting Standards No. 112 ("FAS 112"), "Employers' Accounting for Postemployment Benefits". The impact of FAS 112 was not significant to the Company's financial statements.


13.  INCOME TAXES

     The provision for income taxes consisted of the following:

        (In thousands of dollars)                                   1994         1993           1992
        Currently payable:
           Federal                                               $ 62,645      $ 23,407       $ 32,318
           State                                                    1,139           611          1,281
        Deferred                                                  (38,783)       12,533         (1,475)
                                                                 ---------     ---------      ---------
                                                                 $ 25,001      $ 36,551       $ 32,124
                                                                 =========     =========      =========

     The Company's effective income tax rate differed from the U.S. federal statutory rate as follows:

                                                                  1994          1993           1992

        U.S. federal statutory rate                               35.0%         35.0%          34.0%
        State income taxes, net of federal tax benefit              .7            .5             .9
        Merchandise donations                                     (2.6)          (.9)          (1.1)
        Effect of change in federal tax rate on net
         deferred income tax asset                                   -          (1.7)             -
        Other, net                                                 2.1           (.2)            .4
                                                                 ------        ------         ------
           Effective income tax rate                              35.2%         32.7%          34.2%
                                                                 ======        ======         ======

     The "Other, net" tax rate in 1994, 1993 and 1992 was composed of miscellaneous items, none of which were individually significant.

     The current and long-term deferred income tax assets and liabilities included in the Consolidated Statements of Financial Position as of December 30, 1994 and December 31, 1993 were composed of the following:

     (In thousands of dollars)                                      1994               1993

     Current and long-term deferred income tax assets resulting from future deductible temporary differences are:

        Accounts receivable reserves                             $  166,846         $  133,501
        Yield reserve                                                 9,697              5,053
        Inventory capitalization                                      3,692              4,382
        Inventory obsolescence reserves                               7,016              7,218
        Reserve for unusual charges                                   8,585                  -
        Other                                                        10,696             18,975
                                                                 -----------        -----------
                                                                 $  206,532         $  169,129
                                                                 ===========        ===========

     Current and long-term deferred income tax liabilities resulting from future taxable temporary differences are:

        Accelerated depreciation and amortization                $  (24,658)        $  (30,854)
        Deferred finance income                                     (80,930)           (62,930)
        Deferred advertising                                         (4,513)            (5,748)
        Other                                                        (1,438)           (13,334)
                                                                 -----------        -----------
                                                                 $ (111,539)        $ (112,866)
                                                                 ===========        ===========

     Management believes, based on the Company's history of prior operating earnings and its expectations for the future, that operating income of the Company will be sufficient to fully utilize the deferred tax assets included in its financial statements.

     The Company paid income taxes (net of refunds) of $47.3 million, $21.5 million and $4.8 million during 1994, 1993 and 1992, respectively. These payments of income taxes included a refund from Travelers during 1993 of $0.6 million and a payment to Travelers during 1992 of $9.0 million. The 1992 payments to Travelers consisted of $2.9 million for interest and $6.1 million for income taxes related to Internal Revenue Service audits of prior years' tax returns. These amounts resulted in the creation of a current deferred tax asset or were accrued at December 27, 1991, in current taxes payable. During the time that Travelers owned 80% or more of the Company, income taxes were calculated substantially on a stand alone basis under an income tax allocation agreement with Travelers.

14.  RELATED PARTY TRANSACTIONS

     In 1992, the Company paid Travelers $1.7 million which related primarily to retrospectively rated workers compensation insurance which the Company obtained through Travelers prior to April 1, 1989. These payments were under an agreement with Travelers which also calls for ongoing reimbursement for all retrospectively rated policies.

     For other related party transactions, the following list details the subject and Note reference:

           Operating leases                                      Note 11
           Income taxes                                          Note 13
           Stockholders' equity - stock redemption               Note 15


15.  STOCKHOLDERS' EQUITY

     The Company currently has 100,000,000 authorized shares of $.01 par value common stock of which 45,572,655 and 46,148,448 were issued and outstanding as of December 30, 1994 and December 31, 1993, respectively. 5,000,000 shares of $.01 par value preferred stock are authorized, none of which have been issued.

     On May 12, 1994 and November 21, 1994, the Company's Board of Directors authorized the repurchase of up to 500,000 shares and 2,000,000 shares, respectively, of the Company's common stock that may be made from time to time at prevailing prices in the open market or by block purchase and may be discontinued at any time. The purchases will be made within certain restrictions relating to volume, price and timing in order to minimize the impact of the purchase on the market for the Company's stock. During 1994, the Company repurchased at prevailing market prices 807,400 shares of its common stock for an aggregate of $13.4 million.

     Effective July 1, 1994, the Company made available to certain employees the Fingerhut Employee Stock Purchase Plan under which eligible employees have the opportunity to purchase Company common stock at a discounted market value determined on the first or last business day of the calendar quarter, whichever is lower. A maximum of 250,000 shares are authorized. During 1994, 20,582 shares were issued at $19.55 per share.

     The Fingerhut Companies, Inc. Stock Option Plan provides certain management of the Company with options to purchase up to 7,768,000 shares of common stock of which 177,725 were available for grant at December 30, 1994. The options are granted at the fair market value on the date of grant. The options become exercisable in five equal annual installments beginning on the first anniversary of the date of grant. Unexercised options will be canceled ten years and one month after the date of grant.

     The Fingerhut Companies, Inc. Performance Enhancement Investment Plan ("PEIP Plan") provides certain management of the Company with the right to purchase options to acquire up to 3,000,000 shares of common stock, of which 786,924 were available for grant at December 30, 1994. Under the PEIP Plan, management will be offered the opportunity to purchase option units, each consisting of four options to purchase common stock, with exercise prices of 110%, 120%, 130% and 140%, respectively, of the fair market value at the time of grant. The options are offered at prices determined by the Company on the grant date. The options granted in 1993 become exercisable in four equal installments beginning on January 1, 1995. The options granted in 1994 become exercisable in four equal installments beginning on the first anniversary of the grant date. Unexercised options will be repurchased at an amount equal to or less than the purchase price on the earlier of the optionee's termination of employment or the seventh anniversary of the grant date. All purchase prices are included in "Accrued payroll and employee benefits" in the Consolidated Statement of Financial Position.

     The Fingerhut Companies, Inc. 1992 Stock Option and Long-Term Incentive Plan provides certain management of the Company with options to purchase up to 523,382 shares of common stock. In 1992, the Company granted the Chairman and Chief Executive Officer non-qualified options to purchase 523,382 shares of common stock with an option price of $15.00, the fair market value at the date of grant. In November 1993, 50% of these options became exercisable, 50% became exercisable in November 1994 and all expire in December 1999.

     In December 1992, the Chairman and Chief Executive Officer exercised options to purchase 1,439,180 shares by tendering to the Company 523,382 shares of the Company's stock at the market value of $15.00 per share.


     The following table summarizes the activity of the stock option plans:

                                                 Non-qualified stock                 Option
                                                    option shares                    prices
                                            Outstanding       Exercisable         (In dollars)

     Balance at December 27, 1991            7,396,650         2,624,300         $ 5.45-$15.12
        Granted                                826,382                 -          12.37- 17.50
        Canceled/forfeited                    (269,300)                -           5.45- 15.75
        Exercisable                                  -         1,438,250           5.45- 15.12
        Exercised                           (1,609,380)       (1,609,380)          5.45- 10.50
                                            -----------       -----------        --------------
     Balance at December 25, 1992            6,344,352         2,453,170           5.45- 17.50
        Granted                              2,652,076                 -          15.12- 34.25
        Canceled/forfeited                    (264,600)                -           5.45- 28.04
        Exercisable                                  -         1,720,441           5.45- 17.50
        Exercised                             (397,050)         (397,050)          5.45- 15.56
                                            -----------       -----------        --------------
     Balance at December 31, 1993            8,334,778         3,776,561           5.45- 34.25
        Granted                                484,500                 -          17.00- 42.64
        Canceled/forfeited                   (664,375)           (4,000)          5.45- 35.69
        Exercisable                                  -         1,163,284           5.45- 42.25
        Exercised                             (211,025)         (211,025)          5.45- 17.50
                                            -----------       -----------        --------------
     Balance at December 30, 1994            7,943,878         4,724,820         $ 5.45-$42.64
                                            ===========       ===========        ==============

     In connection with the December 1992 secondary public offering, the Company repurchased 3,000,000 shares of its common stock from a subsidiary of Travelers at $15.00 per share, or an aggregate amount of $45.0 million.


16.  OTHER DISCLOSURES

     Administrative and selling expenses included promotional material and advertising expenses of $434.2 million, $391.0 million and $371.9 million for 1994, 1993 and 1992, respectively.

     Amortization expense relating to the excess of cost over fair value of net assets acquired was $1.3 million for 1994, 1993 and 1992. Accumulated amortization was $7.8 million and $6.5 million at December 30, 1994 and December 31, 1993, respectively.

     Amortization expense relating to customer lists was $1.4 million for 1994 and $1.5 million for 1993 and 1992. Accumulated amortization was $8.4 million and $7.0 million at December 30, 1994 and December 31, 1993, respectively.

17.  CONTINGENCIES

     The Company is a party to various claims, legal actions, sales tax disputes and other complaints arising in the ordinary course of business. In the opinion of management, any losses which may occur are adequately covered by insurance, are provided for in the financial statements, or are without merit and the ultimate outcome of these matters will not have a material effect on the consolidated financial position or operations of the Company.

18.  SUBSEQUENT EVENT

     On January 24, 1995, the Company declared a cash dividend of $.04 per share, or an aggregate of $1.8 million, payable on February 23, 1995 to shareholders of record as of the close of business on February 7, 1995.


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

The Company maintains a system of internal controls designed to provide reasonable assurance, at suitable costs, that assets are safeguarded and transactions are executed in accordance with established procedures. The system of internal controls includes Standards of Ethical Business Conduct, widely communicated to employees, which are designed to require them to maintain high ethical standards in their conduct of Company affairs, written procedures that provide for appropriate evidence of authority and a program of internal audit with management follow-up.

The Company's consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants, whose appointment was ratified by shareholder vote at the 1994 annual shareholders' meeting. Their audit was conducted in accordance with generally accepted auditing standards. As part of their audit of the Company's 1994 consolidated financial statements, our independent accountants considered the Company's system of internal controls structure to the extent they deemed necessary to determine the nature, timing and extent of their audit tests.

The Audit Committee of the Board of Directors is composed entirely of independent directors. This Committee supervises and reviews the Company's accounting practices; recommends to the Board the independent auditors; reviews the audit plans, scope, findings, reports and recommendations; and reviews the Company's financial controls, procedures and practices. The independent public accountants and the internal auditors have free access to the Audit Committee without management present.

/s/ Theodore Deikel

Theodore Deikel
Chairman of the Board,
Chief Executive Officer and President

/s/ Daniel J. McAthie

Daniel J. McAthie
Senior Vice President and
Chief Financial Officer


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Fingerhut Companies, Inc.:

We have audited the accompanying consolidated statements of financial position of Fingerhut Companies, Inc. and Subsidiaries (the "Company") as of December 30, 1994 and December 31, 1993 and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the fiscal years in the three-year period ended December 30, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fingerhut Companies, Inc. and Subsidiaries as of December 30, 1994 and December 31, 1993, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 30, 1994 in conformity with generally accepted accounting principles.



/s/KPMG Peat Marwick LLP

Minneapolis, Minnesota
January 23, 1995





     Quarterly Financial -- Fiscal Year Summaries

        (In thousands of dollars,                                  1994
        except per share data)       First         Second          Third       Fourth (b)       Total
        Revenues                  $  362,144     $  446,031     $  429,445     $  696,765     $1,934,385
        Gross margin (a)          $  164,292     $  191,487     $  193,695     $  314,712     $  864,186
        Net earnings              $    9,973     $   16,192     $    7,087     $   12,673     $   45,925
        Earnings per share        $      .20     $      .32     $      .14     $      .26     $      .91

                                                                   1993
                                     First         Second         Third          Fourth         Total
        Revenues                  $  371,807     $  420,835     $  379,313     $  635,953     $1,807,908
        Gross margin (a)          $  169,371     $  187,269     $  162,944     $  293,068     $  812,652
        Net earnings              $    7,764     $   12,976     $   13,759     $   40,829     $   75,328
        Earnings per share        $      .16     $      .26     $      .27     $      .81     $     1.50


     (a) Gross margin is equal to net sales less product cost.
     (b) Fourth quarter 1994 results included an after-tax charge of $19.4 million from unusual items, as well as the results of Figi's for the year.  See Note 3 to the Consolidated Financial
         Statements.

     Stock Data

     The Company's common stock is traded under the symbol "FHT" on the New York Stock Exchange. As of February 28, 1995, there were 696 holders of record of the Company's common stock.

                                                                  1994
                                    First         Second          Third         Fourth          Year
        Common stock price:
           High                   $ 33-1/4       $     32       $ 29-1/2       $ 23-7/8       $ 33-1/4
           Low                    $ 25-1/4       $ 22-5/8       $ 21-5/8       $     14       $     14

        Dividends paid            $    .04       $    .04       $    .04       $    .04       $    .16

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


     Dividend Policy

     The Company intends to pay regular quarterly cash dividends and expects to retain a substantial portion of its net earnings to fund future growth. The declaration and payment of dividends will be subject to the discretion of the Board of Directors, and there can be no assurance that any dividends will be paid in the future. In determining whether to pay dividends (as well as the amount and timing thereof), the Board of Directors will consider a number of factors including the Company's results of operations, financial condition, future capital requirements and any applicable restrictive provisions in any financing agreements.
     See Note 8 for dividend restrictions.



Independent Auditors' Report



The Board of Directors and Stockholders of Fingerhut Companies, Inc.:


Under date of January 23, 1995, we reported on the consolidated statements of financial position of Fingerhut Companies, Inc. and subsidiaries as of December 30, 1994 and December 31, 1993, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 30, 1994, as contained in the 1993 annual report to stockholders. These consolidated financial statements and our report thereon are incorporated by reference in the annual report on Form 10-K for the year 1994. In connection with our audits of the aforementioned consolidated financial statements, we have also audited the related financial statement schedule as listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.




/s/KPMG Peat Marwick LLP


Minneapolis, Minnesota
January 23, 1995


SCHEDULE VIII


FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 30, 1994, DECEMBER 31, 1993 AND DECEMBER 25, 1992 (In thousands of dollars)



                                               Additions
                                               charged to
                                 Balance at       cost,                      Balance at
                                 beginning      expenses,                      end
         Description             of period      revenues     Deductions      of period

Accounts receivable reserves:

            1994                 $112,533      $749,900      $749,050 (a)    $113,383

            1993                 $120,334      $646,702      $654,503 (a)    $112,533

            1992                 $115,616      $576,234      $571,516 (a)    $120,334



Inventory reserves:

            1994                 $ 19,328      $ 27,913      $ 29,139 (b)    $ 18,102

            1993                 $ 15,184      $ 21,260      $ 17,116 (b)    $ 19,328

            1992                 $ 16,775      $ 16,666      $ 18,257 (b)    $ 15,184









(a) Primarily represents reductions in the reserves for actual returns and exchanges, allowances, uncollectible amounts (net of recoveries) and collection costs. And also, includes the reserves related to the accounts receivable sold under the Fingerhut Master Trust and Receivables Transfer Agreement.

(b)  Primarily represents inventory sold to liquidators and returned to vendors.
