Form 10-K405, Exhibit 13
period 1995-12-29
FINGERHUT COMPANIES INC
filed 1996-03-28
CIK 740126

Exhibit 13


                    FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
              FIVE-YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA
                  (In thousands of dollars, except per share data)



                                                                         For the fiscal year ended
                                              December 29,     December 30,     December 31,    December 25,    December 27,
                                                  1995             1994             1993(c)         1992            1991

Earnings data:
   Revenues                                   $ 2,109,956      $ 1,934,385      $ 1,807,908     $ 1,606,114     $ 1,428,428
   Earnings before income taxes (b)           $    76,306      $    70,926      $   111,879     $    93,930     $    81,398
   Net earnings (b)                           $    50,858      $    45,925      $    75,328     $    61,806     $    53,558
   Net earnings as a percent of revenues (b)          2.4%             2.4%             4.2%            3.8%            3.7%
   Per share:
      Earnings (a) (b)                        $      1.05      $       .91      $      1.50     $      1.19     $      1.07
      Dividends declared                      $       .16      $       .16      $       .16     $       .16     $       .16


                                                                             At fiscal year-end
Financial position data:
   Total assets                               $ 1,281,077      $ 1,097,933      $   988,302     $   925,649     $   801,999
   Total current debt                         $   215,099      $       336      $       313     $       333     $    62,853
   Long-term debt and capitalized lease,
     less current portion                     $   146,564      $   246,516      $   246,852     $   247,190     $   119,164
   Total stockholders' equity                 $   547,490      $   500,950      $   472,389     $   399,591     $   384,149

                                            [Photo] Bob Stay
                                                    Director of Mail Division,
                                                    Mora and Alexandria

(a)  Based on a weighted average of 48,478,971; 50,270,419; 50,101,739;
51,937,936 and 49,960,546 shares of common stock and common stock equivalents for the fiscal years ended December 29, 1995; December 30, 1994; December 31, 1993; December 25, 1992 and December 27, 1991, respectively.

(b)  1994 earnings before income taxes included a $29.9 million charge
($19.4 million after tax) relating to unusual items. 1995 earnings before income taxes include an $8.0 million adjustment ($5.3 million after tax) to these unusual items. See Note 3 to the Consolidated Financial Statements.

(c) In 1993, the Company sold certain assets of COMB Corporation and FDC, Inc., a subsidiary of Figi's Inc.


Fingerhut Companies, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

RESULTS OF OPERATIONS

The Company experiences variances in quarterly results from year to year that result from changes in the timing of its promotions, the types of customers and products promoted and, to some extent, variations in dates of holidays and the timing of the quarter ends resulting from a 52/53 week fiscal year. Fiscal years 1995 and 1994 included 52 weeks compared to 53 weeks in 1993. In addition, the individual cost components (product cost, administrative and selling expenses, and provision for uncollectible accounts) and gross margin as a percent of net sales may vary from period to period due to the different types of products, mail programs, and customers promoted.

Highlights of operations:                 For the fiscal year ended

Percent of net sales                     1995        1994        1993
                                         -----       ----        ----
Finance income and other revenues        15.5%       12.6%       10.6%
Product cost                             48.9        49.7        50.3
Administrative and selling expenses      41.4        40.8        37.9
Provision for uncollectible account      15.1        13.3        11.9

Percent of revenues
Discount on sale of accounts receivable   3.9%        2.8%       1.5%
Interest expense, net                     1.2         1.3        1.9
Earnings before income taxes              3.6         3.7        6.2
Provision for income taxes                1.2         1.3        2.0
Net earnings                              2.4         2.4        4.2

1995 COMPARED WITH 1994

The Company reported record revenues of $2.110 billion in 1995. Revenues reflected increased sales from Fingerhut's existing customer list and new customer acquisition programs as well as a significant increase in finance income. The Company reduced mailings to its existing customers in the second half of fiscal 1995 to increase sales per mailing and improve profitability.
The Company intends to continue this strategy in fiscal 1996 with the expectation of reduced revenues and improved advertising productivity. 1995 results also included higher provisions for uncollectible accounts as well as higher administrative and selling expenses as a result of increased paper and postage prices.

The Company's net sales in 1995 were $1.826 billion compared to $1.719 billion in 1994, an increase of 6 percent. Fingerhut Corporation ("Fingerhut"), the Company's core business, had net sales of $1.681 billion in 1995 compared to $1.577 billion in 1994, an increase of 7 percent. Net sales from Fingerhut's existing customer list increased 6 percent to $1.399 billion primarily as a result of a higher average order size and higher sales per mailing. Net sales from Fingerhut's new customer acquisition programs increased 10 percent in 1995 to $282 million primarily due to increased mailings as well as higher average order size. Net sales from Figi's Inc. ("Figi's") increased 18 percent in 1995 to $83 million compared to $70 million in 1994 due to an increase in mailings coupled with a higher average order size and higher sales per mailing. Net sales from Infochoice USA, Inc. (formerly USA Direct Incorporated) ("Infochoice") were $58 million in 1995 compared to $59 million for 1994. Montgomery Ward Direct L.P., a 50 percent owned affiliate accounted for under the equity method, had net sales of $165 million compared to $188 million for 1994. Montgomery Ward Direct's sales are not included as revenues in the Company's consolidated financial statements.

Finance income and other revenues for the year were $283.6 million compared to $215.7 million in 1994. The increase was due to net revenues from MasterCard r accounts issued by the Company's subsidiary, Direct Merchants Credit Card Bank, National Association ("Direct Merchants Bank"). These net revenues include finance income, net of asset backed financing expense, loan loss provisions, and administrative and other fees related to the sale of credit card receivables. Fingerhut also recognized increased finance income for the year as a result of higher revenues from existing customers and the effect of lengthened payment plans.

Product cost for the year was $892.8 million, or 48.9 percent of net sales, compared to $854.5 million, or 49.7 percent of net sales, during the prior year. The decrease as a percent of net sales was due to cost efficiencies partially offset by margin reductions in the second half of the year as a result of offering lower retail prices to improve the customer value package.

Administrative and selling expenses in 1995 were $755.9 million, or 41.4 percent of net sales, compared to $701.6 million, or 40.8 percent of net sales, in the prior year. Price increases for paper and postage, increased investment in new customer acquisition programs, as well as operating and account acquisition expenses associated with Direct Merchants Bank contributed to the higher ratio of expense to net sales in 1995. These increases were partially offset by benefits realized due to the Company's cost reduction program, 1994 operating expenses associated with, and the cancellation of, S The Shopping Network and provisions for corporate streamlining, as well as the partial recovery in 1995 of these restructuring reserves.

The provision for uncollectible accounts in 1995 was $276.7 million, or 15.1 percent of net sales, compared with $229.4 million, or 13.3 percent of net sales, for the prior year. The increase as a percent of net sales was due primarily to higher delinquency levels experienced on both existing and new customer receivables and an increase in new customer acquisitions which have higher reserve requirements. In addition, provisions were established for the portion of the MasterCard receivables that remains on the Company's balance sheet.

Discount on sale of accounts receivable for the year was $82.4 million compared to $53.7 million for 1994. The increase resulted primarily from higher short-term interest rates in 1995, an increase in the amount of accounts receivable sold due to both an increase in 1995 sales and the replacement of the Receivables Transfer Agreement with the Fingerhut Master Trust in June 1994, as well as the impact of extended pay plans.

Net interest expense for the year was $25.9 million compared to $24.3 million in 1994. The increase was primarily due to the higher utilization of the revolving credit agreement used to fund normal business needs and to finance the growth of the MasterCard portfolio, partially offset by the expiration of an interest rate swap agreement in June 1994.

The effective tax rate for 1995 was 33.3 percent compared with
35.2 percent in the prior year. The decrease in the effective tax rate was due to an increase in merchandise donations, as well as a one-time benefit for prior years' net favorable resolution of an Internal Revenue Service exam. These factors were partially offset by additional state income taxes in 1995.

The above factors resulted in net earnings for 1995 of $50.9 million, or $1.05 per share, compared with $45.9 million, or $.91 per share, for 1994.

                           [BAR GRAPH]

                          Total Assets
                          (In millions)

                        1995     $1281.1
                        1994     $1097.9
                        1993     $ 988.3
                        1992     $ 925.6
                        1991     $ 802.0

                    [PHOTO]  Roshani Narpaul
                             Manager, Capital & Lease
                             Accounting, Minnetonka

1994 COMPARED WITH 1993

The Company reported record revenues of $1.934 billion in 1994. Net earnings of $45.9 million, or $.91 per share, were negatively impacted by the fourth quarter after-tax charge of $19.4 million, or $.39 per share, relating to the cancellation of its proposed 24-hour cable television shopping channel, substantial reduction of its Infochoice infomercial subsidiary and provisions for corporate streamlining. Also during the fourth quarter, the intended purchaser of Figi's, a catalog marketer of specialty foods and other gifts, was unable to complete its financing. As a result, the Company reversed the effects of the sale, which were recorded in the fourth quarter of 1993. This did not have a material impact on earnings.

Net sales for the year were $1.719 billion compared to $1.634 billion in 1993. Excluding COMB Corporation ("COMB") and FDC, Inc. ("FDC"), which the Company sold in 1993, net sales for the 1994 52-week period increased 11 percent from $1.554 billion in 1993, a 53-week period. Fingerhut had net sales of $1.577 billion in 1994 compared to $1.414 billion in 1993, an increase of 12 percent. Net sales from Fingerhut's existing customer list increased 13 percent to $1.321 billion primarily as a result of a higher average order size and additional mailings, partially offset by lower response per mailing. Net sales from Fingerhut's new customer acquisition programs increased 5 percent in 1994 to $256 million primarily due to a higher average order size and increased mailings. Net sales from Figi's increased 6 percent in 1994 to $70 million compared to $66 million in 1993 as a result of increased customer acquisitions. Net sales from Infochoice decreased 16 percent in 1994 to $59 million compared to $70 million for 1993, resulting from less successful product promotions. Montgomery Ward Direct had net sales of $188 million compared to $116 million for 1993.

Finance income and other revenues for the year were $215.7 million compared to $173.9 million in 1993. The increase was due to increased sales from Fingerhut's existing customers, longer payment plans and a higher percent of accounts receivable sold under the Fingerhut Master Trust.

Product cost for the year was $854.5 million, or 49.7 percent of net sales, compared to $821.4 million, or 50.3 percent of net sales, during the prior year. The decrease as a percent of net sales was due to improved margins in the core business as a result of improved buying, and the sale of COMB, which had a higher product cost as a percent of net sales, partially offset by provisions for the cancellation of S The Shopping Network and scaling back Infochoice.

Administrative and selling expenses for 1994 were $701.6 million, or 40.8 percent of net sales, compared to $619.0 million, or 37.9 percent of net sales, in the prior year. The increase was primarily due to operating expenses associated with, and the cancellation of, S The Shopping Network, scaling back Infochoice and provisions for corporate streamlining, as well as planned higher depreciation costs.

The provision for uncollectible accounts was $229.4 million, or
13.3 percent of net sales, compared with $194.5 million, or 11.9 percent of net sales, for the prior year. The increase as a percent of net sales was due to the following three factors: the sale of COMB and FDC, which had lower provisions for uncollectible accounts as a percent of net sales, a higher provision for uncollectible accounts on Fingerhut's existing customer list and increased provisions related to scaling back Infochoice.

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

The effective tax rate for 1994 was 35.2 percent compared with
32.7 percent in the prior year. In 1993, the Company recognized a one-time benefit of $2.0 million on its deferred tax asset as a result of the Omnibus Budget Reconciliation Act of 1993 ("the Act"). Other factors contributing to the increase in the 1994 effective income tax rate included a provision for additional state income taxes and the disallowance of certain deductions as a result of the Act, partially offset by an increase in merchandise donations.

The above factors resulted in net earnings for 1994 of $45.9 million, or $.91 per share, compared with $75.3 million, or $1.50 per share, for 1993.


                           [BAR GRAPH]

                         Working Capital
                          (In millions)

                          1995   $365.4
                          1994   $468.3
                          1993   $472.9
                          1992   $413.0
                          1991   $298.2

LIQUIDITY AND CAPITAL RESOURCES

The Company funds its operations through internally generated funds, the sale of accounts receivable pursuant to the Fingerhut Master Trust and the Fingerhut Financial Services Master Trust (the "Master Trusts"), borrowings under the Revolving Credit Facility and issuance of long-term debt and common stock.

The proceeds from the sale of Fingerhut accounts receivable were $1.254 billion and $1.096 billion for the years ending December 29, 1995 and December 30, 1994, respectively. Net proceeds received from the sale of MasterCard receivables were $448.6 million as of December 29, 1995. The Company plans to support future receivables growth through the sale and issuance of additional certificates by the Master Trusts and through borrowings under the Revolving Credit Facility.

The Revolving Credit Facility provides for aggregate commitments of $400.0 million, which includes the issuance of up to $200.0 million in letters of credit. The commitment expires in October 1999. As of December 29, 1995, the Company had an outstanding revolving credit balance of $115.0 million and outstanding letters of credit of $4.6 million. As of December 30, 1994, the Company had no borrowings under the Revolving Credit Facility but had outstanding letters of credit of $5.8 million. Additional outstanding open letters of credit under a separate agreement aggregated $34.3 million and $34.9 million at December 29, 1995 and December 30, 1994, respectively.

The Company had an aggregate amount of fixed rate notes outstanding of $245.0 million as of December 29, 1995 and December 30, 1994. A total of $65.0 million of the notes mature in June 1996 and an additional $35.0 million mature in August 1996. The Company believes it will be able to refinance these notes prior to their maturity dates and on acceptable terms. In addition, the Fingerhut Master Trust Series 1994-1 certificates enter into amortization periods beginning in December 1996. The Company believes the Fingerhut Master Trust will be able to issue a new series of certificates to replace the amortizing certificates.

                    [PHOTO]  Melody Linkowski
                             Quality Control Manager,
                             St. Cloud

The Company used $29.1 million of cash for operations in 1995 compared with $92.4 million provided from operations in 1994. This net $121.5 million increase in cash used for operations reflected increased working capital requirements. The most significant items affecting working capital were increases in customer accounts receivable, promotional material and other current assets, accounts payable, and deferred income taxes and a decrease in accrued liabilities. The change in customer accounts receivable from a $3.7 million source of cash in 1994 to a $112.6 million use of cash in 1995 resulted primarily from retained receivables associated with MasterCard accounts issued by the Company's subsidiary, Direct Merchants Bank. The change also reflects an increase in the percent of accounts receivable that could be sold in 1994 due to the replacement of the Receivables Transfer Agreement with the Fingerhut Master Trust in June 1994. Promotional material and other current assets increased $21.8 million in 1995 due to increased mailings and price increases for paper and postage. Deferred income taxes increased as a result of an increase in reserve provisions relating to accounts receivable. The decrease in accrued liabilities was due to prior year costs associated with canceling the launch of S The Shopping Network, scaling back Infochoice and provisions for corporate
streamlining.   The above factors were partially offset by a
$29.4 million increase in accounts payable due to expenses incurred with respect to Direct Merchants Bank and the timing of purchases and disbursements.

The Company's use of cash for investment activities of $94.4 million in 1995 increased $36.9 million compared to 1994 as a result of capital expenditures related to the facility additions discussed below.

Several facility additions were approved by the Company's Board of Directors in 1994. Construction continued in 1995 on a western distribution center in Spanish Fork, Utah, which began in the third quarter of 1994. Capital spending through December 29, 1995 was $53.2 million. The remaining construction of this one million square-foot facility in 1996 is projected to cost approximately $6.8 million. The data and technology center in Plymouth, Minnesota opened in the second quarter of 1995.
Capital spending through December 29, 1995 on the data center was $25.3 million.

The owner of certain office and warehouse facilities leased to the Company exercised its right to require the Company to repurchase those facilities for approximately $14.1 million. The
Company completed this purchase on January 11, 1996.

Net cash provided by financing activities was $104.3 million in 1995 compared with $14.5 million used by financing activities in 1994. This net $118.8 million increase in cash provided by financing activities was due primarily to $115.0 million in net borrowings under the Revolving Credit Facility.

On January 25, 1996, the Company declared a cash dividend of $.04 per share, or an aggregate of $1.8 million, payable on February
22, 1996 to shareholders of record as of the close of business on February 8, 1996.

During 1994, the Company's Board of Directors authorized the repurchase of up to 2.5 million shares of the Company's common stock that may be made from time to time at prevailing prices in the open market or by block purchase and may be discontinued at any time. The purchases are made within certain restrictions relating to volume, price and timing in order to minimize the impact of the purchase on the market for the Company's common stock. During 1995, the Company repurchased at prevailing market prices 214,100 shares of its common stock for an aggregate of $3.2 million. Total purchases through December 29, 1995 were 1,021,500 shares for an aggregate of $16.6 million.

The Company believes it will have sufficient funds available to meet current and future commitments. For further discussion of the above financing arrangements, see the Notes to Consolidated
Financial Statements.

                           [BAR GRAPH]
                      Stockholders' Equity
                          (In millions)

                          1995   $547.5
                          1994   $500.9
                          1993   $472.4
                          1992   $399.6
                          1991   $384.1

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


                               FINGERHUT COMPANIES, INC. AND SUBSIDIARIES

                                   CONSOLIDATED STATEMENTS OF EARNINGS

                            (In thousands of dollars, except per share data)



                                              For the fiscal year ended
                                       December 29,  December 30,  December 31,
                                            1995         1994          1993
Revenues:                              ------------  ------------  ------------
  Net sales                             $ 1,826,339   $ 1,718,647   $ 1,634,009
  Finance income and other revenues         283,617       215,738       173,899
                                       ------------  ------------  ------------
                                          2,109,956     1,934,385     1,807,908
Costs and expenses:                    ------------  ------------  ------------
  Product cost                              892,736       854,461       821,357
  Administrative and selling expenses       755,891       701,582       619,009
  Provision for uncollectible accounts      276,688       229,396       194,494
  Discount on sale of accounts receivable    82,392        53,736        26,713
  Interest expense, net                      25,943        24,284        34,456
                                       ------------  ------------  ------------
                                          2,033,650     1,863,459     1,696,029
                                       ------------  ------------  ------------
Earnings before income taxes                 76,306        70,926       111,879

Provision for income taxes                   25,448        25,001        36,551
                                       ------------  ------------  ------------
Net earnings                            $    50,858   $    45,925   $    75,328
                                       ============  ============  ============

Earnings per share                      $      1.05   $       .91   $      1.50
                                       ============  ============  ============

Weighted average shares outstanding      48,478,971    50,270,419    50,101,739
                                       ============  ============  ============


           See accompanying Notes to Consolidated Financial Statements.


                           FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
                                    (In thousands of dollars)



                                           A S S E T S

                                                 December 29,      December 30,
                                                        1995              1994
Current assets:                                  ------------      ------------
    Cash and cash equivalents                      $   66,109        $   85,382
    Customer accounts receivable, net                 464,176           351,605
    Inventories, net                                  156,352           159,048
    Promotional material                               80,357            59,477
    Deferred income taxes                             131,035           116,755
    Other                                              23,542            19,645
                                                 ------------      ------------
        Total current assets                          921,571           791,912

Property and equipment, net                           279,455           226,385
Excess of cost over fair value of net
    assets acquired, net                               44,047            44,321
Customer lists, net                                    11,201            12,601
Other assets                                           24,803            22,714
                                                 ------------      ------------
                                                   $1,281,077        $1,097,933
                                                 ============      ============

                                        [PHOTO]  Dave Jensen
                                                 Manager, Quality Assurance
                                                 Administration, Minnetonka



                                     L I A B I L I T I E S

Current liabilities:
    Accounts payable                               $  185,475        $  156,121
    Accrued payroll and employee benefits              39,872            39,891
    Other accrued liabilities                          70,879            55,595
    Accrued unusual charges                             2,458            29,358
    Revolving credit facility                         115,000                 -
    Current portion of long-term debt                 100,099               336
    Current income taxes payable                       42,380            42,327
                                                 ------------      ------------
    Total current liabilities                         556,163           323,628

Long-term debt, less current portion                  146,564           246,516
Deferred income taxes                                  23,096            21,762
Other non-current liabilities                           7,764             5,077
                                                 ------------      ------------
                                                      733,587           596,983
                                                 ------------      ------------


                            S T O C K H O L D E R S '   E Q U I T Y

Preferred stock                                            -                 -
Common stock                                              459               456
Additional paid-in capital                            258,917           253,926
Earnings reinvested                                   288,114           246,568
                                                 ------------      ------------
        Total stockholders' equity                    547,490           500,950
                                                 ------------      ------------
                                                   $1,281,077        $1,097,933
                                                 ============      ============


                 See accompanying Notes to Consolidated Financial Statements.


                                 FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
                                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        (In thousands of dollars)



                                               For the fiscal year ended
                                         December 29, December 30, December 31,
                                               1995         1994         1993
Cash flows from operating activities:    ------------ ------------ -----------
 Net earnings                              $   50,858  $    45,925  $   75,328
 Adjustments to reconcile net earnings to
  net cash (used) provided by operating
  activities:
    Depreciation and amortization              47,103       37,693      29,708
    Change in assets and liabilities,
     excluding the effects of business
     divestitures:
        Customer accounts receivable, net    (112,571)       3,662     (41,621)
        Inventories, net                        2,696       (7,019)    (27,739)
        Promotional material and
         other current assets                 (21,777)     (13,010)     (9,872)
        Accounts payable                       29,354       32,194     (27,374)
        Accrued payroll and employee benefits     (19)       1,414       3,279
        Accrued liabilities                    (6,921)      26,599      (8,504)
        Current income taxes payable            1,407       16,464       8,914
        Deferred and other income taxes       (12,946)     (40,664)      6,980
        Other                                  (6,267)     (10,869)       (640)
Net cash (used) provided by operating    ------------ ------------ -----------
 activities                                   (29,083)      92,389       8,459
                                         ------------ ------------ -----------
Cash flows from investing activities:
    Additions to property and equipment       (94,442)     (69,578)    (51,771)
    Proceeds from business divestitures             -       12,039      26,889
                                         ------------ ------------ -----------
Net cash used by investing activities         (94,442)     (57,539)    (24,882)
                                         ------------ ------------ -----------
Cash flows from financing activities:
    Proceeds from long-term debt                    -            -      45,000
    Repayments of long-term debt                 (381)        (313)    (45,402)
    Revolving credit facility                 115,000            -           -
    Repurchase of common stock                 (7,862)      (8,706)          -
    Issuance of common stock                    4,829        1,930       2,529
    Cash dividends paid                        (7,334)      (7,401)     (7,364)
Net cash provided (used) by financing    ------------ ------------ -----------
 activities                                   104,252      (14,490)     (5,237)
                                         ------------ ------------ -----------
Net (decrease) increase in cash and cash
 equivalents                                  (19,273)      20,360     (21,660)

Cash and cash equivalents at beginning
 of year                                       85,382       65,022      86,682
                                         ------------ ------------ -----------
Cash and cash equivalents at end of year  $    66,109  $    85,382  $   65,022
                                         ============ ============ ===========
    Supplemental noncash investing and financing activities:
    Tax benefit from exercise of non-qualified stock
     options and disqualified dispositions of ESPP
     shares                               $     1,354  $     1,508  $    2,305
    Accrued stock repurchase              $         -  $     4,695  $        -

    The Company included in cash and cash equivalents liquid investments with maturities of 15 days or less.

                   See accompanying Notes to Consolidated Financial Statements.

                                 [PHOTO] Kathy Yurczyk
                                         Senior Customer Service
                                         Representative, St. Cloud



                                FINGERHUT COMPANIES, INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                    (In thousands of dollars)


                    [PHOTO] Alicia Aguilar
                            Bilingual Outbound Telephone Sales Representative Minnesota Telemarketing, Inc., Brooklyn Center



                                Common stock   Additional
                             Number of    Par    paid-in    Earnings
                               shares    value   capital   reinvested    Total

Balance, December 25, 1992  45,751,398  $ 458  $ 250,153 $ 148,980  $  399,591
 Exercise of stock options     397,050      3      4,831         -       4,834
 Cash dividends paid                 -      -          -    (7,364)     (7,364)
 Net earnings                        -      -          -    75,328      75,328
                            ----------  -----  --------- ---------- -----------
Balance, December 31, 1993  46,148,448    461    254,984   216,944     472,389
 Stock repurchase             (807,400)    (8)    (4,493)   (8,900)    (13,401)
 Exercise of stock options     211,025      2      3,033         -       3,035
 Employee stock purchase plan   20,582      1        402         -         403
 Cash dividends paid                 -      -          -    (7,401)     (7,401)
 Net earnings                        -      -          -    45,925      45,925
                            ----------  -----  --------- ---------- -----------
Balance, December 30, 1994  45,572,655    456    253,926   246,568     500,950
 Stock repurchase             (214,100)    (2)    (1,192)   (1,974)     (3,168)
 Exercise of stock options     471,599      4      4,718         -       4,722
 Employee stock purchase plan  119,568      1      1,465        (4)      1,462
 Cash dividends paid                 -      -          -    (7,334)     (7,334)
 Net earnings                        -      -          -    50,858      50,858
                            ----------  -----  --------- ---------- -----------
Balance, December 29, 1995  45,949,722  $ 459  $ 258,917 $ 288,114  $  547,490
                            =========== ====== ==================== ===========




                 See accompanying Notes to Consolidated Financial Statements.


                   FINGERHUT COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  BUSINESS AND ORGANIZATION

    Fingerhut Companies, Inc. (the "Company") is a direct-to-the-consumer marketing company selling a broad range of products and services to moderate-to middle-income consumers via catalogs, telemarketing, television and other media.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation

    The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries and the Company's investment in and 50 percent share of net earnings or losses of Montgomery Ward Direct, after elimination of all material intercompany transactions and balances. At December 29, 1995 and December 30, 1994, the Company's principal subsidiaries were Fingerhut Corporation ("Fingerhut"), Figi's Inc. ("Figi's") and Infochoice USA, Inc. (formerly USA Direct Incorporated) ("Infochoice").

    At December 29, 1995, the Company's Financial Services segment, which consists primarily of net revenues from MasterCard accounts issued by the Company's subsidiary, Direct Merchants Credit Card Bank, National Association ("Direct Merchants Bank"), and net retail revenues from the sale of extended service plans to the Company's customers, represented a material portion of the Company's financial position. See Note 18 for further discussion.

    Reclassifications have been made to prior years' Consolidated Financial Statements whenever necessary to conform to the current year's presentation.

    Fiscal Year

    The fiscal years ended December 29, 1995 and December 30, 1994 included 52 weeks. The fiscal year ended December 31, 1993 included 53 weeks.

    Revenue Recognition

    Substantially all sales are made on the installment contract basis. Finance income on installment contracts (net of estimated returns and exchanges, allowances, uncollectible amounts and collection costs) is recognized using an effective interest method over the weighted average of the contract periods (which approximates seventeen months) or when collected, whichever is faster. When accounts receivable are sold (see
    Note 4), finance income, net, is recognized.

    Sales are recorded at the time of shipment and a provision for anticipated merchandise returns, net of exchanges, is recorded based upon historical experience. The provision charged against sales for 1995, 1994 and 1993 amounted to $267.7 million, $275.3 million and $253.2 million, respectively.

    Amounts billed to customers for shipping and handling of orders are netted against the associated costs.

    Finance income on credit card receivables is accrued as earned and is classified on the balance sheet, to the extent not collected, with the related receivables. Annual credit card fees are deferred and recognized as income, net of account origination costs, over 12 months on a straight-line basis.

    Earnings Per Share

    Earnings per share is computed by dividing net earnings by the weighted average shares of common stock and common stock equivalents outstanding during the year. The dilutive effect of the potential exercise of outstanding options to purchase shares of common stock is calculated using the treasury stock method.

    Inventories

    Inventories, principally merchandise, are stated at the lower of cost (as determined on a first-in, first-out basis) or market. The Company has established a reserve for excess and obsolete inventory, which is based on management's best estimates of the amount of inventory which is slow moving or subject to obsolescence. The estimates are subject to change in the near term, depending on changes in economic conditions and other factors.

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

    Credit Card Origination Costs

    The Company defers certain credit card origination costs in accordance with Statement of Financial Accounting Standards No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" (FAS 91) and the consensus reached at the Emerging Issues Task Force (EITF) meeting of the Financial Accounting Standards Board regarding the amortization period for net deferred credit card origination costs (EITF Issue 92-5). Eligible direct loan origination costs include costs associated with successful credit card acquisitions that are incurred by the Company in transactions with independent third parties and certain costs relating to loan underwriting and the preparation and processing of loan documents.
    Credit card origination costs that qualify for deferral under FAS 91 are netted against the related credit card fee, if any, and the net amount is amortized on a straight-line basis over the cardholder's privilege period, generally 12 months, as an adjustment to "Finance income and other revenues."

    Property and Equipment

    Property and equipment are stated at cost and depreciated or amortized on a straight-line basis over their estimated economic useful lives (30 years for buildings; five years for software; three to 10 years for machinery and equipment, furniture and fixtures; and over the estimated useful life of the property or the life of the lease, whichever is shorter, for leasehold improvements). The Company capitalizes software developed for internal use that represents major enhancements and replacements of operating and management information systems.

    In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company adopted the provisions of FAS 121 in fiscal 1995.

    Intangible Assets

    The excess of cost over fair value of net assets acquired is amortized on a straight-line basis over 40 years.

    The ongoing cost of developing and maintaining customer lists is charged to operations as incurred. Customer lists obtained by the acquisition of a business are capitalized at fair market value and amortized over their estimated useful lives, approximately 15 years.

    At each balance sheet date, management assesses whether there has been an impairment in the carrying value of intangible assets, primarily by comparing current and projected sales, operating income and annual cash flows with the related annual amortization expense. Based on this assessment, management has concluded that intangible assets are fully realizable.

    Income Taxes

    The Company provides for deferred taxes on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities that will result in future taxable or deductible amounts. The Company provides for deferred taxes at the enacted tax rate that is expected to apply when the temporary differences reverse.

    Pervasiveness of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Stock-Based Employee Compensation

    The Company follows the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for stock-based employee compensation arrangements. Under the guidelines of Opinion 25, compensation cost for stock-based employee compensation plans is recognized based on the difference, if any, between the quoted market price of the stock on the date of grant and the amount an employee must pay to acquire the stock. The Company plans to implement the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," in fiscal year 1996 and retain its current accounting method for stock-based employee compensation.

                         [PHOTO] Harry Anders
                                 Media Coordinator,
                                 Photo Studio, Plymouth

    Credit Card Receivables Sold and Serviced with Limited Recourse and Securitization Income

    Certain credit card receivables of Direct Merchants Bank have been securitized and sold to investors with limited recourse (See Note 4).
    The related servicing rights to these receivables are retained by Direct Merchants Bank. The sale of these receivables has been recorded in accordance with Statement of Financial Accounting Standards No. 77, "Reporting by Transferors for Transfers of Receivables with Recourse." Upon sale, the receivables are removed from the balance sheet, and a gain on sale is recognized for the difference between the carrying value of the receivables and the adjusted sales proceeds. The adjusted sales proceeds are based on a present value estimate of future cash flows to be received over the life of the receivables, net of certain funding and servicing costs. Future cash flows are modified based on estimates of the impacts of prepayments on receivables sold, normal servicing fees and other factors. The resulting gain is further reduced by establishing a reserve for estimated probable loan losses under the recourse provisions. Gains on sale, recourse provisions and servicing cash flows on receivables are reported in the accompanying statements of earnings as "Finance income and other revenues."


3.  UNUSUAL ITEMS

    In the fourth quarter of 1994, the Company recorded an after-tax charge of $19.4 million, or $.39 per share, relating to the cancellation of its proposed 24-hour cable television shopping channel. The $29.9 million pre-tax charge covered the costs of closing down S The Shopping Network and substantially scaling back Infochoice, as well as provisions for corporate streamlining. The charge included $6.8 million for the cost of severance and related employee benefits to approximately 100 employees throughout all levels of the Company and $23.1 million for the write-off and disposition of assets and anticipated costs of fulfilling contractual commitments. These activities were substantially completed at December 29, 1995. A summary of the changes in the Company's reserve for unusual charges is as follows:

                            [PHOTO] Monica Nayenga
                                    Packaging Specialist,
                                    St. Cloud


                                        Accrued unusual                                  Accrued unusual
                                           charges at        Reserves      Reserve         charges at
    (In thousands of dollars)           December 30, 1994    utilized    adjustments     December 29, 1995

    Product costs                           $  5,253         $ (2,226)    $ (2,295)          $    732
    Administrative and selling expenses       20,771          (16,287)      (2,761)             1,723
    Provision for uncollectible accounts       3,334             (431)      (2,900)                 3
                                           ---------         ---------    ---------          ---------
                                            $ 29,358         $(18,944)    $ (7,956)          $  2,458
                                           =========         =========    =========          =========


    In December 1993, the Company signed a letter of intent to sell certain assets of Figi's. The effects of the Figi's transaction were recorded in the fourth quarter of 1993. During the fourth quarter of 1994, the intended purchaser of Figi's was unable to complete its financing. As a result, the Company reversed the effects of the sale. This did not have a material impact on 1994 net earnings.

    In 1993, the Company sold certain assets of COMB Corporation and FDC, Inc. The net financial results of these divestitures did not have a material impact on net earnings.

4.  SALE OF ACCOUNTS RECEIVABLE

    Fingerhut Master Trust
    In June 1994, the Fingerhut Master Trust issued the Series 1994-1 certificates which raised $900.0 million of proceeds. The Fingerhut Master Trust allows Fingerhut to sell, on a continuous basis, an undivided interest in a pool of customer accounts receivables, subject to meeting certain eligibility requirements. In November 1994, the Fingerhut Master Trust issued the Series 1994-2 variable funding certificates with maximum proceeds of $490.4 million. The Series 1994-1 certificates enter into amortization periods beginning December 1996. In May 1995, the Company amended the Series 1994-2 Supplement to extend the life of the Series 1994-2 certificates with amortization periods beginning in May 1999.

    The Fingerhut Master Trust, which replaced the Receivables Transfer Agreement in June 1994, allowed Fingerhut to sell a greater percentage of its receivables. The proceeds from the sale of accounts receivable were $1.254 billion and $1.096 billion for the years ending December 29, 1995 and December 30, 1994, respectively. The Company's retained interest in the Fingerhut Master Trust was approximately $186.1 million and $184.2 million as of December 29, 1995 and December 30, 1994, respectively. The retained interest is included in the Company's Statements of Financial Position under "Customer accounts receivable, net."

    "Discount on sale of accounts receivable" is comprised of the interest, discount and administrative and other fees paid or due to the purchasers of the accounts receivable sold. The discount, determined under the Fingerhut Master Trust and the Receivables Transfer Agreement, approximates the prevailing short-term London Inter-Bank Offered Rate (LIBOR) and commercial paper rates for high grade unsecured notes, respectively, plus administrative fees. The rates (including administrative fees) applicable to receivables sold as of December 29, 1995 and December 30, 1994 were 6.3 percent.

    The Company has included in "Other accrued liabilities" the estimated expenses related to the subsequent collections of the receivables sold ($19.8 million and $18.5 million for 1995 and 1994, respectively).

    Fingerhut Financial Services Master Trust
    In May 1995, the Fingerhut Financial Services Master Trust (the "FFS Master Trust") was established. The FFS Master Trust allows the Company to sell, on a continuous basis, an undivided interest in a pool of MasterCard receivables generated or acquired by Direct Merchants Bank. In May 1995, the FFS Master Trust issued the Series 1995-1 variable funding certificates with maximum proceeds of $512.6 million. The Series 1995-1 certificates enter into amortization periods beginning in May 1999.

    The proceeds generated from the sale of MasterCard receivables to the FFS Master Trust were $448.6 million, of which $25.8 million was deposited in an investor reserve account held by the trustee of the FFS Master Trust for the benefit of the Trust's certificate holders. The Company's retained interest in the FFS Master Trust was $87.7 million. The retained interest is included in the Company's Statement of Financial Position under "Customer accounts receivable, net."

    A credit risk exists for losses on receivables in which the certificate purchasers have an undivided interest, up to the amount of Fingerhut's retained interest in the Fingerhut Master Trust and the FFS Master Trust. Any losses beyond that level are the responsibility of the certificate purchasers.

5.  CUSTOMER ACCOUNTS RECEIVABLE

    Substantially all of the Company's customer accounts receivable were generated by Fingerhut, Direct Merchants Bank and Figi's. Fingerhut uses fixed-term, fixed-payment installment plans with terms up to 36 months (excluding deferred billing periods of generally four to five months) and finance charge rates ranging from 18 percent to 25.9 percent. Direct Merchants Bank grants MasterCard revolving lines of credit which typically include an annual fee and floating rates of interest ranging from 15 percent to 22.5 percent. Figi's uses fixed-term, fixed-payment plans with terms up to three months (excluding deferred billing periods of up to approximately three months) with no finance charge. Customer accounts receivable are classified as current assets and include some which are due after one year, consistent with industry practice. Customer accounts receivable, net of amounts sold, consists of the following:

    (In thousands of dollars)                            1995           1994

    Customer installment receivables                  $ 511,174      $ 484,158
    Reserve for uncollectible accounts, net of
     anticipated recoveries                            (105,048)       (81,271)
    Reserve for returns and exchanges                   (13,442)       (14,889)
    Other reserves                                      (20,192)       (17,223)
                                                      ----------     ----------
        Net collectible amount                          372,492        370,775
    Unearned finance income                             (24,885)       (19,170)
                                                      ----------     ----------
        Customer installment receivables, net           347,607        351,605
                                                      ----------     ----------
    Credit card receivables                             122,567              -
    Reserve for uncollectible accounts, net of
     anticipated recoveries                              (5,300)             -
    Other reserves                                         (698)             -
                                                      ----------     ----------
        Credit card receivables, net                    116,569              -
                                                      ----------     ----------
    Total Customer accounts receivable, net           $ 464,176      $ 351,605
                                                      ==========     ==========



    Other reserves for customer installment receivables consist primarily of allowances for anticipated adjustments of finance charges billed to customers (due to earlier than scheduled payment) and anticipated costs required to collect customer accounts.

    Other reserves for credit card receivables consist primarily of allowances for anticipated adjustments of finance charges billed to certain customers (due to unemployment and disability) and adjustments to principal and finance charges billed to certain customers (due to death) under a debt waiver plan offered to customers. These reserves are treated as a reduction of receivables in the Consolidated Statement of Financial Position as payments under the plan are generally used to reduce outstanding receivables.

    The above reserves represent management's best estimates of the amounts not expected to be collected. A change in economic conditions could have a significant impact on the Company's target market, which consists of moderate-to middle-income consumers. As such, the reserve estimates are subject to change in the near term.

6.  PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

    (In thousands of dollars)                             1995          1994

    Land and improvements                              $   7,267     $   4,981
    Buildings and leasehold improvements                  96,340        65,511
    Construction in progress                              53,679        39,176
    Machinery and equipment                              125,148       101,315
    Software                                             107,715        90,492
    Other, principally furniture and fixtures             19,377        14,922
                                                       ----------    ----------
                                                         409,526       316,397
        Less: Accumulated depreciation                   (85,603)      (62,353)
              Accumulated amortization of software       (44,468)      (27,659)
                                                       ----------    ----------
                                                       $ 279,455     $ 226,385
                                                       ==========    ==========


    Software amortization expense recorded in 1995, 1994 and 1993 was $16.8 million, $14.3 million and $10.5 million, respectively.

    During 1994 and 1995, the Company capitalized $53.2 million relating to the construction of the new western distribution center. The remaining construction of this one million square-foot facility in 1996 is projected to cost approximately $6.8 million. Management does not plan to utilize this facility in fiscal year 1996. FAS 121 requires that long-lived assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss must be recognized. Based on management's best estimates, the undiscounted net future cash flows of the western distribution center are greater than its carrying value. Therefore, the capitalized value of the western distribution center is not considered impaired in accordance with FAS 121.

7.  REVOLVING CREDIT FACILITY

    The Revolving Credit Facility provides for aggregate commitments of $400.0 million, which includes the issuance of up to $200.0 million in letters of credit. The Revolving Credit Facility expires in October 1999. The proceeds from borrowings under the Revolving Credit Facility are to be used by the Company to provide for working capital and other general corporate purposes. The Company's obligations under the Revolving Credit Facility are secured by a pledge of the capital stock of substantially all of the Company's subsidiaries. At December 29, 1995, the Company had an outstanding revolving credit balance of $115.0 million. As of December 30, 1994, the Company had no outstanding borrowings under the Revolving Credit Facility. The interest rate on borrowings was 7.1 percent and 8.5 percent at December 29, 1995 and December 30, 1994, respectively. The outstanding portion of open letters of credit, primarily established to facilitate international merchandise purchases, was not reflected in the accompanying financial statements and aggregated $39.0 million at December 29, 1995 and $40.7 million at December 30, 1994.

                         [PHOTO] Julie Bencene-Dyer
                                 Assistant Manager, Human Resources,
                                 Tennessee Distribution, Inc.

8.  LONG-TERM DEBT

    Long-term debt and related maturity dates are as follows:

    (In thousands of dollars)
    Private placements:
     Senior Notes         Maturity date  Interest rate      1995        1994
     Series A             June 1996           9.81%      $  65,000   $  65,000
     Series B             December 1997      10.12%         25,000      25,000
     Series C             August 1996         9.74%         20,000      20,000
     Series D             August 1996         6.96%         15,000      15,000
     Series A Unsecured   June 2002           8.92%         60,500      60,500
     Series B Unsecured   June 2004           8.92%         14,500      14,500
     Series C Unsecured   August 2000         6.83%         45,000      45,000

   Other indebtedness (due in various installments through
    November 2014; interest at varying rates ranging from
    5.87% to 8.5% at December 29, 1995)                      1,663       1,852
                                                         ----------  ----------
                                                           246,663     246,852
       Current portion of long-term debt                  (100,099)       (336)
                                                         ----------  ----------
                                                         $ 146,564   $ 246,516
                                                         ==========  ==========


    The Senior Notes are secured by a pledge of the capital stock of substantially all of the Company's subsidiaries.

    Scheduled annual maturities due on long-term debt at December 29, 1995 were as follows:

                         (In thousands of dollars)

                         1996           $ 100,099
                         1997           $  25,084
                         1998           $      84
                         1999           $      67
                         2000           $  45,057
                         Thereafter     $  76,272

    The Senior Notes contain covenants restricting the payment of dividends. The maximum amount of dividends the Company was permitted to pay at December 29, 1995 was $99.7 million.


9.  FINANCIAL INSTRUMENTS

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    This footnote discloses the fair value of all financial instruments, both assets and liabilities, recognized and not recognized, in the Consolidated Statements of Financial Position for which it is practicable to estimate fair value.

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

    Customer accounts receivable, net
    Installment receivables: Since the average collection period exceeds 90 days, the discounted present value of expected future cash flows from the collection of the receivables and related deferred finance income was calculated and it was determined that the carrying amount approximates fair value.

    Credit card receivables: Currently, credit card receivables are originated with variable rates of interest, with interest rate spreads that differ based on the related risk of such receivables. Thus, carrying value approximates market value. However, this valuation does not include the value that relates to estimated cash flows generated from new loans from existing customers over the life of the cardholder relationship. Accordingly, the aggregate fair value of the credit card receivables does not represent the underlying value of the established cardholder relationships.

    Sale of accounts receivable
    The carrying amount of the Company's retained interest in the Fingerhut Master Trust and the FFS Master Trust approximates fair value, as it was determined that "Customer accounts receivable, net" approximates fair value.

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

    The estimated fair values of the Company's financial instruments are summarized as follows:

                                           1995                   1994
                                  Carrying    Estimated   Carrying   Estimated
(In thousands of dollars)          amount     fair value   amount    fair value

Cash and cash equivalents         $  66,109   $  66,109   $  85,382  $  85,382
Customer accounts receivable, net $ 464,176   $ 464,176   $ 351,605  $ 351,605
Sale of accounts receivable       $ 273,800   $ 273,800   $ 184,200  $ 184,200
Long-term debt                    $ 246,663   $ 259,373   $ 246,852  $ 243,335
Interest rate swap agreements
 in a net payable position        $       -   $  10,598   $       -  $       -
Interest rate cap agreements      $   6,748   $   2,848   $   7,887  $   6,185



     DERIVATIVE FINANCIAL INSTRUMENTS HELD OR ISSUED FOR PURPOSES OTHER THAN TRADING

     The Company enters into interest rate cap and swap agreements to hedge its economic exposure to fluctuating interest rates previously associated with the Receivables Transfer Agreement and currently associated with the floating rate certificates issued by the Fingerhut Master Trust and the FFS Master Trust. Any premiums paid for these agreements are amortized to "Discount on sale of accounts receivable" if related to customer installment receivables or "Finance income and other revenues" if related to credit card receivables, where the economic exposure to fluctuating interest rates exists.

     During 1990, the Company entered into interest rate swap agreements for notional amounts totaling $260.0 million. The agreements exchanged a floating rate, which approximated the prevailing short-term commercial paper rate, for a fixed interest rate of 9.5 percent. On June 30, 1993, $160.0 million of the interest rate swap agreements expired. The remaining $100.0 million expired on June 30, 1994.

     The Fingerhut Master Trust Series 1994-1 floating rate certificates of $900.0 million contain imbedded interest rate caps ranging from 11.0 percent to 11.7 percent. In December 1994, the Company entered into a $500.0 million one year corridor cap which capped LIBOR at 6.5 percent. This agreement expired December 29, 1995.

     The Fingerhut Master Trust Series 1994-2 certificates, initially issued in November 1994, required a six-year agreement which effectively capped LIBOR at 11.2 percent on a notional amount varying up to $490.4 million over the life of the agreement. In connection with the amendment of Series 1994-2 in May 1995, an additional two and one-half year, 11.2 percent interest rate cap was required for up to a notional amount of $209.7 million.

     In connection with the issuance of the $512.6 million FFS Master Trust Series 1995-1 certificates in May 1995, the Company entered into an eight-year agreement effectively capping short-term LIBOR at 11.2 percent for the floating notional amount of the certificates.

     In June and July 1995, the Company entered into several interest rate corridor swap agreements with total notional amounts of $900.0 million. These agreements exchange an obligation to pay floating LIBOR of up to
     11.2 percent for an obligation to pay fixed interest rates. The fixed interest rate obligation is approximately 5.8 percent on a $400.0 million notional amount and approximately 5.7 percent on the remaining $500.0 million notional amount. These agreements expire in July 1998.

     For interest rate cap and swap transactions, the contract or notional amounts do not represent exposure to credit loss. Entering into interest rate cap and swap agreements involves the risk of dealing with counterparties and their ability to meet the terms of the contracts. Notional principal amounts often are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller.

10.  INTEREST EXPENSE

     Net interest expense was as follows:

     (In thousands of dollars)         1995             1994             1993

         Interest expense           $ 27,120         $ 25,711         $ 34,852
         Interest income              (1,177)          (1,427)            (396)
                                    ---------        ---------        ---------
           Net interest expense     $ 25,943         $ 24,284         $ 34,456
                                    =========        =========        =========

     The Company paid interest of $24.2 million in 1995, $25.1 million in 1994 and $45.1 million in 1993.

11.  OPERATING LEASES

     Rental expense for both cancelable and non-cancelable operating leases, (principally for office and warehouse facilities and computer equipment) for fiscal years 1995, 1994 and 1993 was $38.6 million, $39.8 million and $39.1 million, respectively. Future minimum annual rentals at December 29, 1995, under non-cancelable operating leases are as follows:

               (In thousands of dollars)

               1996                              $25,241
               1997                              $19,668
               1998                              $ 7,954
               1999                              $ 1,639
               2000                              $   817


     The Company leased certain office and warehouse facilities (the "properties") from a former affiliated company. Annual rental expense for the properties in 1995, 1994 and 1993 was $1.7 million. The lessor exercised its right to require the Company to purchase the properties for approximately $14.1 million. The Company completed the purchase on January 11, 1996.

     The Company also leases office space for one of its telemarketing centers and warehouse space from a partnership owned by various members of the immediate family of one of the Company's Directors. Rental expense for 1995, 1994 and 1993 was $1.9 million, $2.1 million and $0.8 million, respectively.

12.  EMPLOYEE BENEFIT PLANS

     The Company maintains two non-contributory, defined benefit pension plans which cover substantially all full-time non-union employees. The plans provide monthly retirement benefits to eligible participants based upon years of service and level of compensation. The Company's funding policy is to make an annual contribution equal to, or exceeding, the minimum required by the Employee Retirement Income Security Act of 1974. The actuarial present value of the benefit obligation and the funded status of the plans were as follows:

          (In thousands of dollars)                          1995        1994

          Actuarial present value of benefit obligations:
            Vested benefits                                $18,726     $12,459
            Non-vested benefits                              1,676       1,398
                                                           --------    --------
              Accumulated benefit obligation                20,402      13,857

            Effect of future compensation increases          9,289       6,285
                                                           --------    --------
              Projected benefit obligation                  29,691      20,142
          Plan assets at fair value                         19,855      14,450
                                                           --------    --------
            Unfunded projected benefit obligation            9,836       5,692

          Unrecognized prior service cost                     (108)        (71)
          Unrecognized net (loss) gain                        (892)      2,708
          Additional liability                                  32           -
                                                           --------    --------
            Accrued pension cost                           $ 8,868     $ 8,329
                                                           ========    ========

     Plan assets at December 29, 1995 and December 30, 1994 were primarily invested in an equity fund.

     The actuarial present value of the projected benefit obligations represents the present value of benefits to be paid in the future under current provisions of the plan based on accumulated service to date and assuming future annual pay increases of 5.5 percent in 1995 and 1994. Projected benefits have been discounted using rates of 7.25 percent and
     8.50 percent for 1995 and 1994, respectively. In determining pension expense, the assumed long-term rate of return on plan assets was 9.5 percent for 1995, 1994 and 1993. The Company's non-union pension plans have vesting periods of five years.

     The components of pension expense for non-union employees were as follows:

     (In thousands of dollars)                   1995        1994        1993

     Benefit earned during the period          $ 1,990     $ 2,460     $ 1,984
     Interest accrued on projected benefit
       obligation                                1,828       1,822       1,448
     Actual return on assets                    (4,360)       (262)     (1,577)
     Deferred gain (loss)                        2,875      (1,038)        472
     Amortization of prior service cost              7           5          20
     Amortization of net (gain) loss               (85)         44           -
                                               --------     --------    -------
       Pension expense for the period          $ 2,255      $ 3,031     $ 2,347
                                               ========     ========    =======

     Additionally, the Company participates in a multi-employer pension plan for all union employees. The plan provides monthly retirement benefits to eligible participants based upon years of service. The plan is funded with contributions made in accordance with negotiated labor contracts.
     The pension expense related to this plan for 1995, 1994 and 1993 was $1.5 million, $1.6 million and $1.3 million, respectively.

     The Company also has several defined contribution plans (some of which have, or are limited to, 401(k) provisions) covering substantially all non-union employees. Employer contributions to the plans are discretionary and are determined by the Board of Directors for each of the individual companies. The maximum contribution allowed is 15 percent of each participant's eligible compensation. The cost to the Company of these plans was $11.7 million, $11.2 million and $14.1 million for 1995, 1994 and 1993, respectively.

     In 1994, the Company adopted Statement of Financial Accounting Standards No. 112 ("FAS 112"), "Employers' Accounting for Postemployment Benefits." The impact of FAS 112 was not significant to the Company's financial statements.

                            [PHOTO] Kelly Fuchs
                                    Inventory Clerk,
                                    St. Cloud

13.  INCOME TAXES

     The provision for income taxes consisted of the following:

        (In thousands of dollars)           1995         1994           1993
        Currently payable:
           Federal                        $ 36,072      $ 62,645       $ 23,407
           State                             1,750         1,139            611
        Deferred                           (12,374)      (38,783)        12,533
                                          ---------     ---------      --------
                                          $ 25,448      $ 25,001       $ 36,551
                                          =========     =========      ========

     The Company's effective income tax rate differed from the U.S. federal statutory rate as follows:

                                                       1995     1994      1993

     U.S. federal statutory rate                       35.0%    35.0%     35.0%
     State income taxes, net of federal tax benefit     1.4       .7        .5
     Merchandise donations                             (3.1)    (2.6)      (.9)
     Effect of change in federal tax rate on net
     deferred income tax asset                           -        -       (1.7)
     Other, net                                          -       2.1       (.2)
                                                      ------   ------    ------
        Effective income tax rate                      33.3%    35.2%     32.7%
                                                      ======   ======    ======

     The "Other, net" tax rate in 1995, 1994 and 1993 was composed of miscellaneous items, none of which were individually significant.

     The current and long-term deferred income tax assets and liabilities included in the Consolidated Statements of Financial Position as of December 29, 1995 and December 30, 1994 were composed of the following:

 (In thousands of dollars)                              1995           1994

 Current and long-term deferred income tax assets resulting from future deductible temporary differences are:

    Accounts receivable reserves                     $  202,706     $  166,846
    Yield reserve                                        12,493          9,697
    Inventory obsolescence reserves                       4,611          7,016
    Reserve for unusual charges                             975          8,585
    Other                                                20,029         14,388
                                                     ----------     ----------
                                                     $  240,814     $  206,532
                                                     ===========    ==========

 Current and long-term deferred income tax liabilities resulting from future taxable temporary differences are:

    Accelerated depreciation and amortization        $  (26,475)    $  (24,658)
    Deferred finance income                             (97,438)       (80,930)
    Deferred advertising                                 (8,421)        (4,513)
    Other                                                  (541)        (1,438)
                                                     ------------   -----------
                                                     $  (132,875)   $ (111,539)
                                                     ============   ===========


     Management believes, based on the Company's history of prior operating earnings and its expectations for the future, that operating income of the Company will be sufficient to fully utilize the deferred tax assets included in its consolidated financial statements.

     The Company paid income taxes (net of refunds) of $37.1 million, $47.3 million and $21.5 million during 1995, 1994 and 1993, respectively. These payments of income taxes included a refund from a former affiliated company, during 1993, of $0.6 million.

14.  RELATED PARTY TRANSACTIONS

     Related party transactions, detailed by subject and Note reference, are as follows:

           Operating leases                                      Note 11
           Income taxes                                          Note 13
           Stockholders' equity                                  Note 15


15.  STOCKHOLDERS' EQUITY

     The Company currently has 100,000,000 authorized shares of $.01 par value common stock of which 45,949,722 and 45,572,655 were issued and outstanding as of December 29, 1995 and December 30, 1994, respectively. The Company is authorized to issue 5,000,000 shares of $.01 par value preferred stock, none of which have been issued.

     During 1994, the Company's Board of Directors authorized the repurchase of up to 2.5 million shares of the Company's common stock that may be made from time to time at prevailing prices in the open market or by block purchase and may be discontinued at any time. The purchases will be made within certain restrictions relating to volume, price and timing in order to minimize the impact of the purchase on the market for the Company's stock. During 1995 and 1994, the Company repurchased 214,100 shares and 807,400 shares of its common stock at prevailing market prices for an aggregate of $3.2 million and $13.4 million, respectively.

     Effective July 1, 1994, the Company made available to certain employees the Fingerhut 1994 Employee Stock Purchase Plan under which eligible employees have the opportunity to purchase Company common stock at a discounted market value determined on the first or last business day of the calendar quarter, whichever is lower. A maximum of 250,000 shares are authorized. During 1995, 119,568 shares were issued at an average price of $12.19 per share. During 1994, 20,582 shares were issued at $19.55 per share.

     The Fingerhut Companies, Inc. Stock Option Plan provides certain management of the Company with options to purchase up to 7,768,000 shares of common stock of which 265,925 were available for grant at December 29, 1995. The options are granted at the fair market value on the date of grant. The options become exercisable in five equal annual installments beginning on the first anniversary of the date of grant. Unexercised options will be canceled 10 years and one month after the date of grant.

     The Fingerhut Companies, Inc. 1995 Long-Term Incentive and Stock Option Plan, which was approved by the shareholders of the Company at its annual shareholders' meeting on May 18, 1995, provides for the granting of 2,250,000 stock options (either incentive stock options or non-qualified stock options), stock appreciation rights or restricted stock to officers and other employees. At December 29, 1995, 939,700 shares were available for grant. The Compensation Committee of the Board has the authority to determine the exercise prices, vesting dates, expiration dates and other material conditions upon which options or awards may be exercised, except that the option price of incentive stock options may not be less than 100 percent of the fair market value of the common stock on the date of grant, and not less than 110 percent of the fair market value in the case of an incentive stock option granted to any employee owning more than 10 percent of the Company's common stock (a "Ten Percent Employee"), and the term of non-qualified stock options may not exceed 15 years from the date of grant (not more than 10 years for incentive stock options and five years for incentive stock options granted to a Ten Percent Employee). In 1995, the Compensation Committee granted 1,401,800 non-qualified options at an average price of $14.98 per share, substantially all of which become exercisable in three equal annual installments beginning on the first anniversary of the date of grant and will be canceled 10 years after the date of grant.

     The Fingerhut Companies, Inc. Performance Enhancement Investment Plan ("PEIP Plan") provided certain management of the Company with the right to purchase options to acquire up to 3,000,000 shares of common stock. Under the PEIP Plan, management was offered the opportunity to purchase option units, each consisting of four options to purchase common stock, with exercise prices of 110 percent, 120 percent, 130 percent and 140 percent, respectively, of the fair market value at the time of grant. The options were offered at prices determined by the Company on the grant date.
     During 1995, the Company discontinued the PEIP Plan and cancelled the remaining ungranted shares. The Company repurchased 1,724,956 options granted under the PEIP Plan, for the original purchase price paid by the option holders, and the repurchase had no impact on the Company's net earnings. As of December 29, 1995, 342,244 options remained outstanding and will be repurchased, if unexercised, at an amount equal to or less than the purchase price on the earlier of the optionee's termination of employment or the seventh anniversary of the grant date. All purchase prices are included in "Accrued payroll and employee benefits" in the Consolidated Statement of Financial Position.

     The Fingerhut Companies, Inc. 1992 Stock Option and Long-Term Incentive Plan provides certain management of the Company with options to purchase up to 523,382 shares of common stock. In 1992, the Company granted the Chairman and Chief Executive Officer non-qualified options to purchase 523,382 shares of common stock with an option price of $15.00, the fair market value at the date of grant. In November 1993, 50 percent of these options became exercisable, 50 percent became exercisable in November 1994 and all expire in December 1999.

     The Company granted an executive a tandem option, which vests over four years beginning March 1994, for either (a) 55,000 shares of the Company's common stock at an exercise price of $15.00 per share or (b) a 3.3 percent equity interest in the Financial Services Segment ("FFS") (see Note 18) at an exercise price equal to two times the fair value of that interest at March 1994, adjusted for additional capital contributions to FFS since the initial value date. The exercise of either option terminates the other option. If the executive terminates his employment prior to FFS becoming a publicly held company, the FFS option would be settled in cash.

     The following table summarizes the activity of the stock option plans:

                                        Non-qualified stock             Option
                                           option shares                prices
                                   Outstanding     Exercisable     (In dollars)

   Balance at December 25, 1992     6,344,352       2,453,170     $ 5.45-$17.50
      Granted                       2,652,076               -      15.12- 34.25
      Canceled/forfeited             (264,600)              -       5.45- 28.04
      Exercisable                           -       1,720,441       5.45- 17.50
      Exercised                      (397,050)       (397,050)      5.45- 15.56
                                   -----------     -----------    -------------
   Balance at December 31, 1993     8,334,778       3,776,561       5.45- 34.25
      Granted                         484,500               -      17.00- 42.64
      Canceled/forfeited             (664,375)         (4,000)      5.45- 35.69
      Exercisable                           -       1,163,284       5.45- 42.25
      Exercised                      (211,025)       (211,025)      5.45- 17.50
                                   -----------     -----------    -------------
   Balance at December 30, 1994     7,943,878       4,724,820       5.45- 42.64
      Granted                       1,474,800          28,750      11.38- 21.14
      Canceled/forfeited           (2,113,532)              -       7.44- 42.64
      Exercisable                           -         893,772       5.45- 35.69
      Exercised                      (471,599)       (471,599)      5.45- 13.94
                                   -----------     -----------    -------------
   Balance at December 29, 1995     6,833,547       5,175,743     $ 5.45-$35.69
                                   ===========     ===========    =============


16.  OTHER DISCLOSURES

     Administrative and selling expenses included promotional material and advertising expenses of $488.6 million, $434.2 million and $391.0 million for 1995, 1994 and 1993, respectively.

     Amortization expense relating to the excess of cost over fair value of net assets acquired was $1.3 million for 1995, 1994 and 1993. Accumulated amortization was $9.1 million and $7.8 million at December 29, 1995 and December 30, 1994, respectively.

     Amortization expense relating to customer lists was $1.4 million for 1995 and 1994 and $1.5 million for 1993. Accumulated amortization was $9.8 million and $8.4 million at December 29, 1995 and December 30, 1994, respectively.

17.  CONTINGENCIES

     The Company is a party to various claims, legal actions, sales tax disputes and other complaints arising in the ordinary course of business. In the opinion of management, any losses which may occur are adequately covered by insurance, are provided for in the consolidated financial statements, or are without merit and the ultimate outcome of these matters will not have a material effect on the consolidated financial position or operations of the Company.

     At December 29, 1995, the Company had unused credit line commitments on open credit card accounts of $710.0 million. The Company does not anticipate that all of its customers will exercise this entire available credit at any one time. Commitments on credit card lines are cancelable at any time.


18.  SEGMENT OF BUSINESS REPORTING

     The operations of the Company are divided into the following business segments for financial reporting purposes:

     Direct-to-the-Consumer Marketing: Sells a broad range of products and services directly to consumers via catalogs, television and other media.

     Financial Services: Markets a broad array of financial services and information-driven products through direct marketing and other methods. Currently, the segment's two primary products are the co-branded MasterCard, issued by Direct Merchants Bank, and extended service plans sold to the Company's customers.

     The segment information presented below was based on management's best estimate of the historical assets and revenues which will comprise the business of the Financial Services Segment at the initiation of the anticipated public transaction (see Note 19). This information will be subject to change based on any changes in the Financial Services Segment's capital, asset and income structure in connection with the public transaction.

     Revenues, earnings before income taxes, identifiable assets, capital expenditures and depreciation and amortization pertaining to the business segments in which the Company operates are presented below:

     (In thousands of dollars)             1995         1994         1993
     Revenues
      Direct-to-the-Consumer Marketing  $2,048,542   $1,918,723   $1,797,147
      Financial Services                    61,414       15,662       10,761
                                        ----------   ----------   ----------
                                        $2,109,956   $1,934,385   $1,807,908
                                        ==========   ==========   ==========
     Earnings before income taxes
      Direct-to-the-Consumer Marketing  $   66,838   $   67,450   $  110,199
      Financial Services                     9,468        3,476        1,680
                                        ----------   ----------   ----------
                                        $   76,306   $   70,926   $  111,879
                                        ==========   ==========   ==========
     Identifiable assets
      Direct-to-the-Consumer Marketing  $1,109,135   $1,088,109   $  982,694
      Financial Services                   171,942        9,824        5,608
                                        ----------   ----------   ----------
                                        $1,281,077   $1,097,933   $  988,302
                                        ==========   ==========   ==========
     Capital expenditures
      Direct-to-the-Consumer Marketing  $   93,280   $   69,329   $   51,722
      Financial Services                     1,162          249           49
                                        ----------   ----------   ----------
                                        $   94,442   $   69,578   $   51,771
                                        ==========   ==========   ==========
     Depreciation and amortization
      Direct-to-the-Consumer Marketing  $   46,957   $   37,653   $   29,689
      Financial Services                       146           40           19
                                        ----------   ----------   ----------
                                        $   47,103   $   37,693   $   29,708
                                        ==========   ==========   ==========

19.  SUBSEQUENT EVENTS

     On January 25, 1996, the Company declared a cash dividend of $.04 per share, or an aggregate of $1.8 million, payable on February 22, 1996 to shareholders of record as of the close of business on February 8, 1996.

     On January 11, 1996, the Company purchased certain office and warehouse facilities from a former affiliated company for $14.1 million.

     Subsequent to year-end, the Company engaged two investment banking firms to provide advice on alternatives for creating a separately traded public vehicle from the Company's Financial Services Segment. The Company anticipates completing a transaction in fiscal 1996, subject to market and certain other conditions.


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

The Company's consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants, whose appointment was ratified by shareholder vote at the 1995 annual shareholders' meeting. Their audit was conducted in accordance with generally accepted auditing standards. As part of their audit of the Company's 1995 consolidated financial statements, our independent accountants considered the Company's internal controls to the extent they deemed necessary to determine the nature, timing and extent of their audit tests.

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


Theodore Deikel
Chairman of the Board,
Chief Executive Officer and President


Peter G. Michielutti
Senior Vice President and
Chief Financial Officer


                      INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Fingerhut Companies, Inc.:

We have audited the accompanying consolidated statements of financial position of Fingerhut Companies, Inc. and Subsidiaries (the "Company") as of December 29, 1995 and December 30, 1994 and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the fiscal years in the three-year period ended December 29, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fingerhut Companies, Inc. and Subsidiaries as of December 29, 1995 and December 30, 1994, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 29, 1995 in conformity with generally accepted accounting principles.

As discussed in Notes 2 and 6 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, in fiscal 1995.


                                         /KPMG Peat Marwick LLP/
Minneapolis, Minnesota
January 24, 1996





 Quarterly Financial -- Fiscal Year Summaries

(In thousands of dollars,                      1995
except per share data)   First     Second     Third      Fourth     Total
Revenues              $ 408,942  $ 468,856  $ 481,212  $ 750,946  $2,109,956
Gross margin (a)      $ 186,785  $ 203,022  $ 203,571  $ 340,225  $  933,603
Net earnings (c)      $   6,184  $   5,794  $   8,553  $  30,327  $   50,858
Earnings per share    $     .13  $     .12  $     .18  $     .63  $     1.05

                                               1994
                         First     Second     Third    Fourth (b)   Total
Revenues              $ 362,144  $ 446,031  $ 429,445  $ 696,765  $1,934,385
Gross margin (a)      $ 164,292  $ 191,487  $ 193,695  $ 314,712  $  864,186
Net earnings          $   9,973  $  16,192  $   7,087  $  12,673  $   45,925
Earnings per share    $     .20  $     .32  $     .14  $     .26  $      .91


 (a) Gross margin is equal to net sales less product cost.
 (b) Fourth quarter 1994 results included an after-tax charge of $19.4 million from unusual items, as well as the results of Figi's for the year. See
     Note 3 to the Consolidated Financial Statements.
 (c) Net earnings during 1995 included reserve adjustments for unusual items of $4.5 million, $1.0 million and $2.5 million for the first, third and fourth quarters, respectively.

                      [PHOTO] Jesus Rodriguez
                              Director, Systems Architecture
                              Data Technology Center, Plymouth

 Stock Data

 The Company's common stock is traded under the symbol "FHT" on the New York Stock Exchange. As of February 29, 1996, there were 723 holders of record of the Company's common stock.


                                               1995
                         First     Second     Third    Fourth       Year
  Common stock price:
     High             $     17   $ 16-5/8   $ 17-7/8   $ 16-1/8   $ 17-7/8
     Low              $ 10-7/8   $ 10-7/8   $ 14-7/8   $ 11-1/2   $ 10-7/8

  Dividends paid      $    .04   $    .04   $    .04   $    .04   $    .16

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

                          [PHOTO] Donn Perkins
                                  Merchandising Buyer,
                                  Minnetonka



                         Independent Auditors' Report


The Board of Directors and Stockholders
Fingerhut Companies, Inc.:


Under date of January 24, 1996, we reported on the consolidated statements of financial position of Fingerhut Companies, Inc. and subsidiaries as of December 29, 1995 and December 30, 1994, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 29, 1995, as contained in the 1995 annual report to stockholders. These consolidated financial statements and our report thereon are incorporated by reference in the annual report on Form 10-K for the year 1995. In connection with our audits of the aforementioned consolidated financial statements, we have also audited the related financial statement schedule as listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Our report covering the basic consolidated financial statements refers to a change in the method of accounting for long-lived assets in fiscal 1995.


                                                 KPMG Peat Marwick LLP


Minneapolis, Minnesota
January 24, 1996


                                                                   SCHEDULE II




                          FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
                               VALUATION AND QUALIFYING ACCOUNTS
                   FOR THE YEARS ENDED DECEMBER 29, 1995, DECEMBER 30, 1994
                                     AND DECEMBER 31, 1993
                                   (In thousands of dollars)





                                            Additions
                                            charged to
                               Balance at      cost,                 Balance at
                               beginning     expenses,                  end
       Description             of period     revenues   Deductions   of period

Accounts receivable reserves:

          1995                 $113,383     $851,229    $819,932 (a)   $144,680

          1994                 $112,533     $749,900    $749,050 (a)   $113,383

          1993                 $120,334     $646,702    $654,503 (a)   $112,533



Inventory reserves:

          1995                 $ 18,102     $ 22,756    $ 28,555 (b)   $ 12,303

          1994                 $ 19,328     $ 27,913    $ 29,139 (b)   $ 18,102

          1993                 $ 15,184     $ 21,260    $ 17,116 (b)   $ 19,328










(a) Primarily represents reductions in the reserves for actual returns and exchanges, allowances, uncollectible amounts (net of recoveries) and collection costs. And also, includes the reserves related to the accounts receivable sold under the Fingerhut Master Trust, the Fingerhut Financial Services Master Trust, and the Receivables Transfer Agreement.

(b) Primarily represents inventory sold to liquidators and returned to vendors.