Form 10-K405, Exhibit 13
period 1996-12-27
FINGERHUT COMPANIES INC
filed 1997-03-27
CIK 740126

FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
                  FIVE-YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA
                       (In thousands of dollars, except per share data)




                                                                         For the fiscal year ended
                                              December 27,     December 29,     December 30,    December 31,    December 25,
                                                  1996             1995             1994            1993 (d)        1992
                                              ------------     ------------     ------------    ------------    ------------
Earnings data:
   Revenues (a)                               $ 2,027,356      $ 2,077,344      $ 1,914,457     $ 1,792,595     $ 1,585,640
   Earnings before income taxes and
     minority interest (c)                    $    64,991      $    76,306      $    70,926     $   111,879     $    93,930
   Net earnings (c)                           $    40,159      $    50,858      $    45,925     $    75,328     $    61,806
   Net earnings as a percent of revenues (c)          2.0%             2.4%             2.4%            4.2%            3.9%
   Per share:
      Earnings (b) (c)                        $       .83      $      1.05      $       .91     $      1.50     $      1.19
      Dividends declared                      $       .16      $       .16      $       .16     $       .16     $       .16


                                                                             At fiscal year-end
Financial position data:
   Total assets                               $ 1,352,049      $ 1,281,077      $ 1,097,933     $   988,302     $   925,649
   Total current debt                         $    73,084      $   215,099      $       336     $       313     $       333
   Long-term debt and capitalized leases,
     less current portion                     $   271,481      $   146,564      $   246,516     $   246,852     $   247,190
   Total stockholders' equity                 $   605,401      $   547,490      $   500,950     $   472,389     $   399,591



(a) Prior year revenues have been restated to reflect the reclassification of customer allowances from "administrative and selling expenses" to "net sales." These amounts totaled $32.6 million, $19.9 million, $15.3 million and $20.5 million for the fiscal years ended December 29, 1995, December 30, 1994, December 31, 1993 and December 25, 1992, respectively.

(b)  Based on a weighted average of 48,628,308; 48,478,971; 50,270,419;
     50,101,739 and 51,937,936 shares of common stock and common stock equivalents for the fiscal years ended December 27, 1996; December 29, 1995; December 30, 1994; December 31, 1993 and December 25, 1992,
     respectively.

(c) 1994 earnings before income taxes and minority interest included a $29.9 million charge ($19.4 million after tax) relating to unusual items. 1995 earnings before income taxes and minority interest included an $8.0 million adjustment ($5.3 million after tax) to these unusual items. See
     Note 3 to the Consolidated Financial Statements.

(d) In 1993, the Company sold certain assets of COMB Corporation and FDC, Inc., a subsidiary of Figi's Inc.

Fingerhut Companies, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

RESULTS OF OPERATIONS

Fingerhut Companies, Inc. (the "Company") experiences variances in quarterly results from year to year that result from changes in the timing of its promotions, the types of customers and products promoted and, to some extent, variations in dates of holidays and the timing of the fiscal quarter ends. In addition, the individual cost components (product cost, administrative and selling expenses, and provision for uncollectible accounts) and gross margin as a percent of net sales may vary from period to period due to the different types of products, mail programs and customers promoted.

1996 COMPARED WITH 1995

The Company reported revenues of $2.027 billion in 1996.
Revenues reflected a decrease in net sales as a result of the Company's strategy to reduce mailings and improve advertising productivity. As a result of this initiative, sales per mailing with respect to Fingerhut Corporation's existing customer list increased 14 percent over 1995. 1996 revenues were positively impacted by a significant increase in finance income and other revenues due to the continued strong performance of Metris Companies Inc. ("Metris"). In October 1996, Metris, a then wholly owned subsidiary, completed an initial public offering of its common shares, which reduced the Company's ownership interest to approximately 83 percent. As a result of Metris becoming a more significant portion of the Company's overall operations, management's discussion of 1996 results will include individual analyses of both the Direct-to-the-Consumer Marketing Segment and Metris.

Direct-to-the-Consumer Marketing Segment

Highlights of Operations:                For the Fiscal Year Ended

(In thousands of dollars)                   1996            1995
Net sales                                $1,638,363      $1,782,282
Finance income and other revenues        $  241,130      $  245,001
Product cost                             $  827,086      $  890,737
Administrative and selling expenses      $  633,448      $  687,789
Provision for uncollectible accounts     $  283,762      $  272,295
Discount on sale of accounts receivable  $   77,447      $   82,392
Interest expense, net                    $   25,305      $   25,213
Net earnings                             $   21,123      $   46,277

Net sales in 1996 were $1.638 billion compared to net sales of $1.782 billion in 1995, a decrease of 8 percent. Fingerhut Corporation ("Fingerhut"), the Company's core business in this segment, generated net sales of $1.538 billion in 1996 compared to $1.639 billion in 1995, a decrease of 6 percent. Net sales from Fingerhut's new customer acquisition programs decreased 5 percent in 1996 to $264 million. Net sales from Fingerhut's existing customer list declined 6 percent to $1.274 billion.
Both decreases were primarily due to planned reductions in mailings, partially offset by higher average order sizes and higher sales per mailing. Net sales from Figi's Inc. ("Figi's") increased 13 percent in 1996 to $93 million compared to $82 million in 1995 due to an increase in mailings coupled with a higher average order size. Net sales from Infochoice USA, Inc. ("Infochoice") were $2 million in 1996 compared to $57 million for 1995. Infochoice owns 50 percent of USA Direct/Guthy Renker, Inc. ("USA Direct"), which had 1996 net sales of $10 million. Montgomery Ward Direct L.P. ("MWD"), a former 50 percent owned affiliate, had net sales of $31 million for 1996 compared to $165 million for 1995. Because USA Direct and MWD are both accounted for under the equity method, their sales are not included as revenues in the Company's consolidated financial statements. In June 1996, the Company reached an agreement with Montgomery Ward & Co., Incorporated to withdraw as a partner in the MWD joint venture. This transaction did not have a material impact on the Company's consolidated financial statements.

Finance income and other revenues for the year were $241.1 million compared to $245.0 million in 1995. The decrease was due primarily to the decline in net sales as a result of Fingerhut's strategy to reduce mailings, which was partially offset by the effect of lengthened payment plans.

Product cost for the year was $827.1 million, or 50.5 percent of net sales, compared to $890.7 million, or 50.0 percent of net sales, during the prior year. The increase as a percent of net sales was primarily due to margin reductions in the core catalog business as a result of the full year impact of the price value strategy implemented in mid-1995. This strategy is designed to optimize profitability through the trade-off of a lower sales price for an increase in response rates.

Administrative and selling expenses in 1996 were $633.4 million, or 38.7 percent of net sales, compared to $687.8 million, or 38.6 percent of net sales, in the prior year. Higher sales per mailing, coupled with Fingerhut's cost-reduction programs, offset the impact of higher paper and depreciation costs as well as the startup of two phone centers in Tampa, Florida.

The provision for uncollectible accounts in 1996 was $283.8 million, or 17.3 percent of net sales, compared with $272.3 million, or 15.3 percent of net sales, for the prior year. The increase as a percent of net sales was due primarily to the higher ongoing delinquency levels Fingerhut experienced as a result of the systems error reported in the third quarter. In addition, Fingerhut experienced a 1996 deterioration in credit performance relating to sales booked in the fourth quarter of 1995. This deterioration was driven by a significant increase in bankruptcies. Fingerhut has implemented corrective measures to mitigate the risk of credit losses, including tighter credit screens as well as accelerated collection programs. Management believes that the reserves at December 27, 1996 are adequate to cover future anticipated losses.

Discount on sale of accounts receivable for the year was $77.4 million compared to $82.4 million for 1995. The decrease resulted primarily from lower amortization expense due to the expiration of an interest rate cap agreement in December 1995 (the premium paid for this cap was previously capitalized and amortized over the life of the agreement) as well as lower short-term interest rates. These decreases were partially offset by an increase in the amount of accounts receivable sold.

Net interest expense for the year was $25.3 million compared to $25.2 million in 1995. Fingerhut incurred additional interest expense during 1996 due to a $60.0 million capital contribution made to Metris, which resulted in the segment having to incur additional borrowings to fund operations. This increase was offset by lower interest rates as well as an increase in interest income.

The effective consolidated tax rate, which includes both the Direct-to-the-Consumer Marketing Segment and the Financial Services Segment, was 36.7 percent in 1996 compared with 33.3 percent in the prior year. The increase in the effective tax rate was due primarily to a decrease in merchandise donations as well as additional state income taxes. In addition, the 1995 effective tax rate included a benefit for prior years' net favorable resolution of an Internal Revenue Service exam.

As a result of the items discussed above, the Direct-to-the-
Consumer Marketing Segment generated net earnings of $21.1
million, or $.44 per share, compared with $46.3 million, or $.96 per share, for 1995.

Financial Services Segment (Metris Companies Inc.)

Highlights of Operations:                      For the year ended December 31,

Income Statement Data (Managed Basis, in thousands)    1996         1995
Net interest income                                  $143,491     $ 26,354
Provision for loan losses                             136,305       26,234
Other operating income                                126,647       52,969
Other operating expense                               101,287       45,640
Provision for income taxes                             12,530        2,868
                                                     --------     --------
Net income                                           $ 20,016     $  4,581
                                                     ========     ========
Credit Card Data (Managed Basis)
Total accounts                                      1,418,062      702,891
Average managed loans (in thousands)               $1,018,856     $183,274
Net charge-off ratio                                     6.16%        2.19%
Delinquency ratio                                        5.53%        3.95%

Metris reported net income for the year ended December 31, 1996, of $20.0 million, or $.41 per share, up from $4.6 million, or $.09 per share for 1995. The 337 percent increase in net income is the result of an increase in net interest income and other operating income partially offset by increases in the provision for loan losses and other operating expenses. These increases are largely attributable to the growth in average managed loans from $183 million at December 31, 1995 to $1 billion at December 31, 1996, an increase of 456 percent.

The provision for loan losses on a managed basis was $136.3 million in 1996, compared to $26.2 million in 1995. The increase primarily reflects an increase in credit card loans as well as an increase in the net charge-offs consistent with the continued seasoning of the portfolio and industry trends. The managed net charge-off rate was 6.16 percent for 1996, compared to 2.19 percent in 1995.

Other operating income on a managed basis increased $73.7 million to $126.6 million, primarily due to credit card fees, interchange and other credit card income which increased to $88.3 million for 1996, up 298 percent over $22.2 million for 1995. In addition, fee-based product revenues increased 348 percent to $29.9 million for 1996, up from $6.7 million for 1995. These increases were primarily due to the growth in total accounts and outstanding receivables in the managed credit card loan portfolio.

Other operating expenses increased to $101.3 million in 1996, compared to $45.6 million in 1995. However, Metris' managed operating efficiency ratio improved to 37.5 percent in 1996 from
57.5 percent in 1995. The increase in operating expenses is primarily due to investments in the infrastructure to support the growth of all three Metris businesses: consumer credit products, extended service plans, and fee-based products and services.

1995 COMPARED WITH 1994 (CONSOLIDATED)

The Company reported record revenues of $2.077 billion in 1995. Revenues reflected increased sales from Fingerhut's existing customer list and new customer acquisition programs as well as a significant increase in finance income. The Company reduced mailings to its existing customers in the second half of fiscal 1995 to increase sales per mailing and improve profitability. 1995 results also included higher provisions for uncollectible accounts as well as higher administrative and selling expenses as a result of increased paper and postage prices.

The Company's net sales in 1995 were $1.794 billion compared to $1.699 billion in 1994, an increase of 6 percent. Fingerhut had net sales of $1.639 billion in 1995 compared to $1.557 billion in 1994, an increase of 5 percent. Net sales from Fingerhut's existing customer list increased 4 percent to $1.362 billion primarily as a result of a higher average order size and higher sales per mailing. Net sales from Fingerhut's new customer acquisition programs increased 10 percent in 1995 to $277 million primarily due to increased mailings as well as higher average order size. Net sales from Figi's increased 18 percent in 1995 to $82 million compared to $70 million in 1994 due to an increase in mailings coupled with a higher average order size and higher sales per mailing. Net sales from Infochoice were $57 million in 1995 compared to $58 million for 1994. MWD had net sales of $165 million compared to $188 million for 1994.

Finance income and other revenues for the year were $283.6 million compared to $215.7 million in 1994. The increase was due to net revenues from MasterCardr accounts issued by the Company's subsidiary, Direct Merchants Credit Card Bank, National Association ("Direct Merchants Bank"). These net revenues include finance income, net of asset backed financing expense, loan loss provisions, and administrative and other fees related to the sale of credit card receivables. Fingerhut also recognized increased finance income for the year as a result of higher revenues from existing customers and the effect of lengthened payment plans.

Product cost for the year was $892.8 million, or 49.8 percent of net sales, compared to $854.5 million, or 50.3 percent of net sales, during the prior year. The decrease as a percent of net sales was due to cost efficiencies partially offset by margin reductions in the second half of the year as a result of offering lower retail prices to improve the customer value package.

Administrative and selling expenses in 1995 were $723.3 million, or 40.3 percent of net sales, compared to $681.7 million, or 40.1 percent of net sales, in the prior year. Price increases for paper and postage, increased investment in new customer acquisition programs, as well as operating and account acquisition expenses associated with Direct Merchants Bank contributed to the higher ratio of expense to net sales in 1995. These increases were partially offset by benefits realized due to the Company's cost reduction program, the absence of operating expenses associated with, and the cancellation of, S The Shopping Network and provisions for corporate streamlining in 1994, as well as the partial recovery in 1995 of these restructuring reserves.

The provision for uncollectible accounts in 1995 was $276.7 million, or 15.4 percent of net sales, compared with $229.4 million, or 13.5 percent of net sales, for the prior year. The increase as a percent of net sales was due primarily to higher delinquency levels experienced on both existing and new customer receivables and an increase in new customer acquisitions which have higher reserve requirements. In addition, provisions were established for the portion of the MasterCard receivables that remain on the Company's balance sheet.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company funds its operations through internally generated funds, the sale of accounts receivable pursuant to the Fingerhut Master Trust and the Metris Master Trust (formerly known as the Fingerhut Financial Services Master Trust) (the "Master Trusts"), borrowings under the Company's Amended and Restated Revolving Credit Facility and Metris' Revolving Credit Facility (the "Revolving Credit Facilities") and the issuance of long-term debt and common stock.

The proceeds from the sale of Fingerhut accounts receivable were $1.280 billion and $1.254 billion at December 27, 1996 and December 29, 1995, respectively. Net proceeds received from the sale of MasterCard receivables were $1.397 billion at December 31, 1996 and $445.3 million at December 31, 1995, of which $17.0 million and $25.8 million, respectively, was deposited in an investor reserve account held by the trustee of the Metris Master Trust for the benefit of the Metris Master Trust's certificateholders. In December 1996, the Fingerhut Master Trust Series 1994-1 certificates commenced controlled amortization, whereby collections on the securitized receivables are now being used to pay down the principal portion of the underlying certificates. In January 1997, the Company issued Series 1997-1 variable funding certificates to refinance approximately half of the amortizing certificates. The Company believes the Fingerhut Master Trust will be able to issue a new series of certificates to replace the remaining portion of the amortizing certificates. The Company plans to support future receivables growth through the sale and issuance of additional certificates by the Master Trusts and through borrowings under the Revolving Credit Facilities.

The Revolving Credit Facilities provide for aggregate commitments of up to $500.0 million, of which $200.0 million represents the Company's credit facility and $300.0 million represents Metris' credit facility. The expiration date for both facilities is September 2001. Under the Revolving Credit Facilities, outstanding revolving credit balances totaled $73.0 million and outstanding letters of credit totaled $5.9 million, as of year-end 1996. As of year-end 1995, the Company had an outstanding revolving credit balance of $115.0 million and outstanding letters of credit of $4.6 million, under the then existing Revolving Credit Facility. Additional outstanding open letters of credit under a separate agreement aggregated $23.2 million and $34.3 million at December 27, 1996 and December 29, 1995, respectively.

In September 1996, the Company sold $125.0 million of three-year notes via a private placement. As a result of this financing, the Company had fixed rate notes outstanding of $270.0 million as of December 27, 1996. This compared to fixed rate notes
outstanding of $245.0 million as of December 29, 1995.    In
February 1997, the Company completed an exchange offer whereby substantially all of the $125.0 million unregistered notes issued in September 1996, were exchanged for registered notes with substantially identical terms.

The Company generated $26.9 million in cash from operations in 1996 compared with $29.1 million used for operations in 1995. This $56.0 million net increase in cash generated from operations resulted from decreased working capital requirements, partially offset by the decrease in earnings. The most significant items affecting working capital were increases in customer accounts receivable and deferred income taxes and decreases in inventory, promotional material and other current assets, and accounts payable. The change in customer accounts receivable from a $112.6 million use of cash in 1995 to a $83.2 million use of cash in 1996 resulted primarily from the decrease in the growth of retained receivables associated with MasterCard accounts issued by Direct Merchants Bank. Deferred income taxes increased primarily as a result of an increase in reserve provisions for uncollectible accounts. The decreases in inventory, promotional material and other current assets were due to lower inventory levels as a result of the planned reduction in mailings. The $20.9 million decrease in accounts payable compared to the $29.4 million increase in 1995 was due to a decrease in purchasing activity as a result of reduced mailings. In addition, 1995 accounts payable reflected a significant increase in activity with respect to Metris.

Net cash used by investing activities was $51.9 million in 1996 compared with $94.4 million in 1995. The lower level of spending in 1996 was primarily due to a significant reduction in capital expenditures relating to the western distribution center in Spanish Fork, Utah, as well as the data and technology center in Plymouth, Minnesota, which opened in the second quarter of 1995. The owner of certain office and warehouse facilities leased to the Company exercised its right to require the Company to repurchase those facilities for approximately $14.1 million. The Company completed this purchase in January 1996.

Net cash provided by financing activities was $19.9 million in 1996 compared with $104.3 million in 1995. This net $84.4 million decrease in cash provided by financing activities was due primarily to the decrease in borrowings under the Revolving Credit Facilities, partially offset by a $25.1 million net increase in long-term debt as well as $47.4 million of net proceeds generated from the Metris initial public stock offering.

On January 23, 1997, the Company declared a cash dividend of $.04 per share, or an aggregate of $1.8 million, payable on February
20, 1997 to shareholders of record as of the close of business on February 10, 1997.

During 1994, the Company's Board of Directors authorized the repurchase of up to 2.5 million shares of the Company's common stock that may be made from time to time at prevailing prices in the open market or by block purchase and may be discontinued at any time. The purchases are made within certain restrictions relating to volume, price and timing in order to minimize the impact of the purchase on the market for the Company's common stock. During 1996, the Company repurchased at prevailing market prices 358,800 shares of its common stock for an aggregate of $4.9 million. Total purchases through December 27, 1996 were 1,380,300 shares for an aggregate of $21.5 million.

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

Fingerhut Companies, Inc. and Subsidiaries
FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements regarding intent, belief or current expectations of the Company and its management. Shareholders and prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that may cause the Company's actual results to differ materially from the results discussed in the forward-looking statements, including: general economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation; risks associated with unsecured credit transactions; interest rate risks; seasonal variations in consumer purchasing activities; increases in postal and paper costs; competition in the retail and direct marketing industry; dependence on the securitization of accounts receivable and credit card loans to fund operations; state and federal laws and regulations related to advertising, offering and extending credit, charging and collecting state sales/use taxes; product safety; and risks of doing business with foreign suppliers. Each of these factors is more fully discussed in Exhibit 99 to the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 1996.



                               FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
                                  CONSOLIDATED STATEMENTS OF EARNINGS

                   (In thousands of dollars, except share and per share data)




                                                              For the fiscal year ended
                                               December 27,         December 29,         December 30,
                                                   1996                 1995                 1994
Revenues:                                      ------------         ------------         ------------
    Net sales                                  $ 1,652,869          $ 1,793,727          $ 1,698,719
    Finance income and other revenues              374,487              283,617              215,738
                                               -----------          -----------         ------------
                                                 2,027,356            2,077,344            1,914,457
                                               -----------          -----------         ------------
Costs and expenses:
    Product cost                                   830,423              892,736              854,461
    Administrative and selling expenses            723,843              723,279              681,654
    Provision for uncollectible accounts           302,239              276,688              229,396
    Discount on sale of accounts receivable         77,447               82,392               53,736
    Interest expense, net                           28,413               25,943               24,284
                                               -----------          -----------         ------------
                                                 1,962,365            2,001,038            1,843,531
                                               -----------          -----------         ------------
Earnings before income taxes and minority
  interest                                          64,991               76,306               70,926

Provision for income taxes                          23,852               25,448               25,001
                                               -----------          ------------         -----------
Net earnings before minority interest               41,139               50,858               45,925

Minority interest                                     (980)                   -                    -
                                               ------------         -----------
Net earnings                                   $    40,159          $    50,858          $    45,925
                                               ============         ===========          ===========             ===========
Earnings per share                             $       .83          $      1.05          $       .91
                                               ===========          ===========          ===========

Weighted average shares outstanding             48,628,308           48,478,971           50,270,419
                                               ===========          ===========          ===========

                 See accompanying Notes to Consolidated Financial Statements.



                           FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
                                    (In thousands of dollars)



                                           A S S E T S

                                                                 December 27,      December 29,
                                                                     1996              1995
Current assets:                                                  ------------      ------------
    Cash and cash equivalents                                    $   61,003        $   66,109
    Customer accounts receivable, net                               547,361           464,176
    Inventories, net                                                127,735           156,352
    Promotional material                                             60,871            80,357
    Deferred income taxes                                           166,879           131,035
    Other                                                            24,365            23,542
                                                                 ----------        ----------
        Total current assets                                        988,214           921,571

Property and equipment, net                                         285,182           279,455
Excess of cost over fair value of net assets acquired, net           42,601            44,047
Customer lists, net                                                   9,801            11,201
Other assets                                                         26,251            24,803
                                                                 ----------        ----------
                                                                 $1,352,049        $1,281,077
                                                                 ==========        ==========


                                     L I A B I L I T I E S

Current liabilities:
    Accounts payable                                             $  164,557        $  185,475
    Accrued payroll and employee benefits                            46,723            39,872
    Other accrued liabilities                                        77,209            73,337
    Revolving credit facility                                        73,000           115,000
    Current portion of long-term debt                                    84           100,099
    Current income taxes payable                                     60,721            42,380
                                                                 ----------        ----------
        Total current liabilities                                   422,294           556,163

Long-term debt, less current portion                                271,481           146,564
Deferred income taxes                                                21,744            23,096
Other non-current liabilities                                         7,692             7,764
                                                                 ----------        ----------
                                                                    723,211           733,587
                                                                 ----------        ----------
Minority interest                                                    23,437                 -



                            S T O C K H O L D E R S '   E Q U I T Y

Preferred stock                                                           -                 -
Common stock                                                            462               459
Additional paid-in capital                                          288,793           258,917
Unearned compensation                                                (1,856)                -
Earnings reinvested                                                 318,002           288,114
                                                                  ----------       ----------
        Total stockholders' equity                                  605,401           547,490
                                                                  ----------       ----------
                                                                 $1,352,049        $1,281,077
                                                                 ==========        ==========

                 See accompanying Notes to Consolidated Financial Statements.


                                 FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
                                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        (In thousands of dollars)


                                                                  For the fiscal year ended
                                                   December 27,         December 29,         December 30,
                                                       1996                 1995                 1994
Cash flows from operating activities:              ------------         ------------         ------------
 Net earnings                                      $    40,159          $    50,858          $    45,925
 Adjustments to reconcile net earnings to
  net cash provided (used) by operating activities:
    Depreciation and amortization                       52,464               47,103               37,693
    Amortization of unearned compensation                2,922                    -                    -
    Minority interest in earnings                          980                    -                    -
    Change in assets and liabilities,
     excluding the effects of business
     divestitures:
        Customer accounts receivable, net              (83,185)            (112,571)               3,662
        Inventories, net                                28,617                2,696               (7,019)
        Promotional material and
         other current assets                           18,663              (21,777)             (13,010)
        Accounts payable                               (20,918)              29,354               32,194
        Accrued payroll and employee benefits            6,851                  (19)               1,414
        Accrued liabilities                              3,872               (6,921)              26,599
        Current income taxes payable                    18,634                1,407               16,464
        Deferred and other income taxes                (37,196)             (12,946)             (40,664)
        Other                                           (5,010)              (6,267)             (10,869)
                                                    -----------          -----------           ----------
Net cash provided (used) by operating activities        26,853              (29,083)              92,389
                                                    -----------          -----------           ----------
Cash flows from investing activities:
    Additions to property and equipment                (51,855)             (94,442)             (69,578)
    Proceeds from business divestitures                      -                    -               12,039
                                                    -----------          -----------           ----------
Net cash used by investing activities                  (51,855)             (94,442)             (57,539)
                                                    -----------          -----------           ----------
Cash flows from financing activities:
    Proceeds from long-term debt                       125,000                    -                    -
    Repayments of long-term debt                      (100,098)                (381)                (313)
    Revolving credit facility                          (42,000)             115,000                    -
    Repurchase of common stock                          (4,877)              (7,862)              (8,706)
    Issuance of common stock                             1,881                4,829                1,930
    Sale of minority interest in subsidiary             47,384                    -                    -
    Cash dividends paid                                 (7,394)              (7,334)              (7,401)
                                                     ----------          -----------           ----------
Net cash provided (used) by financing activities        19,896              104,252              (14,490)
                                                     ----------          -----------           ----------
Net (decrease) increase in cash and cash
 equivalents                                            (5,106)             (19,273)              20,360

Cash and cash equivalents at beginning
 of year                                                66,109               85,382               65,022
                                                   ------------         ------------         ------------
Cash and cash equivalents at end of year           $    61,003          $    66,109          $    85,382
                                                   ============         ============         ============
    Supplemental noncash investing and financing activities:
    Net tax benefit from exercise of non-qualified stock
     options, disqualified dispositions of ESPP
     shares, and vesting of restricted stock       $       293          $     1,354          $     1,508
    Accrued stock repurchase                       $         -          $         -          $     4,695
    Issuance of restricted stock                   $     4,778          $         -          $         -

    The Company included in cash and cash equivalents liquid investments with maturities of 15 days or less.

                See accompanying Notes to Consolidated Financial Statements.



                           FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                               (In thousands of dollars, except share data)


                                       Common stock           Additional
                                   Number of       Par         paid-in          Earnings         Unearned
                                    shares         value        capital        reinvested      compensation         Total
                                  ----------     -------      ----------       ----------      ------------      ----------
Balance, December 31, 1993        46,148,448     $  461       $ 254,984        $ 216,944        $       -        $ 472,389
 Stock repurchase                   (807,400)        (8)         (4,493)          (8,900)               -          (13,401)
 Exercise of stock options           211,025          2           3,033                -                -            3,035
 Employee stock purchase plan         20,582          1             402                -                -              403
 Cash dividends paid                       -          -               -           (7,401)               -           (7,401)
 Net earnings                              -          -               -           45,925                -           45,925
                                  -----------     -------      ---------       ----------       -----------      ----------
Balance, December 30, 1994        45,572,655        456         253,926          246,568                -          500,950
 Stock repurchase                   (214,100)        (2)         (1,192)          (1,974)               -           (3,168)
 Exercise of stock options           471,599          4           4,718                -                -            4,722
 Employee stock purchase plan        119,568          1           1,465               (4)               -            1,462
 Cash dividends paid                       -          -               -           (7,334)               -           (7,334)
 Net earnings                              -          -               -           50,858                -           50,858
                                  ----------      -------      ---------       ----------       -----------      ----------
Balance, December 29, 1995        45,949,722        459         258,917          288,114                -          547,490
 Stock repurchase                   (358,800)        (3)         (1,997)          (2,877)               -           (4,877)
 Exercise of stock options           109,900          1           1,012                -                -            1,013
 Employee stock purchase plan        100,141          1           1,160                -                -            1,161
 Issuance of restricted stock,
  net of forfeitures                 353,917          4           4,774                -           (4,778)               -
 Compensation expense                      -          -               -                -            2,922            2,922
 Excess of market value over book
  value of minority interest sold          -          -          24,927                -                -           24,927
 Cash dividends paid                       -          -               -           (7,394)               -           (7,394)
 Net earnings                              -          -               -           40,159                -           40,159
                                  ----------     -------      ---------        ----------       -----------      ----------
Balance, December 27, 1996        46,154,880     $  462       $ 288,793        $ 318,002        $  (1,856)       $ 605,401
                                  ==========     =======      =========        ==========       ===========      ==========

                See accompanying Notes to Consolidated Financial Statements.




                 FINGERHUT COMPANIES, INC. AND SUBSIDIARIES

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  BUSINESS AND ORGANIZATION

    Fingerhut Companies, Inc. (the "Company") is a database marketing company selling a broad range of products and services to moderate-to middle-income consumers via catalogs, telemarketing, television and other media.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation

    The Consolidated Financial Statements include the accounts of the Company and its wholly owned and majority owned subsidiaries, after elimination of all material intercompany transactions and balances. Minority interest represents minority stockholders' 17 percent share of the equity in Metris Companies Inc. ("Metris") (see Note 17). At December 27, 1996 and December 29, 1995, the Company's principal subsidiaries were Fingerhut Corporation ("Fingerhut"), Metris, Figi's Inc. ("Figi's") and Infochoice USA, Inc. ("Infochoice").

    Reclassifications have been made to prior years' Consolidated Financial Statements whenever necessary to conform to the current year's presentation.

    Fiscal Year

    The Company's fiscal year ends on the last Friday in December. The fiscal years ended December 27, 1996, December 29, 1995 and December 30, 1994 included 52 weeks. The accounts of Metris are on a calendar year basis.

    Revenue Recognition

    Substantially all of Fingerhut's sales are made on the installment contract basis. Finance income on installment contracts (net of estimated returns and exchanges, allowances, uncollectible amounts and collection costs) is recognized using an effective interest method over the weighted average of the contract periods (which approximates eighteen months) or when collected, whichever is faster. When accounts receivable are sold (see Note 4), finance income, net, is recognized.

    Sales are recorded at the time of shipment and a provision for anticipated merchandise returns and allowances, net of exchanges, is recorded based upon historical experience. The provision charged against sales for 1996, 1995 and 1994 amounted to $249.9 million, $295.9 million and $295.2 million, respectively.

    Amounts billed to customers for shipping and handling of orders are netted against the associated costs.

    Interest income on credit card receivables is accrued and earned based on the principal amount of the receivables outstanding using the effective yield method. Accrued interest is classified on the balance sheet with the related credit card receivables. Interest income is generally recognized until a loan is charged off. At that time, the accrued interest portion of the charged-off balance is deducted from current period interest income.

    Certain credit card receivables have been securitized and sold to investors with limited recourse (see Note 4). Upon sale, the receivables are removed from the balance sheet, and a gain on sale is recognized for the difference between the carrying value of the receivables and the adjusted sales proceeds. The adjusted sales proceeds are based on a present value estimate of future cash flows to be received over the life of the receivables, net of certain funding and servicing costs. The resulting gain is reduced by establishing a reserve for estimated probable loan losses under the recourse provisions. Gains on sale, recourse provisions and servicing cash flows of credit card receivables are reported in the accompanying Consolidated Statements of Earnings as "Finance income and other revenues."

    Earnings Per Share

    Earnings per share is computed by dividing net earnings by the weighted average shares of common stock and common stock equivalents outstanding during the year. The dilutive effect of the potential exercise of outstanding options to purchase shares of common stock is calculated using the treasury stock method.

    Inventories

    Inventories, principally merchandise, are stated at the lower of cost (as determined on a first-in, first-out basis) or market. The Company has established a reserve for excess and obsolete inventory, which is based on management's best estimates of the amount of inventory that is slow moving or subject to obsolescence. The estimates are subject to change in the near term, depending on changes in economic conditions and other factors.

    Promotional Material

    Promotional material primarily includes free gifts and items in inventory associated with direct response advertising (paper, printing and postage).

    The cost of mailed or aired direct response advertising is deferred and expensed over the period during which the orders are expected, generally one to four months. The amount of mailed or aired direct response advertising included in the Consolidated Statements of Financial Position is not material. The cost of non-direct response advertising is expensed as incurred.

    Credit Card Origination Costs

    Metris defers direct credit card origination costs associated with successful credit card solicitations that it incurs in transactions with independent third parties, and certain other costs that it incurs in connection with loan underwriting and the preparation and processing of loan documents. These deferred credit card origination costs are netted against the related credit card annual fees, if any, and amortized on a straight-line basis over the cardholder's privilege period, generally 12 months, as an adjustment to "Finance income and other revenues."

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

    Stock-Based Employee Compensation

    Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for restricted stock is recorded over the vesting period of the awards based on the fair market value of the Company's stock on the date of grant. See Note 15.

    Reclassifications

    Customer allowances, which were previously included in the Consolidated Statements of Earnings under the caption "Administrative and selling expenses," have been reclassified as a reduction of "Net sales" for all periods presented. This reclassification, which totaled $32.6 million for 1995 and $19.9 million for 1994, conforms the Company's presentation to industry practice.

    Newly Issued Pronouncements

    In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125 (FAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement is effective for all such transactions occurring after December 31, 1996, and supersedes and amends several FASB Statements, including Statement of Financial Accounting Standards No. 77 (FAS 77), "Reporting by Transferors for Transfers of Receivables with Recourse." The statement provides consistent standards for distinguishing transfers of financial assets that are sales (such as financial assets sold through a securitization) from transfers that are secured borrowings with a pledge of collateral.

    The Company has reviewed this statement and believes that it will affect the classification and valuation of certain financial assets and liabilities on its statements of financial position relating to its accounts receivable securitizations, including excess servicing assets, retained interests in receivables securitized and derivative financial instruments related to such financial assets and liabilities. However, the Company does not believe implementation will have an overall material impact on the consolidated financial statements and the Company intends to adopt this statement prospectively, in the first quarter of 1997, as no early or retroactive application is permitted.

3.  UNUSUAL ITEMS

    In the fourth quarter of 1994, the Company recorded an after-tax charge of $19.4 million, or $.39 per share, relating to the cancellation of its proposed 24-hour cable television shopping channel. The $29.9 million pre-tax charge covered the costs of closing down S The Shopping Network and substantially scaling back Infochoice, as well as provisions for corporate streamlining. The charge included $6.8 million for the cost of severance and related employee benefits to approximately 100 employees throughout all levels of the Company and $23.1 million for the write-off and disposition of assets and anticipated costs of fulfilling contractual commitments. These activities were substantially completed at December 27, 1996. A summary of the changes in the Company's reserve for unusual charges is as follows:


                                                                Administrative    Provision for
                                                     Product      and selling     uncollectible
    (In thousands of dollars)                         costs        expenses         accounts         Total
                                                    ---------   --------------    -------------    ---------
    Accrued unusual charges at December 30, 1994    $  5,253       $ 20,771         $  3,334       $ 29,358
    Reserves utilized                                 (2,226)       (16,287)            (431)       (18,944)
    Reserve adjustments                               (2,295)        (2,761)          (2,900)        (7,956)
                                                    ---------      ---------        ---------
    Accrued unusual charges at December 29, 1995         732          1,723                3          2,458
    Reserves utilized                                   (140)        (1,112)              (3)        (1,255)
    Reserve adjustments                                 (150)          (100)               -           (250)
                                                    ---------      ---------        ---------      ---------
    Accrued unusual charges at December 27, 1996    $    442       $    511         $      -       $    953
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

4.  SALE OF ACCOUNTS RECEIVABLE

    Fingerhut Master Trust
    The Fingerhut Master Trust allows Fingerhut to sell, on a continuous basis, an undivided interest in a pool of customer accounts receivables, subject to meeting certain eligibility requirements. In June 1994, the Fingerhut Master Trust issued the Series 1994-1 certificates which raised $900.0 million of proceeds. The Series 1994-1 certificates commenced controlled amortization in December 1996. In November 1994, the
    Fingerhut Master Trust issued the Series 1994-2 variable funding certificates with maximum proceeds of $490.4 million. In May 1995, the Company amended the Series 1994-2 Supplement to extend the life of the Series 1994-2 certificates with amortization periods beginning in May 1999.

    The Fingerhut Master Trust allowed Fingerhut to sell a greater percentage of its receivables than the Receivables Transfer Agreement it replaced in June 1994. The proceeds from the sale of accounts receivable were $1.280 billion and $1.254 billion at December 27, 1996 and December 29, 1995, respectively. The Company's retained interest in the Fingerhut Master Trust was approximately $171.5 million and $186.1 million as of December 27, 1996 and December 29, 1995, respectively. The retained interest is included in the Company's Consolidated Statements of Financial Position under "Customer accounts receivable, net."

    "Discount on sale of accounts receivable" is comprised of the interest, discount and administrative and other fees paid or due to the purchasers of the accounts receivable sold. The discount, determined under the Fingerhut Master Trust and the Receivables Transfer Agreement, approximates the prevailing short-term London Inter-Bank Offered Rate (LIBOR) and commercial paper rates for high grade unsecured notes, respectively, plus administrative fees. The rates (including administrative fees) applicable to receivables sold as of December 27, 1996 and December 29, 1995 were 6.0 percent and 6.3 percent, respectively.

    The Company has included in "Other accrued liabilities" the estimated expenses related to the subsequent collections of the receivables sold ($18.1 million and $19.8 million for 1996 and 1995, respectively).

    Metris Master Trust
    In May 1995, the Company established the Metris Master Trust (formerly known as the Fingerhut Financial Services Master Trust). The Metris Master Trust allows the Company to sell, on a continuous basis, an undivided interest in a pool of MasterCard receivables generated or acquired by Direct Merchants Bank. In May 1995, the Metris Master Trust issued the Series 1995-1 variable funding certificates with maximum proceeds of $512.6 million. The Series 1995-1 certificates enter into amortization periods beginning in May 1999. In September 1996, the Company amended Series 1995-1 to increase the maximum proceeds to $1.025 billion. In April 1996, the Metris Master Trust issued the Series 1996-1 certificates with a principal amount of $655.5 million, generating proceeds of $653.9 million, of which $400.0 million was used to pay down asset-backed commercial paper supported by Series 1995-1. The Series 1996-1 certificates enter into amortization periods beginning in August 1998.

    Net proceeds generated from the sale of MasterCard receivables to the Metris Master Trust were $1.397 billion at December 31, 1996 and $445.3 million at December 31, 1995, of which $17.0 million and $25.8 million, respectively, was deposited in an investor reserve account held by the trustee of the Metris Master Trust for the benefit of the Trust's certificateholders. The Company's retained interest in the Metris Master Trust was $158.4 million and $87.7 million as of December 31, 1996 and December 31, 1995, respectively. The retained interest is included in the Company's Consolidated Statements of Financial Position under "Customer accounts receivable, net."

    A credit risk exists for losses on receivables in which the certificate purchasers have an undivided interest, up to the amount of the Company's retained interest in the Fingerhut Master Trust and the Metris
    Master Trust. Any losses beyond that level are the responsibility of the certificate purchasers.

5.  CUSTOMER ACCOUNTS RECEIVABLE

    Substantially all of the Company's customer accounts receivable were generated by Fingerhut, Direct Merchants Bank and Figi's. Fingerhut uses fixed-term, fixed-payment installment plans with terms up to 36 months (excluding deferred billing periods of generally four to five months) and finance charge rates ranging from 18 percent to 25.9 percent. Direct Merchants Bank grants MasterCard revolving lines of credit which typically include an annual fee and floating rates of interest ranging from 14.7 percent to 24.9 percent. Figi's uses fixed-term, fixed-payment plans with terms up to three months (excluding deferred billing periods of up to approximately three months) with no finance charge. Customer accounts receivable are classified as current assets and include some which are due after one year, consistent with industry practice. Customer accounts receivable, net of amounts sold, consists of the following:

    (In thousands of dollars)                            1996           1995
                                                      ---------      ---------
    Customer installment receivables                  $ 560,931      $ 511,174
    Reserve for uncollectible accounts, net of
     anticipated recoveries                            (117,296)      (106,669)
    Reserve for returns and exchanges                   (13,319)       (13,442)
    Other reserves                                      (19,820)       (18,571)
                                                      ----------     ----------
        Net collectible amount                          410,496        372,492
    Unearned finance income                             (23,969)       (24,885)
                                                      ----------     ----------
        Customer installment receivables, net           386,527        347,607
                                                      ----------     ----------
    Credit card and other receivables, net              176,848        122,567
    Reserve for uncollectible accounts, net of
     anticipated recoveries                             (12,829)        (3,679)
    Other reserves                                       (3,185)        (2,319)
                                                      ----------     ----------
        Credit card and other receivables, net          160,834        116,569
                                                      ----------     ----------
    Customer accounts receivable, net                 $ 547,361      $ 464,176
                                                      ==========     ==========


    Other reserves for customer installment receivables consist primarily of allowances for anticipated adjustments of finance charges billed to customers (due to earlier than scheduled payment) and anticipated costs required to collect customer accounts.

    Credit card and other receivables, net consist primarily of credit card loans held for securitization, retained interests in securitized loans, unbilled interest and fees, and other amounts due from or to the trust as a result of securitizations. These amounts include interest-bearing deposits, which constitute amounts subject to liens by the certificate-holders of the individual securitizations under the Metris Master Trust and amounts deposited in an investor reserve account held by the trustee for the benefit of the Metris Master Trust's certificateholders. In addition, these amounts include the excess servicing asset, which represents the net gain recorded at any point in time for loans sold under the asset securitizations, net of recourse reserves for securitized loans.

    Other reserves for credit card receivables consist primarily of allowances for anticipated adjustments of finance charges billed to certain customers (due to unemployment and disability) and adjustments to principal and finance charges billed to certain customers (due to death) under a debt waiver plan offered by Direct Merchants Bank. These reserves are treated as a reduction of receivables in the Consolidated Statements of Financial Position as payments under the plan are generally used to reduce outstanding receivables. Certain reclassifications were made to the prior year credit card reserves to conform with the current year's presentation, however, these reclassifications had no effect on total reserves or receivables.

    The above reserves represent management's best estimates of the amounts not expected to be collected. A change in economic conditions could have a significant impact on the Company's target market, which consists of moderate- to middle-income consumers. As such, the reserve estimates are subject to change in the near term.

6.  PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

       (In thousands of dollars)                           1996         1995
                                                        ---------    ---------
       Land and improvements                            $   7,444    $   7,267
       Buildings and leasehold improvements               112,173       96,340
       Construction in progress                            74,828       53,679
       Machinery and equipment                            130,029      125,148
       Software                                           115,700      107,715
       Other, principally furniture and fixtures           19,988       19,377
                                                        ---------    ---------
                                                          460,162      409,526
           Less: Accumulated depreciation                (111,219)     (85,603)
                 Accumulated amortization of software     (63,761)     (44,468)
                                                        ----------   ---------
       Property and equipment, net                      $ 285,182    $ 279,455
                                                        ==========   ==========

    Software amortization expense recorded in 1996, 1995 and 1994 was $19.3 million, $16.8 million and $14.3 million, respectively.

    During 1994 through 1996, the Company capitalized $62.1 million relating to the construction of the new western distribution center. The remaining construction of this one million square-foot facility in 1997 is projected to cost approximately $1.5 million. Management intends to begin using this facility in the fourth quarter of 1997. FAS 121 requires that long-lived assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss must be recognized. Based on management's current plans and best estimates, the undiscounted expected net future cash flows of the western distribution center are greater than its carrying value. Therefore, the capitalized value of the western distribution center is not considered impaired in accordance with FAS 121.

7.  REVOLVING CREDIT FACILITY

    In September 1996, the Company restructured its bank credit facilities.
    The Company's existing revolving credit facility was amended and restated to, among other things, reduce the aggregate commitments for revolving borrowings and letters of credit from $400 million to $200 million (the "Amended Revolving Credit Facility"). The Amended Revolving Credit Facility will continue to be guaranteed by certain subsidiaries of the Company and expires in September 2001. The proceeds from borrowings under the Amended Revolving Credit Facility are to be used by the Company to provide for working capital and other general corporate purposes. At December 27, 1996, the Company had an outstanding revolving credit balance of $23.0 million. At December 29, 1995, the Company had an outstanding revolving credit balance of $115.0 million. The weighted-average interest rate on borrowings was 5.9 percent and 7.1 percent at December 27, 1996 and December 29, 1995, respectively. The outstanding portion of open letters of credit, primarily established to facilitate international merchandise purchases, was not reflected in the accompanying financial statements and aggregated $29.1 million at December 27, 1996 and $39.0 million at December 29, 1995.

    In September 1996, Metris entered into a revolving credit facility with the same group of lenders as in the Amended Revolving Credit Facility. Metris' facility (the "Metris Revolving Credit Facility") provides for aggregate commitments of $300 million and is to be used by Metris for working capital and other general corporate purposes. Metris' obligations under the Metris Revolving Credit Facility are secured by a pledge of the capital stock of all of Metris' subsidiaries except Direct Merchants Bank. In addition, the Metris Revolving Credit Facility is guaranteed by Fingerhut Companies, Inc., Fingerhut Corporation, and all other subsidiaries that guarantee the Amended Revolving Credit Facility. The Metris Revolving Credit Facility expires in September 2001. At December 31, 1996, Metris had an outstanding revolving credit balance of $50.0 million and the weighted-average interest rate on borrowings was 5.9 percent.

8.  LONG-TERM DEBT

    In September 1996, the Company closed the private placement of $125.0 million of three-year senior notes. In connection with the sale of such senior notes, the Company entered into a registration rights agreement pursuant to which it agreed to file a registration statement with the Securities and Exchange Commission with respect to an offer to exchange such privately placed senior notes for senior notes of the Company with substantially identical terms (the "Senior Notes"). In February 1997, the Company completed an exchange offer whereby substantially all of such unregistered notes were exchanged for registered notes. The amount, interest rate and maturity date of the Senior Notes are identical to the privately placed senior notes. The privately placed senior notes that were tendered in exchange for the Senior Notes have been cancelled.

    Long-term debt and related maturity dates are as follows:

        (In thousands of dollars)             Maturity date    Interest rate       1996           1995
        Privately Placed Senior Notes
           Series A                           June 1996             9.81%       $       -      $  65,000
           Series B                           December 1997        10.12%          25,000         25,000
           Series C                           August 1996           9.74%               -         20,000
           Series D                           August 1996           6.96%               -         15,000
           Series A Unsecured                 June 2002             8.92%          60,500         60,500
           Series B Unsecured                 June 2004             8.92%          14,500         14,500
           Series C Unsecured                 August 2000           6.83%          45,000         45,000

        Senior Notes                          September 1999        7.38%         125,000              -

        Other indebtedness (due in various installments through
         November 2014; interest at varying rates ranging from
         5.69% to 8.0% at December 27, 1996)                                        1,565          1,663
                                                                                ----------     ----------
                                                                                  271,565        246,663
        Current portion of long-term debt                                             (84)      (100,099)
                                                                                ----------     ----------
        Long-term debt, less current portion                                    $ 271,481      $ 146,564
                                                                                ==========     ==========

    Scheduled annual maturities due on long-term debt at December 27, 1996 were as follows:

                         (In thousands of dollars)

                         1997           $     84
                         1998           $ 25,084
                         1999           $125,067
                         2000           $ 45,057
                         2001           $     14
                         Thereafter     $ 76,259

    The Privately Placed Senior Notes contain covenants restricting the payment of dividends. The maximum amount of dividends the Company was permitted to pay at December 27, 1996 was $109.4 million.

9.  FINANCIAL INSTRUMENTS

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    This footnote discloses the fair value of all financial instruments, both assets and liabilities, recognized and not recognized, in the Consolidated Statements of Financial Position for which it is practicable to estimate fair value.

    Quoted market prices generally are not available for all of the Company's financial instruments. Accordingly, fair values are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates involve uncertainties and matters of judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

    Sale of accounts receivable
    The carrying amount of the Company's retained interest in the Fingerhut Master Trust and the Metris Master Trust approximates fair value, as it was determined that "Customer accounts receivable, net" approximates fair value.

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

    The estimated fair values of the Company's financial instruments are summarized as follows:

                                                                 1996                      1995
                                                        Carrying     Estimated     Carrying    Estimated
         (In thousands of dollars)                       amount      fair value     amount     fair value
                                                        ---------    ----------    ---------   ----------
         Cash and cash equivalents                      $  61,003    $  61,003     $  66,109   $  66,109
         Customer accounts receivable, net              $ 547,361    $ 547,361     $ 464,176   $ 464,176
         Long-term debt                                 $ 271,565    $ 278,218     $ 246,663   $ 259,373
         Interest rate swap agreements
          in a net receivable (payable) position        $       -    $   2,683     $       -   $ (10,598)
         Interest rate cap agreements                   $   7,291    $   2,899     $   6,748   $   2,848

    DERIVATIVE FINANCIAL INSTRUMENTS HELD OR ISSUED FOR PURPOSES OTHER THAN TRADING

    The Company enters into interest rate cap and swap agreements to hedge its economic exposure to fluctuating interest rates previously associated with the Receivables Transfer Agreement and currently associated with the floating rate certificates issued by the Fingerhut Master Trust and the Metris Master Trust. Any premiums paid for these agreements are amortized to "Discount on sale of accounts receivable" if related to customer installment receivables or "Finance income and other revenues" if related to credit card receivables, where the economic exposure to fluctuating interest rates exists.

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

    As a result of the issuance of the $512.6 million Metris Master Trust Series 1995-1 certificates in May 1995, the Company entered into an eight-year agreement effectively capping short-term LIBOR at 11.2 percent for the floating notional amount of the certificates. In connection with the amendment of Series 1995-1 in September 1996, two additional six and two-thirds year, 11.2 percent interest rate caps were required for up to a notional amount of $513.0 million.

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

    In connection with the issuance of the $655.5 million Metris Master Trust Series 1996-1 certificates in April 1996, the Company entered into two interest rate corridor swap agreements with total notional amounts of $605.5 million. These agreements exchange an obligation to pay fixed interest rates of approximately 6.3 percent for an obligation to pay floating LIBOR rates. These agreements expire in February 2000.

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

10. INTEREST EXPENSE

    Net interest expense was as follows:
         (In thousands of dollars)            1996          1995         1994
                                            ---------    ---------    ---------
         Interest expense                   $ 30,073     $ 27,120     $ 25,711
         Interest income                      (1,660)      (1,177)      (1,427)
                                            ---------    ---------    ---------
              Net interest expense          $ 28,413     $ 25,943     $ 24,284
                                            =========    =========    =========

    The Company paid interest of $35.0 million in 1996, $24.2 million in 1995 and $25.1 million in 1994.

11. OPERATING LEASES

    Rental expense for both cancelable and non-cancelable operating leases, (principally for office and warehouse facilities and computer equipment) for fiscal years 1996, 1995 and 1994 was $35.9 million, $38.6 million and $39.8 million, respectively. Future minimum annual rentals at December 27, 1996, under non-cancelable operating leases are as follows:

               (In thousands of dollars)

               1997                              $ 25,552
               1998                              $ 20,698
               1999                              $ 13,707
               2000                              $  3,001
               2001                              $    480
               Thereafter                        $     93

     The Company leased certain office and warehouse facilities (the "properties") from a former affiliated company. Annual rental expense for the properties in 1995 and 1994 was $1.7 million. The lessor exercised its right to require the Company to purchase the properties for approximately $14.1 million. The Company completed the purchase in January 1996.

     The Company also leased office space for one of its telemarketing centers and warehouse space from a partnership owned by various members of the immediate family of one of the Company's Directors. Rental expense for 1996, 1995 and 1994 was $.6 million, $1.9 million and $2.1 million, respectively.

12.  EMPLOYEE BENEFIT PLANS

     The Company maintains four non-contributory, defined benefit pension plans which together cover substantially all full-time non-union employees. The plans provide monthly retirement benefits to eligible participants based upon years of service and level of compensation. The Company's funding policy is to make an annual contribution equal to, or exceeding, the minimum required by the Employee Retirement Income Security Act of 1974. The actuarial present value of the benefit obligation and the funded status of the plans were as follows:

        (In thousands of dollars)                           1996        1995
                                                           -------     -------
        Actuarial present value of benefit obligations:
          Vested benefits                                  $18,932     $18,726
          Non-vested benefits                                2,097       1,676
                                                           -------     -------
            Accumulated benefit obligation                  21,029      20,402

          Effect of future compensation increases            9,437       9,289
                                                           -------     -------
            Projected benefit obligation                    30,466      29,691
        Plan assets at fair value                           24,770      19,855
                                                           -------     -------
          Unfunded projected benefit obligation              5,696       9,836

        Unrecognized prior service cost                     (1,345)       (108)
        Unrecognized net gain (loss)                         6,170        (892)
        Additional liability                                   327          32
                                                           --------    --------
          Accrued pension cost                             $10,848     $ 8,868
                                                           ========    ========

     Plan assets at December 27, 1996 and December 29, 1995 were primarily invested in an equity fund.

     The actuarial present value of the projected benefit obligations represents the present value of benefits to be paid in the future under current provisions of the plan based on accumulated service to date and assuming future annual pay increases of 5.5 percent in 1996 and 1995. Projected benefits have been discounted using rates of 7.75 percent and
     7.25 percent for 1996 and 1995, respectively. In determining pension expense, the assumed long-term rate of return on plan assets was 9.5 percent for 1996, 1995 and 1994. The Company's non-union pension plans have vesting periods of five years.

     The components of pension expense for non-union employees were as follows:

       (In thousands of dollars)                   1996       1995       1994
                                                 -------    -------    -------
       Benefit earned during the period          $ 2,942    $ 1,990    $ 2,460
       Interest accrued on projected benefit
         obligation                                2,366      1,828      1,822
       Actual return on assets                    (4,291)    (4,360)      (262)
       Deferred gain (loss)                        2,519      2,875     (1,038)
       Amortization of prior service cost             76          7          5
       Amortization of net (gain) loss                 1        (85)        44
                                                 --------   --------   --------
         Pension expense for the period          $ 3,613    $ 2,255    $ 3,031
                                                 ========   ========   ========

     Additionally, the Company participates in a multi-employer pension plan for all union employees. The plan provides monthly retirement benefits to eligible participants based upon years of service. The plan is funded with contributions made in accordance with negotiated labor contracts.
     The pension expense related to this plan for 1996, 1995 and 1994 was $.9 million, $1.5 million and $1.6 million, respectively.

     The Company also has several defined contribution plans (some of which have, or are limited to, 401(k) provisions), which together cover substantially all non-union employees. Employer contributions to the plans are discretionary and are determined by the board of directors for each of the individual companies. The maximum contribution allowed is 15 percent of each participant's eligible compensation. The cost to the Company of these plans was $10.8 million, $11.7 million and $11.2 million for 1996, 1995 and 1994, respectively.

     In 1994, the Company adopted Statement of Financial Accounting Standards No. 112 ("FAS 112"), "Employers' Accounting for Postemployment Benefits." The impact of FAS 112 was not significant to the Company's financial statements.

13.  INCOME TAXES

     The provision for income taxes consisted of the following:

        (In thousands of dollars)               1996        1995        1994
        Currently payable:                    --------    --------    --------
           Federal                            $ 65,682    $ 36,072    $ 62,645
           State                                 2,537       1,750       1,139
        Deferred                               (44,367)    (12,374)    (38,783)
                                              ---------   ---------   ---------
           Provision for income taxes         $ 23,852    $ 25,448    $ 25,001
                                              =========   =========   =========

     The Company's effective income tax rate differed from the U.S. federal statutory rate as follows:

                                                        1996     1995     1994
                                                        -----    -----    -----
        U.S. federal statutory rate                     35.0%    35.0%    35.0%
        State income taxes, net of federal tax benefit   2.0      1.4       .7
        Merchandise donations                           (1.5)    (3.1)    (2.6)
        Other, net                                       1.2        -      2.1
                                                       ------   ------   ------
          Effective income tax rate                     36.7%    33.3%    35.2%
                                                       ======   ======   ======

     The "Other, net" tax rate in 1996, 1995 and 1994 was composed of miscellaneous items, none of which were individually significant.


     The current and long-term deferred income tax assets and liabilities included in the Consolidated Statements of Financial Position as of December 27, 1996 and December 29, 1995 were composed of the following:

     (In thousands of dollars)                            1996         1995

     Current and long-term deferred income tax assets resulting from future deductible temporary differences are:

        Accounts receivable reserves                    $  234,566   $  202,706
        Yield reserve                                       14,557       12,493
        Inventory obsolescence reserves                      6,635        4,611
        Other                                               18,366       21,004
                                                        ----------   ----------
            Total deferred income tax assets            $  274,124   $  240,814
                                                        ==========   ==========

     Current and long-term deferred income tax liabilities resulting from future taxable temporary differences are:

        Accelerated depreciation and amortization       $  (24,125)  $ (26,475)
        Deferred finance income                            (97,284)    (97,438)
        Deferred advertising                                (6,140)     (8,421)
        Other                                               (1,440)       (541)
                                                        -----------  ----------
            Total deferred income tax liabilities       $ (128,989) $ (132,875)
                                                        =========== ===========


     Management believes the Company's prior operating earnings will allow for full utilization of the deferred tax assets included in its consolidated financial statements.

     The Company paid income taxes (net of refunds) of $42.7 million, $37.1 million and $47.3 million during 1996, 1995 and 1994, respectively.

14.  RELATED PARTY TRANSACTIONS

     Related party transactions, detailed by subject and Note reference, are as follows:

           Operating leases                                      Note 11
           Stockholders' equity                                  Note 15


15.  STOCKHOLDERS' EQUITY

     The Company currently has 100,000,000 authorized shares of $.01 par value common stock of which 46,154,880 and 45,949,722 were issued and outstanding as of December 27, 1996 and December 29, 1995, respectively. The Company is authorized to issue 5,000,000 shares of $.01 par value preferred stock, none of which have been issued.

     During 1994, the Company's Board of Directors authorized the repurchase of up to 2.5 million shares of the Company's common stock that may be made from time to time at prevailing prices in the open market or by block purchase and may be discontinued at any time. The purchases will be made within certain restrictions relating to volume, price and timing in order to minimize the impact of the purchase on the market for the Company's stock. During 1994 through 1996, the Company repurchased 1,380,300 shares of its common stock at prevailing market prices for an aggregate of $21.5 million.

     Effective July 1, 1994, the Company made available to certain employees the Fingerhut 1994 Employee Stock Purchase Plan under which eligible employees have the opportunity to purchase Company common stock at a discounted market value determined on the first or last business day of the calendar quarter, whichever is lower. A maximum of 750,000 shares are authorized, of which 500,000 shares are subject to shareholder approval. During 1996, 100,141 shares were issued at an average price of $11.59 per share. During 1995, 119,568 shares were issued at an average price of $12.19 per share.


     The Fingerhut Companies, Inc. Stock Option Plan provides certain management of the Company with options to purchase up to 7,768,000 shares of common stock of which 130,925 were available for grant at December 27, 1996. The options are granted at the fair market value on the date of grant. The options become exercisable in five equal annual installments beginning on the first anniversary of the date of grant. Unexercised options will be canceled 10 years and one month after the date of grant.

     The Fingerhut Companies, Inc. 1995 Long-Term Incentive and Stock Option Plan provides for the granting of 2,250,000 stock options (either incentive stock options or non-qualified stock options), stock appreciation rights or restricted stock to officers and other employees. At December 27, 1996, 143,716 shares were available for grant. The Compensation Committee of the Board has the authority to determine the exercise prices, vesting dates, expiration dates and other material conditions upon which options or awards may be exercised, except that the option price of incentive stock options may not be less than 100 percent of the fair market value of the common stock on the date of grant, and not less than 110 percent of the fair market value in the case of an incentive stock option granted to any employee owning more than 10 percent of the Company's common stock (a "Ten Percent Employee"), and the term of non-qualified stock options may not exceed 15 years from the date of grant (not more than 10 years for incentive stock options and five years for incentive stock options granted to a Ten Percent Employee). During 1996 and 1995, the Compensation Committee granted a total of 687,973 and 1,401,800 non-qualified options, respectively, substantially all of which become exercisable in three equal annual installments beginning on the first anniversary of the date of grant and will be canceled 10 years after the date of grant. In 1996, 353,917 shares of restricted stock were issued. The grant date fair value of each of these awards was $13.50. Twenty-five percent of the shares vested on March 31, 1996 and, subject to continued employment, 25 percent vests on March 31, 1997 with the remaining 50 percent vesting on August 31, 1998. The unearned portion of the awards is being amortized as compensation expense on a straight-line basis over the related vesting period. Compensation expense related to the restricted stock awards totaled $3.6 million for the year ended December 27, 1996, which included tax assistance payments made by the Company with respect to the first 25 percent of the awards that vested.

     The Fingerhut Companies, Inc. Performance Enhancement Investment Plan ("PEIP Plan") provided certain management of the Company with the right to purchase options to acquire up to 3,000,000 shares of common stock. Under the PEIP Plan, management was offered the opportunity to purchase option units, each consisting of four options to purchase common stock, with exercise prices of 110 percent, 120 percent, 130 percent and 140 percent, respectively, of the fair market value at the time of grant. The options were offered at prices determined by the Company on the grant date.
     During 1995, the Company discontinued the PEIP Plan and cancelled the remaining ungranted shares. During 1996 and 1995, the Company repurchased 251,000 and 1,724,956 options, respectively, granted under the PEIP Plan at or below the original purchase price paid by the option holders, and the repurchase had no impact on the Company's net earnings. As of December 27, 1996, 91,244 options remained outstanding and will be repurchased, if unexercised, at an amount equal to or less than the purchase price on the earlier of the optionee's termination of employment or the seventh anniversary of the grant date. The remaining obligation to repurchase outstanding options has been accrued and is included in "Accrued payroll and employee benefits" in the Consolidated Statements of Financial Position.

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


     The Company granted an executive a tandem option for either (a) 55,000 shares of the Company's common stock at an exercise price of $15.00 per share or (b) a 3.3 percent equity interest in the Financial Services Segment ("Metris") (see Note 19) at an exercise price equal to two times the fair value of that interest at March 1994, adjusted for additional capital contributions to Metris since the initial value date. In connection with Metris' initial public offering, Metris assumed the Company's obligation with respect to the Financial Services Segment equity interest and provided the executive an option to purchase Metris common stock, which vests over five years beginning March 1994. The exercise of either option terminates the other option.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized with respect to the Company's stock option grants or the Employee Stock Purchase Plan. Had compensation cost for these plans been determined based on the fair value methodology prescribed by FAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

     (In thousands of dollars, except per share data)    1996          1995
     Net earnings - as reported                        $ 40,159      $ 50,858
     Net earnings - pro forma                          $ 37,549      $ 49,717
     Earnings per share - as reported                  $    .83      $   1.05
     Earnings per share - pro forma                    $    .77      $   1.03

     The above pro forma amounts may not be representative of the effects on reported net earnings for future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995:

                                                         1996          1995
     Dividend yield                                         1.1%          1.1%
     Expected volatility                                  44.32%        43.42%
     Risk-free interest rate                               6.65%         6.16%
     Expected lives                                   7.38 years    7.38 years

     Information regarding the Company's stock option plans for 1996, 1995 and 1994 is as follows:
                                  1996                  1995             1994
                                      Weighted-             Weighted-
                                      Average               Average
                                      Exercise              Exercise
                            Shares      Price     Shares      Price   Shares
     Options outstanding,
      beginning of year    6,833,547  $  9.88   7,943,878   $ 13.08  8,334,778
     Options exercised      (109,900) $  6.55    (471,599)  $  7.16   (211,025)
     Options granted         968,973  $ 13.44   1,474,800   $ 15.13    484,500
     Options canceled/
      forfeited             (667,735) $ 18.86  (2,113,532)  $ 26.20   (664,375)
                           ----------          -----------           ----------
     Options outstanding,
      end of year          7,024,885  $  9.57   6,833,547   $  9.88  7,943,878
                           ========== ======== ===========  ======== ==========

     Weighted-average fair
      value of options,
      granted during the year         $  7.28               $  8.09

     Weighted-average exercise
      price of options, exercisable
      at end of year                  $  7.98               $  7.87


     The following table summarizes information about stock options outstanding at December 27, 1996:
                                     Options Outstanding    Options Exercisable
                                    Weighted-
                                    Average      Weighted-            Weighted-
                         Number     Remaining     Average    Number    Average
     Range of          Outstanding  Contractual  Exercise  Exercisable Exercise
     Exercise Prices   at 12/27/96     Life       Price    at 12/27/96   Price
     $ 5.455             3,754,996  3.0 Years    $ 5.455    3,754,996   $ 5.455
     $ 6.750 to $10.875    314,075  3.3 Years    $ 8.659      314,075   $ 8.659
     $11.250 to $14.813  1,202,422  8.8 Years    $13.461      226,197   $13.504
     $15.000             1,540,648  6.6 Years    $15.000      907,063   $15.000
     $15.063 to $19.938     86,125  6.2 Years    $18.070       40,440   $17.958
     $21.140 to $35.690    126,619  5.5 Years    $24.816       73,004   $24.919
                         ---------                          ---------
     $ 5.455 to $35.690  7,024,885                          5,315,775
                         =========                          =========
16.  OTHER DISCLOSURES

     Administrative and selling expenses included promotional material and advertising expenses of $413.1 million, $488.6 million and $434.2 million for 1996, 1995 and 1994, respectively.

     Amortization expense relating to the excess of cost over fair value of net assets acquired was $1.4 million for 1996 and $1.3 million for 1995 and 1994. Accumulated amortization was $10.5 million and $9.1 million at December 27, 1996 and December 29, 1995, respectively.

     Amortization expense relating to customer lists was $1.4 million for 1996, 1995 and 1994. Accumulated amortization was $11.2 million and $9.8 million at December 27, 1996 and December 29, 1995, respectively.

17.  SALE OF STOCK BY SUBSIDIARY

     In October 1996, Metris, a then wholly owned subsidiary, completed an initial public offering of 3,258,333 of its common shares at $16 a share. The transaction reduced the Company's ownership interest to approximately 83 percent. Metris realized net cash proceeds of approximately $47.4 million from the sale of shares, after underwriting discounts and commissions and expenses of the offering. The sale resulted in an increase of approximately $24.9 million in the Company's proportionate share of Metris' equity, which is included in "Additional paid-in capital" in the Company's 1996 Consolidated Statement of Financial Position.

18.  CONTINGENCIES

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

     At December 31, 1996, Metris had unused credit line commitments on open credit card accounts of $1.2 billion. The Company does not anticipate that all of its customers will exercise this entire available credit at any one time. Commitments on credit card lines are cancelable at any time.

19.  SEGMENT OF BUSINESS REPORTING

     The operations of the Company are divided into the following business segments for financial reporting purposes:

     Direct-to-the-Consumer Marketing: Sells a broad range of products and services directly to consumers via catalogs, television and other media.

     Financial Services (Metris Companies Inc.): Metris is an information-based direct marketer of consumer credit products, extended service plans and fee-based products and services to moderate income consumers. Currently, the segment operates three core business lines: (1) consumer credit products, which presently consist of credit card lending through various MasterCard credit card products issued by Direct Merchants Bank,
     (2) sales of extended service plans to the Company's customers, and (3) fee-based products and services, which presently include debt waiver programs, card registration, third-party insurance and membership clubs.

     Revenues, earnings before income taxes, identifiable assets, capital expenditures and depreciation and amortization pertaining to the business segments in which the Company operates are presented below:

     (In thousands of dollars)             1996         1995         1994
     Revenues
      Direct-to-the-Consumer Marketing  $1,879,493   $2,027,283   $1,898,795
      Metris                               155,434       58,212       14,725
                                        ----------   ----------   ----------
                                        $2,034,927   $2,085,495   $1,913,520
                                        ==========   ==========   ==========
     Earnings before income taxes
      Direct-to-the-Consumer Marketing  $   32,445   $   68,857   $   67,423
      Metris                                32,546        7,449        3,503
                                        ----------   ----------   ----------
                                        $   64,991   $   76,306   $   70,926
                                        ==========   ==========   ==========
     Identifiable assets
      Direct-to-the-Consumer Marketing  $1,100,382   $1,109,135   $1,088,077
      Metris                               251,667      171,942        9,856
                                        ----------   ----------   ----------
                                        $1,352,049   $1,281,077   $1,097,933
                                        ==========   ==========   ==========
     Capital expenditures
      Direct-to-the-Consumer Marketing  $   47,742   $   93,089   $   69,339
      Metris                                 4,113        1,353          239
                                        ----------   ----------   ----------
                                        $   51,855   $   94,442   $   69,578
                                        ==========   ==========   ==========
     Depreciation and amortization
      Direct-to-the-Consumer Marketing  $   54,960   $   46,976   $   37,667
      Metris                                   426          127           26
                                        ----------   ----------   ----------
                                        $   55,386   $   47,103   $   37,693
                                        ==========   ==========   ==========

20.  SUBSEQUENT EVENTS

     On January 23, 1997, the Company declared a cash dividend of $.04 per share, or an aggregate of $1.8 million, payable on February 20, 1997 to shareholders of record as of the close of business on February 10, 1997.

     In January 1997, the Fingerhut Master Trust issued Series 1997-1 variable funding certificates with maximum proceeds of $417.6 million. The Series 1997-1 certificates enter into amortization periods beginning in May 1998.

     In February 1997, the Company completed an exchange offer whereby substantially all of the $125.0 million of privately placed notes, which were issued in September 1996, were exchanged for registered notes.



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

The Company's consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Their audit was conducted in accordance with generally accepted auditing standards. As part of their audit of the Company's 1996 consolidated financial statements, our independent accountants considered the Company's internal controls to the extent they deemed necessary to determine the nature, timing and extent of their audit tests.

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


Theodore Deikel
Chairman of the Board,
Chief Executive Officer and President


Peter G. Michielutti
Senior Vice President and
Chief Financial Officer




                      INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Fingerhut Companies, Inc.:

We have audited the accompanying consolidated statements of financial position of Fingerhut Companies, Inc. and Subsidiaries (the "Company") as of December 27, 1996 and December 29, 1995 and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the fiscal years in the three-year period ended December 27, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fingerhut Companies, Inc. and Subsidiaries as of December 27, 1996 and December 29, 1995, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 27, 1996 in conformity with generally accepted accounting principles.



                                         /KPMG Peat Marwick LLP/
Minneapolis, Minnesota
January 22, 1997





     Quarterly Financial -- Fiscal Year Summaries

        (In thousands of dollars,                                  1996
        except per share data)       First         Second         Third          Fourth         Total
        Revenues                  $  402,941     $  440,043     $  441,877     $  742,495     $2,027,356
        Gross margin (a)          $  160,192     $  168,364     $  170,769     $  323,121     $  822,446
        Net (loss) earnings       $   (2,051)    $    2,145     $    8,565     $   31,500     $   40,159
        (Loss) earnings per share $     (.04)    $      .04     $      .18     $      .65     $      .83

                                                                   1995
                                     First         Second         Third          Fourth         Total
        Revenues                  $  402,869     $  464,587     $  469,532     $  740,356     $2,077,344
        Gross margin (a)          $  180,695     $  196,296     $  194,365     $  329,635     $  900,991
        Net earnings (b)          $    6,184     $    5,794     $    8,553     $   30,327     $   50,858
        Earnings per share        $      .13     $      .12     $      .18     $      .63     $     1.05

     (a) Gross margin is equal to net sales less product cost.
     (b) Net earnings during 1995 included reserve adjustments for unusual items of $4.5 million, $1.0 million and $2.5 million for the first, third and fourth quarters, respectively.

     Stock Data

     The Company's common stock is traded under the symbol "FHT" on the New York Stock Exchange. As of February 28, 1997, there were 685 holders of record of the Company's common stock.


                                                     1996
                                First    Second     Third    Fourth     Year
        Common stock price:
           High               $ 15-1/8  $ 17-1/8  $     16  $ 14-7/8  $ 17-1/8
           Low                $ 12-1/8  $ 12-3/8  $ 12-3/4  $ 11-1/4  $ 11-1/4

        Dividends paid        $    .04  $    .04  $    .04  $    .04  $    .16

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



Schedule II

Fingerhut Companies, Inc. and Subsidiaries
Valuation and Qualifying Accounts
For the Years Ended December 27, 1996, December 29, 1995
     and December 30, 1994
(In thousands of dollars)
                                  Additions
                                  charged to
                    Balance at      cost,                      Balance at
                    beginning      expenses,                      end
  Description       of period      revenues     Deductions      of period
--------------      ----------    ----------    ----------     ----------
Accounts receivable
   reserves:
      1996           $144,680      $845,595     $823,826 (a)    $166,449

      1995           $113,383      $851,229     $819,932 (a)    $144,680

      1994           $112,533      $749,900     $749,050 (a)    $113,383


Inventory reserves:

      1996           $ 12,303      $ 28,175     $ 21,858 (b)    $ 18,620

      1995           $ 18,102      $ 22,756     $ 28,555 (b)    $ 12,303

      1994           $ 19,328      $ 27,913     $ 29,139 (b)    $ 18,102


(a) Primarily represents reductions in the reserves for actual returns and exchanges, allowances, uncollectible amounts (net of recoveries) and collection costs. And also, includes the reserves related to the accounts receivable sold under the Fingerhut Master Trust, the Metris Master Trust, and the Receivables Transfer Agreement.

(b) Primarily represents inventory sold to liquidators and returned to vendors.

Independent Auditors' Report

The Board of Directors and Stockholders
Fingerhut Companies, Inc.:

Under date of January 22, 1997, we reported on the consolidated statements of financial position of Fingerhut Companies, Inc. and subsidiaries as of December 27, 1996 and December 29, 1995, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 27, 1996, as contained in the 1996 annual report to stockholders. These consolidated financial statements and our report thereon are incorporated by reference in the annual report on Form 10-K for the year 1996. In connection with our audits of the aforementioned consolidated financial statements, we have also audited the related financial statement schedule as listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statements schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/KPMG Peat Marwick LLP/
Minneapolis, Minnesota
January 22, 1997