Form 10-K, Exhibit 13
period 1997-12-31
FINGERHUT COMPANIES INC
filed 1998-03-25
CIK 740126

Exhibit 13

                    FINGERHUT COMPANIES, INC.
    FIVE-YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA



For the Fiscal Year Ended   December 26,  December 27, December 29,  December 30,  December 31,
(In  thousands, except          1997          1996         1995          1994          1993(e)
per share data)
Earnings data:
  Revenues (a)               $1,798,617    $1,762,865   $1,814,853    $1,699,772    $1,652,244
  Earnings before income
   taxes and minority           120,871        64,991      76,306         70,926       111,879
   interest (b)
  Net earnings                   69,329        40,159      50,858         45,925        75,328
Net earnings as a                  3.9%          2.3%        2.8%           2.7%          4.6%
percent of revenues
Per Share:
  Earnings:
    Basic (c)                    $ 1.50         $ .87      $ 1.11         $  .99         $1.64
    Diluted (d)                  $ 1.40         $ .83      $ 1.05         $  .91         $1.50

  Dividends declared             $  .16         $ .16      $  .16         $  .16         $ .16

At Fiscal Year-End
(In thousands)
Financial position data:
  Total assets               $1,751,756    $1,389,698  $1,281,077    $1,097,933       $988,302
  Total current debt           $144,084       $73,084    $215,099        $  336          $ 313
  Long-term debt and
   capitalized leases,
   less current portion        $345,187      $271,481    $146,564      $246,516       $246,852
  Total stockholders' equity   $669,985      $605,401    $547,490      $500,950       $472,389

(a)Prior year revenues were restated to reflect the reclassification of "Discount on sale of accounts receivable," the "Provision for uncollectible accounts," and "Administrative and selling expenses" (collection costs) associated with the receivables sold to "Finance income and other securitization income, net." These amounts totaled $264.5 million, $262.5 million, $214.7 million, and $140.4 million for the fiscal years ended December 27, 1996; December 29, 1995; December 30, 1994; and December 31, 1993, respectively.

(b)1994 earnings before income taxes and minority interest included a $29.9 million charge ($19.4 million after tax) relating to unusual items. 1995 earnings before income taxes and minority interest included an $8.0 million adjustment ($5.3 million after tax) to these unusual items.

(c)Based on a weighted average of 46,166,842; 46,210,151; 45,834,575; 46,237,706; and 46,019,158 shares of common stock for the fiscal years ended December 26, 1997; December 27, 1996; December 29, 1995; December 30, 1994; and December 31, 1993, respectively.

(d)Based on a weighted average of 49,377,695; 48,628,308; 48,478,971; 50,270,419; and 50,101,739 shares of common stock and common stock equivalents for the fiscal years ended December 26, 1997; December 27, 1996; December 29, 1995; December 30, 1994; and December 31, 1993, respectively.

(e)In 1993, the Company sold certain assets of COMB Corporation and FDC, Inc., a subsidiary of Figi's, Inc.

                    Fingerhut Companies, Inc.

              MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF RESULTS OF OPERATIONS & FINANCIAL CONDITION


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

1997 COMPARED WITH 1996

The Company reported revenues of $1.799 billion in 1997 compared to $1.763 billion in 1996. 1997 revenues were positively impacted by a significant increase in finance income and other securitization income, net, due to the continued strong performance of Metris Companies Inc. ("Metris"). Revenues also reflected a decrease in net sales in the Retail Segment as a result of the Company's strategy to reduce credit risk and optimize long term customer profitability.

RETAIL SEGMENT

Highlights of Operations --          For the Fiscal Year Ended
Managed Basis (a):
(In thousands)                          1997            1996

Net sales                          $1,530,228     $1,638,363
Finance income and other revenue      232,181        241,130
Product cost                          738,740        827,086
Administrative and selling            610,022        633,448
expenses
Provision for uncollectible           259,981        283,762
accounts
Discount on sale of accounts           66,732         77,447
receivable
Interest expense, net                  27,946         25,305
Provision for income taxes             21,267         11,322
Net earnings                          $37,721        $21,123

(a)  Presented in a format consistent with prior periods.


Highlights of Operations -- Owned    For the Fiscal Year Ended
Basis (b):
(In thousands)                          1997            1996

Net sales                            $1,530,228     $1,638,363
Finance income and other               (10,877)        (23,361)
securitization expense, net
Product cost                            738,740        827,086
Administrative and selling              596,084        618,082
expenses
Provision for uncollectible              97,593        112,084
accounts
Interest expense, net                    27,946         25,305
Provision for income taxes               21,267         11,322
Net earnings                            $37,721        $21,123

(b)During 1997, the "Discount on sale of accounts receivable," the "Provision for uncollectible accounts" and "Administrative and selling expenses" (collection costs) associated with the receivables sold were reclassified to "Finance income and other securitization expense, net." This reclassification results in the financial statements being presented on an "owned" versus "managed" basis. All prior period financial information was restated to conform with the current period's presentation. The reclassifications had no effect on net earnings.

Net sales in 1997 were $1.530 billion compared to net sales of $1.638 billion in 1996, a decrease of 7 percent. Fingerhut Corporation ("Fingerhut"), the Company's core business in this segment, generated net sales of $1.420 billion in 1997 compared to $1.538 billion in 1996, a decrease of 8 percent. Net sales from Fingerhut's new customer acquisition programs decreased 13 percent in 1997 to $231 million, due to a 20 percent reduction in mailings, partially offset by a 10 percent improvement in sales per mailing. New customer acquisition mailings were lower due to segmentation actions designed to optimize long term customer profitability and reduce cost per new customer. Net sales from Fingerhut's existing customer list declined 7 percent to $1.190 billion, due to a 7 percent reduction in sales per mailing. Credit actions taken to reduce the number of orders from high risk customer segments, the UPS strike in August 1997, and subsequent postal service delays throughout the fourth quarter, were the primary reasons for the lower sales per mailing. Net sales from Figi's Inc. ("Figi's") increased 5 percent in 1997 to $98 million compared to $93 million in 1996 primarily due to an
increase in mailings.   Net sales from Infochoice USA, Inc.
("Infochoice") were $2 million in 1997, compared with $2 million in 1996.

Finance income and other securitization expense, net, was an expense of $10.9 million for the year compared to an expense of $23.4 million in 1996. The reduction in expense was primarily due to a lower provision for uncollectible accounts relating to receivables sold.

Product cost for the year was $738.7 million, or 48.3 percent of net sales, compared to $827.1 million, or 50.5 percent of net sales, during the prior year. The decrease as a percent of net sales was the result of negotiated cost reductions, partially driven by favorable currency changes, a change in the sales mix to more high-margin products, lower product obsolescence expense and favorable refurbishing costs.

Administrative and selling expenses in 1997 were $596.1 million, or 39.0 percent of net sales, compared to $618.1 million, or 37.7 percent of net sales, in the prior year. Lower paper prices, reduced mailings and tighter cost controls resulted in expense levels below the prior year. The increase as a percent of net sales was due to lower sales per mailing.

The provision for uncollectible accounts on a managed basis in 1997 was $260.0 million, or 17.0 percent of net sales, compared with $283.8 million, or 17.3 percent of net sales, for the prior year. Balances 29 days or more delinquent as a percent of managed receivables were 22.2 percent, down from 22.9 percent at the end of 1996.

The effective consolidated tax rate, which includes both the Retail Segment and Metris, was 37.3 percent in 1997 compared with
36.7 percent in the prior year. The increase in the effective tax rate was due primarily to additional state income taxes.

The Retail Segment generated net earnings of $37.7 million, or $.76 per share, compared with $21.1 million, or $.44 per share, for 1996, an increase of 79 percent.

FINANCIAL SERVICES SEGMENT (METRIS)

Highlights of Operations --          For the Year Ended Dec. 31,
Managed Basis:
(In thousands)                          1997            1996

Net interest income                   $306,361       $143,491
Provision for loan losses              319,299        136,305
Other operating income                 212,869        126,647
Other operating expense                138,048        101,287
Provision for income taxes              23,825         12,530
Minority interest                        6,450            980
Net earnings                           $31,608        $19,036

Total accounts                           2,293          1,418
Average managed loans               $2,294,893     $1,018,856
Net charge-off ratio                     8.3 %          6.2 %
Delinquency ratio                        6.6 %          5.5 %

Metris contributed net earnings for the year ended December 31, 1997, of $31.6 million, or $.64 per share, up from $19.0 million, or $.39 per share for 1996. The 66 percent increase in net earnings is the result of an increase in net interest income and other operating income partially offset by increases in the provision for loan losses and other operating expenses. These increases are largely attributable to the 125 percent growth in average managed loans from $1.0 billion at December 31, 1996 to $2.3 billion at December 31, 1997.

The provision for loan losses on a managed basis was $319.3 million in 1997, compared to $136.3 million in 1996. The increase primarily reflects higher credit card loan balances as well as an increase in net charge-offs. The managed net charge-off rate was 8.3 percent for 1997, compared to 6.2 percent in 1996.

Other operating income on a managed basis increased $86.2 million to $212.9 million, primarily due to credit card fees, interchange and other credit card income, which increased to $153.6 million for 1997, up 74 percent over $88.3 million for 1996. In addition, fee-based product revenues increased 86 percent to $55.5 million for 1997, up from $29.9 million for 1996. These increases were primarily due to the growth in total accounts and outstanding receivables in the managed credit card loan portfolio.

Other operating expenses increased to $138.0 million in 1997, compared to $101.3 million in 1996. The increase in operating expenses is primarily due to expansion in infrastructure to support future growth. Metris' managed operating efficiency ratio improved to 26.6 percent in 1997 from 37.5 percent in 1996.

1996 COMPARED WITH 1995

The Company reported revenues of $1.763 billion in 1996. Revenues reflected a decrease in net sales as a result of the Company's strategy to reduce mailings and improve advertising productivity. As a result of this initiative, sales per mailing with respect to Fingerhut Corporation's existing customer list increased 14 percent over 1995. 1996 revenues were positively impacted by a significant increase in finance income and other revenues due to the continued strong performance of Metris.

RETAIL SEGMENT

Highlights of Operations --          For the Fiscal Year Ended
Managed Basis (a):
(In thousands)                           1996            1995

Net sales                            $1,638,363      $1,782,282
Finance income and other revenue        241,130         245,001
Product cost                            827,086         890,737
Administrative and selling              633,448         687,789
expenses
Provision for uncollectible             283,762         272,295
accounts
Discount on sale of accounts             77,447          82,392
receivable
Interest expense, net                    25,305          25,213
Provision for income taxes               11,322          22,580
Net earnings                            $21,123         $46,277

(a) Presented in a format consistent with prior periods.

Highlights of Operations -- Owned    For the Fiscal Year Ended
Basis (b):
(In thousands)                           1996            1995

Net sales                            $1,638,363      $1,782,282
Finance income and other                (23,361)        (17,490)
securitization expense, net
Product cost                            827,086         890,737
Administrative and selling              618,082         673,456
expenses
Provision for uncollectible             112,084         106,529
accounts
Interest expense, net                    25,305          25,213
Provision for income taxes               11,322          22,580
Net earnings                            $21,123         $46,277

(b)During 1997, the "Discount on sale of accounts receivable," the "Provision for uncollectible accounts" and "Administrative and selling expenses" (collection costs) associated with the receivables sold, were reclassified to "Finance income and other securitization expense, net." This reclassification results in the financial statements being presented on an "owned" versus "managed" basis. All prior period financial information was restated to conform with the current period's presentation. The reclassifications had no effect on net earnings.


Net sales in 1996 were $1.638 billion compared to net sales of $1.782 billion in 1995, a decrease of 8 percent. Fingerhut generated net sales of $1.538 billion in 1996 compared to $1.639 billion in 1995, a decrease of 6 percent. Net sales from Fingerhut's new customer acquisition programs decreased 5 percent in 1996 to $264 million. Net sales from Fingerhut's existing customer list declined 6 percent to $1.274 billion. Both decreases were primarily due to planned reductions in mailings, partially offset by higher average order sizes and higher sales per mailing. Net sales from Figi's Inc. increased 13 percent in 1996 to $93 million compared to $82 million in 1995 due to an increase in mailings coupled with a higher average order size. Net sales from Infochoice USA, Inc. were $2 million in 1996 compared to $57 million for 1995. Infochoice owns 50 percent of USA Direct/Guthy Renker, Inc. ("USA Direct"), which had 1996 net sales of $10 million. Montgomery Ward Direct L.P. ("MWD"), a former 50 percent owned affiliate, had net sales of $31 million for 1996 compared to $165 million for 1995. Because USA Direct and MWD are both accounted for under the equity method, their sales are not included as revenues in the Company's consolidated financial statements. In June 1996, the Company reached an agreement with Montgomery Ward & Co., Incorporated to withdraw as a partner in the MWD joint venture. This transaction did not have a material impact on the Company's consolidated financial statements.

Finance income and other securitization expense, net, for the year was an expense of $23.4 million compared to $17.5 million in 1995. The increase in expense was primarily due to a higher provision for uncollectible accounts relating to receivables sold, partially offset by the favorable effect of lengthened payment plans.

Product cost for the year was $827.1 million, or 50.5 percent of net sales, compared to $890.7 million, or 50.0 percent of net sales, during the prior year. The increase as a percent of net sales was primarily due to margin reductions in the core catalog business as a result of the full year impact of the price value strategy implemented in mid-1995.

Administrative and selling expenses in 1996 were $618.1 million, or 37.7 percent of net sales, compared to $673.5 million, or 37.8 percent of net sales, in the prior year. Higher sales per mailing, coupled with Fingerhut's cost-reduction programs, offset the impact of higher paper and depreciation costs as well as the start-up of two phone centers in Tampa, Florida.

The provision for uncollectible accounts in 1996 on a managed basis was $283.8 million, or 17.3 percent of net sales, compared with $272.3 million, or 15.3 percent of net sales, for the prior year. Fingerhut experienced a 1996 deterioration in credit performance relating to sales booked in the fourth quarter of 1995. This deterioration was driven by a significant increase in bankruptcies. The increase as a percent of net sales was also due to the higher ongoing delinquency levels Fingerhut experienced as a result of a systems error reported in the third quarter. Fingerhut implemented corrective measures to mitigate the risk of credit losses, including tighter credit screens as well as accelerated collection programs.

The effective consolidated tax rate, which includes both the Retail Segment and Metris, was 36.7 percent in 1996 compared with
33.3 percent in the prior year. The increase in the effective tax rate was due primarily to a decrease in merchandise donations as well as additional state income taxes. In addition, the 1995 effective tax rate included a benefit for prior years' net favorable resolution of an Internal Revenue Service examination.

As a result of the items discussed above, the Retail Segment generated net earnings of $21.1 million, or $.44 per share, compared with $46.3 million, or $.96 per share, for 1995.

FINANCIAL SERVICES SEGMENT (METRIS)

Highlights of Operations --          For the Year Ended Dec. 31,
Managed Basis:
(In thousands)                          1996            1995

Net interest income                   $143,491        $26,354
Provision for loan losses              136,305         26,234
Other operating income                 126,647         52,969
Other operating expense                101,287         45,640
Provision for income taxes              12,530          2,868
Minority interest                          980              -
Net earnings                           $19,036        $ 4,581


Total accounts                           1,418            703
Average managed loans               $1,018,856       $183,274
Net charge-off ratio                      6.2%           2.2%
Delinquency ratio                         5.5%           4.0%

Metris reported net earnings for the year ended December 31, 1996, of $19.0 million, or $.39 per share, up from $4.6 million, or $.09 per share for 1995. The 316 percent increase in net earnings was the result of an increase in net interest income and other operating income partially offset by increases in the provision for loan losses and other operating expenses. These increases are largely attributable to the growth in average managed loans from $183 million at December 31, 1995 to $1 billion at December 31, 1996, an increase of 456 percent.

The provision for loan losses on a managed basis was $136.3 million in 1996, compared to $26.2 million in 1995. The increase primarily reflects an increase in credit card loans as well as an increase in net charge-offs consistent with the continued seasoning of the portfolio and industry trends. The managed net charge-off rate was 6.2 percent for 1996, compared to 2.2 percent in 1995.

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

Other operating expenses increased to $101.3 million in 1996, compared to $45.6 million in 1995. However, Metris' managed operating efficiency ratio improved to 37.5 percent in 1996 from
57.5 percent in 1995. The increase in operating expenses is primarily due to expansion in the infrastructure to support the growth of all three Metris businesses: consumer credit products, extended service plans, and fee-based products and services.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

The Company funds its operations through internally generated funds, the sale of accounts receivable pursuant to the Fingerhut Master Trust and the Metris Master Trust, third party bank conduits, borrowings under the Company's Amended and Restated Revolving Credit Facility and Metris' Revolving Credit Facility (the "Revolving Credit Facilities") and the issuance of long-term debt and common stock.

The proceeds from the sale of Fingerhut accounts receivable were $1.205 billion and $1.280 billion at December 26, 1997 and December 27, 1996, respectively. Net proceeds received from the sale of Metris credit card receivables were $3.057 billion at December 31, 1997 and $1.397 billion at December 31, 1996, of which $29.3 million and $17.0 million, respectively, was deposited in investor reserve accounts held by the trustee of the Metris Master Trust for the benefit of the Metris Master Trust's certificateholders.

In December 1996, the Fingerhut Master Trust Series 1994-1 certificates commenced controlled amortization, whereby collections on the securitized receivables were used to pay down the principal portion of the underlying certificates. In January 1997, the Company issued Series 1997-1 variable funding certificates to refinance $790.0 million of the amortizing certificates. The monthly proceeds generated from Series 1997-1, combined with the proceeds of the issuance of additional commercial paper under the Company's asset-backed commercial paper program, was sufficient to cover the monthly pay-down of the amortizing 1994-1 certificates. The Company plans to support future receivables growth through the sale and issuance of additional certificates by the Master Trusts and through borrowings under the Revolving Credit Facilities. During 1998, the Company plans to refinance Series 1997-1 with the proceeds from the issuance of approximately $900 million of asset-backed term certificates.

In December 1997, the Company entered into an agreement which allows the Company to sell, to a third party conduit on a continuous basis, an undivided interest in a pool of revolving receivables arising out of private label credit card accounts originated by Fingerhut National Bank. Per the agreement, amortization begins in May 1998, whereby collections on the securitized receivables will be used to pay down the balance of the pool. Management expects to amend the Fingerhut Master Trust in 1998 to include the revolving receivables.

In May 1997, the Metris Master Trust issued Series 1997-1 certificates to third parties with a principal amount of $794.8 million, generating net proceeds of $792.2 million of which $667.7 million was used to reduce the Class A Variable Funding Certificate issued under Series 1995-1. The Series 1997-1 certificates are scheduled to begin accumulating principal collections in March 2001.

In September 1997, Metris acquired a $317.0 million credit card portfolio from Key Bank USA, National Association. In October 1997, Metris acquired a $405.0 million credit card portfolio from Mercantile Bank, National Association. These credit card receivables were securitized and sold to investors through a bank sponsored, multi-seller conduit.

In November 1997, the Metris Master Trust issued Series 1997-2 certificates to third parties with a principal amount of $654.5 million, generating net proceeds of $652.0 million of which $478.0 million was used to reduce the Class A Variable Funding Certificate issued under Series 1995-1. The Series 1997-2 certificates are scheduled to begin accumulating principal collections in October 2001.

The Revolving Credit Facilities provide for aggregate commitments of up to $500.0 million, of which $200.0 million represents Fingerhut's credit facility and $300.0 million represents Metris' credit facility. The expiration date for both facilities is September 2001. Under the Revolving Credit Facilities, outstanding revolving credit balances totaled $144.0 million and outstanding letters of credit totaled $6.0 million, as of year-end 1997. As of year-end 1996, the Company had outstanding revolving credit balances of $73.0 million and outstanding letters of credit of $5.9 million. Additional outstanding letters of credit under a separate agreement aggregated $28.4 million and $23.2 million at December 26, 1997 and December 27, 1996, respectively.

In February 1997, the Company completed an exchange offer whereby substantially all of the $125.0 million unregistered notes issued in September 1996, were exchanged for registered notes with substantially identical terms. In November 1997, Metris sold $100.0 million of seven-year notes via a private placement. In December 1997, the Company paid $25.0 million on its privately placed senior notes. Thus, the Company had fixed rate notes outstanding of $345.0 million as of December 26, 1997, compared to fixed rate notes outstanding of $270.0 million as of December 27, 1996.

The Company generated $16.9 million of cash from operations in 1997 compared with $26.9 million generated from operations in 1996. This $10.0 million decrease in cash generated from operations resulted from increased working capital requirements, partially offset by the increase in earnings. The most significant items affecting working capital were increases in Metris' customer accounts receivable, other payables due to credit card securitizations, net, and deferred income taxes. The change in customer accounts receivable from a $157.0 million use of cash in 1996 to a $227.2 million use of cash in 1997 resulted primarily from the increase in the growth of retained receivables associated with Metris credit card accounts issued or purchased by Direct Merchants Bank, partially offset by the increase in payables due to credit card securitizations, net. Deferred income taxes increased primarily as a result of an increase in Metris' reserve provisions for uncollectible accounts.

Net cash used by investing activities was $70.7 million in 1997 compared with $51.9 million in 1996. The increase was due to goodwill recorded in the current year through Metris' portfolio acquisitions. This increase was partially offset by a lower level of capital spending in 1997. Higher capital expenditures in 1996 included spending relating to the western distribution
center in Spanish Fork, Utah.   In addition, the owner of certain
office and warehouse facilities leased to the Company exercised its right to require the Company to repurchase those facilities for approximately $14.1 million, which was completed in January 1996.

Net cash provided by financing activities was $138.2 million in 1997 compared with $19.9 million in 1996. This net $118.3 million increase was due primarily to the increase in borrowings under the Revolving Credit Facilities and reduced repayments of long-term debt.

During 1994, the Company's Board of Directors authorized the repurchase of up to 2.5 million shares of the Company's common stock that may be made from time to time at prevailing prices in the open market or by block purchase and may be discontinued at any time. The purchases are made within certain restrictions relating to volume, price and timing in order to minimize the impact of the purchase on the market for the Company's common stock. During 1997, the Company repurchased at prevailing market prices 231,900 shares of its common stock for an aggregate of $3.4 million. Total purchases through December 26, 1997 were 1,612,200 shares for an aggregate of $24.9 million.

On October 9, 1997, the Company announced that its board of directors had approved the filing of an application with the Internal Revenue Service (IRS) for a ruling on a tax free distribution of its stock in Metris. The Company filed the ruling request with the IRS on October 23, 1997. The proposed spin off of Metris is subject to receipt of a favorable ruling from the IRS, to approval by Fingerhut's Board of Directors, and to market conditions. If approved, the spin off is expected to be completed during 1998. Should the spin off not occur, other actions such as the Company's sale of Metris shares in the open market and/or Metris' issuance of additional shares via a public offering will be considered.

On January 22, 1998, the Company declared a cash dividend of $.04 per share, or an aggregate of $1.9 million, payable on February
19, 1998 to shareholders of record as of the close of business on February 5, 1998.

The Company believes it will have sufficient funds available to meet current and future commitments. For further discussion of the above financing arrangements, see the Notes to Consolidated
Financial Statements.

MARKET RISK

The Company's principal market risk relates to interest rate sensitivity, which is the risk that future changes in interest rates will reduce net earnings or the net assets of the Company.

To manage the Company's direct risk to changes in market interest rates, management actively monitors the interest sensitive components of the Company's owned and managed balance sheet as well as market interest rates in order to minimize the impact of changes in interest rates on the fair market value of assets, net earnings and cash flow.

The Company's primary owned and managed assets are installment customer accounts receivable, which are at a fixed rate, and revolving customer accounts receivable, which are virtually all priced at rates indexed to the variable prime rate. On balance sheet owned receivables are funded through a combination of the Company's $500.0 million Revolving Credit Facilities, which are indexed to the variable London Interbank Offered Rate (LIBOR), $345.0 million in fixed rate long-term debt, and stockholders' equity. The Company's off balance sheet managed accounts receivables indexed to variable commercial paper rates, as well as term certificates which are indexed to LIBOR or at fixed rates.

Certificates issued from the trusts are either fixed or floating rate. In the cases where fixed rate series are issued and backed by floating rate assets, the Company has entered into interest rate swap contracts with several bank counterparties in a hedged (notional) amount equal to the total amount of the fixed rate funding. This hedging activity offsets the impact of the fixed rate funding of the Company's residual cash flow and income by paying a floating LIBOR rate to the counterparties in exchange for a fixed rate comparable to the rate of the trust's term funding. Conversely, where floating rate series are issued and backed by fixed rate assets, the Company has entered into interest rate swap contracts with several bank counterparties. This hedging activity minimizes the impact of the floating rate trust funding of the Company's residual cash flow and income by paying a fixed rate to the counterparties in exchange for a floating rate which is comparable to the rate of the trust's term funding.

The primary measure of interest rate risk is the simulation of net income under different interest rate environments. An approach used by management to quantify interest rate risk is a sensitivity analysis. This approach calculates the impact on net earnings, relative to a base case scenario, of rates increasing or decreasing gradually over the next 12 months by 200 basis points for Metris credit card receivables and by 300 basis points for the Retail Segment. The aforementioned changes in interest rates affecting the Company's financial instruments, including both debt obligations and receivables, would result in approximately a $2.0 million impact to net earnings. As interest rates increase, net earnings increase; as interest rates decrease, net earnings decrease.

YEAR 2000 ISSUE

The "Year 2000" issue developed because most computer systems and programs were designed to record years (e.g. `1998') as two-digit fields (e.g. `98'). When the year 2000 begins, these systems may interpret "00" as the year 1900 and either stop processing date-related computations or process them incorrectly. To prevent this, companies need to examine their computer systems and programs, fix the problem and test the results. Year 2000 compliance must be achieved on or before December 31, 1999.
Also, certain systems currently refer to dates beyond December 31, 1999 and, therefore, have required earlier compliance.

The Company, as with all database marketing companies, is heavily dependent upon computer systems for all phases of its operations. For this reason, it is aggressively addressing the Year 2000 issue to mitigate the effect on software performance. The Company is also working with its significant suppliers and service providers to assure that potential failures in these organizations will have minimal impacts on the Company.

In early 1996, a comprehensive effort to identify and correct the Year 2000 programming issues began. By mid-1996 the most critical mainframe processing system was converted to be Year
2000 compliant and the Company initiated a large project to address all remaining systems. This project consists of many sub-projects which will span the remainder of 1998 and part of 1999.

In late 1997, a Year 2000 Project Office was created to oversee the project, to address all related business issues and to facilitate communication with significant suppliers and service providers. As of December 26, 1997, the Company had spent approximately $5 million on the project with an estimated expense ranging from $11 to $13 million remaining. The Company believes that it has allocated adequate resources to achieve Year 2000 compliance and believes that the cost of this effort will not have a material effect on its financial position or liquidity.

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

Due to the timing of the Company's promotions, the Company is generally able to reflect cost increases and decreases resulting from the effects of inflation and foreign currency fluctuations in its selling prices. The Company imports certain products from foreign countries. It is estimated that a 10 percent change in exchange rates would cause less than a 1 percent change in product cost.

Fingerhut Companies, Inc.
FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements regarding intent, belief or current expectations of the Company and its management. Shareholders and prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that may cause the Company's actual results to differ materially from the results discussed in the forward-looking statements, including: general economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation; risks associated with unsecured credit transactions; interest rate risks; seasonal variations in consumer purchasing activities; increases in postal and paper costs; competition in the retail and direct marketing industry; dependence on the securitization of accounts receivable and credit card loans to fund operations; state and federal laws and regulations related to advertising, offering and extending credit, charging and collecting state sales/use taxes; product safety; adverse litigation costs; and risks of doing business with foreign suppliers. Each of these factors is more fully discussed in Exhibit 99 to the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 1997.

                    Fingerhut Companies, Inc.

               CONSOLIDATED STATEMENTS OF EARNINGS


For the fiscal year ended         December 26,   December 27,  December 19,
(In thousands, except share and      1997           1996          1995
per share data)

Revenues:
   Net sales                       $1,534,967    $1,652,869     $1,793,727
   Finance income and other           263,650       109,996         21,126
   securitization income, net
                                    1,798,617     1,762,865      1,814,853

Costs and expenses:
   Product cost                       738,830       830,423        892,736
   Administrative and selling         759,687       708,477        708,946
    expenses
   Provision for uncollectible        141,582       130,561        110,922
    accounts
   Interest expense, net               37,647        28,413         25,943
                                    1,677,746     1,697,874      1,738,547

Earnings before income taxes and      120,871        64,991         76,306
  minority interest
Provision for income taxes             45,092        23,852         25,448
Net earnings before minority           75,779        41,139         50,858
interest
Minority interest                      (6,450)         (980)             -
Net earnings                          $69,329    $   40,159        $50,858
Earnings per share:
   Basic                               $ 1.50       $   .87         $ 1.11
   Diluted                             $ 1.40       $   .83         $ 1.05
Weighted average shares            49,377,695    48,628,308     48,478,971
  outstanding

See accompanying Notes to Consolidated Financial Statements.

                    Fingerhut Companies, Inc.

          CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                    December 26,    December 27,
(In thousands)                          1997           1996

ASSETS
Current assets:
   Cash and cash equivalents         $145,418       $  61,003
   Accounts receivable                607,874         453,867
   Retained interest in               406,650         329,926
     securitized receivables
   Less:  reserve for
    uncollectible accounts and
    unearned finance income         (190,777)       (187,233)
   Accounts receivable                823,747         596,560
   Inventories                        124,424         127,735
   Promotional material                64,440          60,871
   Deferred income taxes              197,355         166,879
   Other                               13,708          12,815
     Total current assets            1,369,092      1,025,863

Property and equipment                272,190         285,182
Excess of cost over fair value of      77,161          42,601
net assets acquired
Customer lists                          8,401           9,801
Other assets                           24,912          26,251
                                     $1,751,756  $  1,389,698

LIABILITIES
Current liabilities:
   Accounts payable                  $177,021      $  164,557
   Accrued payroll and employee        57,860          46,723
    benefits
   Other accrued liabilities           93,037          78,239
   Revolving credit facility          144,000          73,000
   Payables due to credit card        134,562          36,619
    securitizations, net
   Current portion of long-term            84              84
    debt
   Current income taxes payable        71,659          60,721
     Total current liabilities        678,223         459,943

Long-term debt, less current          345,187         271,481
portion
Deferred income taxes                  20,441          21,744
Other non-current liabilities           8,130           7,692
                                    1,051,981         760,860

Minority interest                      29,790          23,437

STOCKHOLDERS' EQUITY
Preferred stock                             -              -
Common stock                              463             462
Additional paid-in capital            292,407         288,793
Unearned compensation                    (738)         (1,856)
Earnings reinvested                   377,853         318,002
      Total stockholders' equity      669,985         605,401
                                   $1,751,756    $  1,389,698

See accompanying Notes to Consolidated Financial Statements.

                    Fingerhut Companies, Inc.

              CONSOLIDATED STATEMENTS OF CASH FLOWS

For the fiscal year ended        December 26,   December 27,    December 29,
(In thousands)                      1997           1996            1995

Cash flows from operating
activities:
Net earnings                        $69,329       $40,159         $50,858
Adjustments to reconcile net
 earnings to net cash
 provided (used) by operating
 activities:
   Depreciation and                  55,554        52,464          47,103
    amortization
   Amortization of unearned           1,118         2,922              -
    compensation
   Minority interest in               6,353           980              -
    earnings
   Change in assets and
    liabilities:
     Accounts receivable           (227,187)     (156,956)         (87,999)
     Inventories                      3,311        28,617            2,696
     Promotional material and        (4,462)       30,213         (21,777)
      other current assets
     Accounts payable                12,464      (20,918)           29,354
     Payables due to credit
      card securitizations, net      97,943        61,191          (24,572)
     Accrued payroll and             11,137         6,851              (19)
      employee benefits
     Accrued liabilities             14,798         4,902           (6,921)
     Current income taxes            11,735        18,634            1,407
      payable
     Deferred and other income      (31,779)      (37,196)         (12,946)
      taxes
     Other                           (3,448)       (5,010)          (6,267)
Net cash provided (used) by          16,866        26,853          (29,083)
  operating activities:

Cash flows from investing
  activities:
   Additions to property and        (32,327)      (51,855)        (94,442)
    equipment
   Excess of cost over fair
    value of credit card            (38,330)           -               -
    portfolio acquisitions
Net cash used by investing          (70,657)      (51,855)        (94,442)
  activities

Cash flows from financing activities:
   Proceeds from long-term debt     100,000       125,000               -
   Repayments of long-term debt     (26,294)     (100,098)           (381)
   Revolving credit facility         71,000       (42,000)        115,000
   Repurchase of common stock        (3,385)       (4,877)         (7,862)
   Issuance of common stock           4,272         1,881           4,829
   Sale of minority interest in          -         47,384              -
    subsidiary
   Cash dividends paid               (7,387)       (7,394)         (7,334)
Net cash provided  by financing     138,206        19,896         104,252
  activities

Net increase (decrease) in           84,415        (5,106)        (19,273)
  cash and cash equivalents

Cash and cash equivalents at         61,003       66,109           85,382
 beginning of year

Cash and cash equivalents at       $145,418      $61,003          $66,109
 end of year
Supplemental noncash investing and
 financing activities:
Net tax benefit from exercise
 of non-qualified stock
 options, disqualified
 dispositions of ESPP shares,
 and vesting of restricted
 stock                               $  797       $  293           $1,354
Issuance of restricted stock            204       $4,778           $    -

The Company included in cash and cash equivalents liquid investments with maturities of 15 days or less.

See accompanying Notes to Consolidated Financial Statements.

                    Fingerhut Companies, Inc.

   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                Common stock
                                                   Additional
                              Number of     Par      paid-in    Earnings       Unearned
(In thousands,                 shares      value     capital   reinvested     compensation     Total
except share data)
Balance, December 30, 1994    45,572,655    $456     $253,926   $246,568     $        -      $ 500,950
  Stock repurchase              (214,100)     (2)      (1,192)    (1,974)             -         (3,168)
  Exercise of stock options      471,599       4        4,718          -              -          4,722
  Employee stock purchase plan   119,568       1        1,465         (4)             -          1,462
  Cash dividends paid                  -       -            -     (7,334)             -         (7,334)
  Net earnings                         -       -            -     50,858              -         50,858

Balance, December 29, 1995    45,949,722     459      258,917    288,114              -        547,490
  Stock repurchase              (358,800)     (3)      (1,997)    (2,877)             -         (4,877)
  Exercise of stock options      109,900       1        1,012          -              -          1,013
  Employee stock purchase plan   100,141       1        1,160          -              -          1,161
  Issuance of restricted stock,
   net of forefeitures           353,917       4        4,774          -          (4,778)           -
  Compensation expense                 -       -            -          -           2,922         2,922
  Excess of market value over
   book value of minority
   interest sold                       -       -       24,927          -              -         24,927
  Cash dividends paid                  -       -            -     (7,394)             -         (7,394)
  Net earnings                         -       -            -     40,159              -         40,159

Balance, December 27, 1996    46,154,880     462      288,793    318,002          (1,856)      605,401
  Stock repurchase              (231,900)     (2)      (1,292)    (2,091)             -         (3,385)
  Exercise of stock options      300,740       3        4,007         -               -          4,010
  Employee stock purchase plan    55,159       -          695         -               -            695
  Issuance of restricted stock,
   net of forfeitures             13,582       -          204         -             (204)            -
  Compensation expense                 -       -            -         -            1,322         1,322
  Cash dividends paid                  -       -            -    (7,387)               -        (7,387)
  Net earnings                         -       -            -    69,329                -        69,329

Balance, December 26, 1997    46,292,461    $463     $292,407  $377,853            $(738)     $669,985

See accompanying Notes to Consolidated Financial Statements.

                    Fingerhut Companies, Inc.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  BUSINESS AND ORGANIZATION

 Fingerhut Companies, Inc. (the "Company") is a database marketing company selling a broad range of products and services to moderate to middle income consumers via catalogs, telemarketing, television and other media.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

  The Consolidated Financial Statements include the accounts of the Company and its wholly owned and majority owned subsidiaries, after elimination of all material intercompany transactions and balances. Minority interest represents minority stockholders' approximate 17 percent share of the equity in Metris Companies Inc. ("Metris") (see Note 16). At December 26, 1997 and December 27, 1996, the Company's principal subsidiaries were Fingerhut Corporation ("Fingerhut"), Metris, Figi's Inc. ("Figi's") and Infochoice USA, Inc. ("Infochoice").

  Reclassifications have been made to prior years' Consolidated
  Financial Statements whenever necessary to conform to the current year's presentation.

  Fiscal Year

  The Company's fiscal year ends on the last Friday in December.
  The fiscal years ended December 26, 1997, December 27, 1996 and December 29, 1995 included 52 weeks. The accounts of Metris are on a calendar year basis.

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

  Sales are recorded at the time of shipment and a provision for anticipated merchandise returns and allowances, net of exchanges, is recorded based upon historical experience. The provision charged against sales for 1997, 1996 and 1995 amounted to $216.0 million, $249.9 million and $295.9 million, respectively.

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

  Beginning in 1997, the sale of receivables has been recorded in accordance with Statement of Financial Accounting Standards No. 125 (FAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Upon sale, the sold receivables are removed from the balance sheet and the related financial and servicing assets controlled and liabilities incurred are initially measured at fair value, if practicable. FAS 125 also requires that servicing assets and other retained interests in the transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interests, if any, based on their relative fair values at the date of the transfer. The adoption of FAS 125 did not have a material effect on the Company's financial statements.

  Earnings Per Share

  In February 1997, the Financial Accounting Standards Board
  (FASB) issued Statement of Financial Accounting Standards No. 128 (FAS 128), "Earnings Per Share." The Company adopted the provisions of FAS 128 in fiscal 1997. FAS 128 requires disclosure of earnings per share in both Basic and Diluted format. Basic earnings per share is computed by dividing net earnings by the weighted average shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net earnings by the weighted average shares of common stock and common stock equivalents outstanding during the year. The dilutive effect of the potential exercise of outstanding options to purchase shares of common stock is calculated using the treasury stock method. A reconciliation of the calculation is as follows:

  In thousands, except per                For the Year Ended
  share data                            December 26, 1997
                                  Income       Shares         Per Share
                                 (Numerator)  (Denominator)     Amount

  Basic EPS:
  Income available to common      $69,329      46,167           $  1.50
   stockholders
  Effect of Dilutive Securities:
  Options                               -       3,211
  Diluted EPS:
  Income available to common
   stockholders and assumed
   conversion                     $69,329      49,378           $  1.40


In thousands, except per                For the Year Ended
  share data                            December 27, 1996
                                  Income         Shares        Per Share
                                 (Numerator)   (Denominator)     Amount

  Basic EPS:
  Income available to common      $40,159         46,210        $   .87
   stockholders
  Effect of Dilutive Securities:
  Options                               -          2,418
  Diluted EPS:
  Income available to common
   stockholders and assumed
   conversion                     $40,159         48,628        $   .83



  In thousands, except per                For the Year Ended
  share data                            December 29, 1995
                                  Income          Shares      Per Share
                                 (Numerator)   (Denominator)     Amount

  Basic EPS:
  Income available to common      $50,858          45,835        $  1.11
   stockholders
  Effect of Dilutive Securities:
  Options                               -           2,644
  Diluted EPS:
  Income available to common
   stockholders and assumed
   conversion                     $50,858          48,479        $  1.05



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

  Promotional Material

  Promotional material primarily includes free gifts and items in inventory associated with direct response advertising (paper, printing and postage). The cost of direct response advertising is deferred and expensed over the period during which the orders are expected, generally one to four months. The amount of direct response advertising included in the Consolidated Statements of Financial Position is not material. The cost of non-direct response advertising is expensed as incurred.

  Credit Card Origination Costs

  Metris defers direct credit card origination costs associated with successful credit card solicitations that it incurs in transactions with independent third parties, and certain other costs that it incurs in connection with loan underwriting and the preparation and processing of loan documents. These deferred credit card origination costs are netted against the related credit card annual fees, if any, and amortized on a straight-line basis over the cardholder's privilege period, generally 12 months, as an adjustment to "Finance income and other securitization income, net."

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

  Stock-Based Employee Compensation

  Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for restricted stock is recorded over the vesting period of the awards based on the fair market value of the Company's stock on the date of grant. See Note 14.

  Reclassifications

  "Discount on sale of accounts receivable," the "Provision for uncollectible accounts" and "Administrative and selling expenses" (collection costs) associated with the receivables sold, were reclassified to "Finance income and other securitization income, net." All prior-period financial information was restated to conform with the current period's presentation, and the reclassifications had no effect on net earnings.

  Newly Issued Pronouncements

  In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 (FAS 130), " Reporting Comprehensive Income." This statement is effective for fiscal years beginning after
  December 15, 1997, and amends several FASB Statements.   The
  Company does not believe implementation will have a material impact on the consolidated financial statements and the Company intends to adopt this statement prospectively, in the first quarter of 1998.

  In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 (FAS 131), " Disclosures about Segments of an Enterprise and Related Information." This statement is effective for fiscal years beginning after December 15, 1997, and supersedes and amends several FASB Statements, including Statement of Financial Accounting Standards No. 14 (FAS 14), " Financial Reporting for Segments of a Business Enterprise."
  The Company does not believe implementation will have a material impact on the consolidated financial statements and the Company intends to adopt this statement prospectively, in the first quarter of 1998.

3.  SALE OF ACCOUNTS RECEIVABLE

  Fingerhut Master Trust and Third Party Conduits

  The Fingerhut Master Trust allows Fingerhut to sell, on a continuous basis, an undivided interest in a pool of customer accounts receivables, subject to meeting certain eligibility requirements. In June 1994, the Fingerhut Master Trust issued the Series 1994-1 certificates which raised $900.0 million of proceeds. The Series 1994-1 certificates commenced controlled amortization in December 1996. In November 1994, the Fingerhut Master Trust issued the Series 1994-2 variable funding certificates with maximum proceeds of $490.4 million. The Series 1994-2 amortization period is currently scheduled to begin in May 1999. In January 1997, the Fingerhut Master Trust issued the Series 1997-1 variable funding certificates to refinance $790.0 million of the amortizing certificates.
  During 1998, the Company plans to refinance Series 1997-1 with the proceeds from the issuance of approximately $900.0 million of asset-backed term certificates.

  In December 1997, the Company entered into an agreement that allows the Company to sell, to a third party conduit on a continuous basis, an undivided interest in a pool of revolving receivables arising out of private label credit card accounts originated by Fingerhut National Bank. Per the agreement, amortization begins in May 1998, whereby collections on the securitized receivables will be used to pay down the balance of the pool. Management expects to amend the Fingerhut Master Trust in 1998 to include the revolving receivables.

  The proceeds from the sale of accounts receivable were $1.205 billion and $1.280 billion at December 26, 1997 and December 27, 1996, respectively. The acceleration of financing income on sold receivables resulted in a 1997 gain on sale of $2.3 million.

  Included in "Finance income and other securitization income, net" is the discount on sale of accounts receivable which is comprised of the interest, discount and administrative and other fees paid or accrued to the purchasers of the accounts receivables sold. The discount, determined under the Fingerhut Master Trust, approximates the prevailing short-term London InterBank Offered Rate (LIBOR) and commercial paper rates for high grade unsecured notes plus a credit spread and administrative fees. The rates (including administrative fees) applicable to receivables sold as of December 26, 1997 and December 27, 1996 were 6.5 percent and 6.4 percent, respectively.

  Prior to implementation of FAS 125, the Company had included in "Other accrued liabilities" the estimated expenses related to the subsequent collections of the receivables sold, which amounted to $18.1 million for 1996. Under FAS 125, no servicing asset or liability is recorded as fees charged are expected to cover related expenses.

  Metris Master Trust

  In May 1995, the Company established the Metris Master Trust. The Metris Master Trust allows Metris to sell, on a continuous basis, an undivided interest in a pool of credit card receivables generated or acquired by Direct Merchants Credit Card Bank, a subsidiary of Metris. In May 1995, the Metris Master Trust issued the Series 1995-1 variable funding certificates with maximum proceeds of $512.6 million and an amortization period scheduled to begin in May 1999. In September 1996, the Company amended Series 1995-1 to increase the maximum proceeds to $1.025 billion. In April 1996, the Metris Master Trust issued the Series 1996-1 certificates with a principal amount of $655.5 million, generating proceeds of $653.9 million, of which $400.0 million was used to pay down asset-backed commercial paper supported by the Class A Variable Funding Certificate issued under Series 1995-1. The Series 1996-1 certificates begin to amortize in August 1998.

  In May 1997, the Metris Master Trust issued Series 1997-1 certificates with a principal amount of $794.8 million, generating proceeds of $792.2 million of which $667.7 million was used to reduce the Class A Variable Funding Certificate issued under Series 1995-1. The Series 1997-1 certificates are scheduled to begin accumulating principal collections in March 2001, however, the accumulation period could potentially begin at a later date. The expected final payment date for these certificates is in April 2002.

  In September 1997, Metris acquired a $317 million credit card portfolio from Key Bank USA, National Association. In October 1997, Metris acquired a $405 million credit card portfolio from Mercantile Bank, National Association. These credit card receivables were securitized and sold to investors with a portion retained, which is included in "Retained interest in securitized receivables."

  In November 1997, the Metris Master Trust issued Series 1997-2 certificates to third parties with a principal amount of $654.5 million, generating net proceeds of $652.0 million of which $478.0 million was used to reduce the Class A Variable Funding Certificate issued under Series 1995-1. The Series 1997-2 certificates are scheduled to begin accumulating principal collections in October 2001, however, the accumulation period could potentially begin at a later date. The expected final payment date for these certificates is in November 2002.

  Net proceeds generated from the sale of credit card receivables to the Metris Master Trust were $3.057 billion at December 31, 1997 and $1.397 billion at December 31, 1996, of which $29.3 million and $17.0 million, respectively, was deposited in an investor reserve account held by the trustee of the Metris Master Trust for the benefit of the Trust's certificate-holders.

  A credit risk exists for losses on receivables in which the certificate purchasers have an undivided interest, up to the amount of the Company's retained interest in the Fingerhut Master Trust, the Metris Master Trust, and the third party conduits. Any losses beyond that level are the responsibility of the certificate purchasers.

4.  ACCOUNTS RECEIVABLE

  Substantially all of the Company's accounts receivable were generated by Fingerhut National Bank, Direct Merchants Credit Card Bank and Figi's. Fingerhut uses fixed-term, fixed-payment installment plans with terms up to 36 months (excluding deferred billing periods of up to five months) and finance charge rates of 24.9 percent. Beginning in 1996, Fingerhut began converting its customers from existing fixed payment installment plans to revolving credit plans with finance charge rates of prime plus 16.4 percent (24.9 percent at December 26, 1997). Direct Merchants Bank grants credit card revolving lines of credit which typically include an annual fee and floating rates of interest ranging from 14.9 percent to 26.5 percent, excluding current year portfolio acquisitions. Figi's uses fixed-term, fixed-payment plans with terms up to three months (excluding deferred billing periods of up to approximately three months) with no finance charge.
  Accounts receivable are classified as current assets and include some which are due after one year, consistent with industry practice. Accounts receivable, net of amounts sold, consists of the following:

                                     For the fiscal year ended
  (In thousands)                          1997            1996

  Customer receivables (Retail)      $339,553        $389,394
  Retained interest in                178,652         171,537
   securitized receivables
  Reserve for uncollectible
   accounts, net
   of anticipated recoveries         (100,901)       (117,296)
  Reserve for returns and             (12,322)        (13,319)
   exchanges
  Other reserves                      (22,765)        (19,820)
   Net collectible amount             382,217         410,496
  Unearned finance income             (22,750)        (23,969)
   Accounts receivable                359,467         386,527

  Credit card and other               268,321          64,473
   receivables (Metris)
  Retained interest in                227,998         158,389
   securitized receivables
  Reserve for uncollectible
   accounts, net of anticipated
   recoveries                         (32,039)        (12,829)
   Credit card and other              464,280         210,033
    receivables
  Accounts receivable                $823,747        $596,560

  Other reserves for customer receivables consist primarily of allowances for anticipated adjustments of finance charges billed to customers (due to earlier than scheduled payment) and anticipated costs required to collect customer accounts.

  Credit card and other receivables, net consist primarily of credit card loans held for securitization, unbilled interest and fees, and other amounts due from or to the trust as a result of securitizations. These amounts include interest-bearing deposits, which constitute amounts subject to liens by the certificate-holders of the individual securitizations under the Metris Master Trust and amounts deposited in investor reserve accounts held by the trustee for the benefit of the Metris Master Trust's certificate-holders.

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

  The above reserves represent management's best estimates of the amounts not expected to be collected. A change in economic conditions could have a significant impact on the Company's target market, which consists of moderate to middle income consumers. As such, the reserve estimates are subject to change in the near term.

5.  PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                     For the fiscal year ended
  (In thousands)                       1997             1996
  Land and improvements             $ 7,449          $ 7,444
  Buildings and leasehold           117,676          112,173
   improvements
  Construction in progress           66,845           74,828
  Machinery and equipment           139,539          130,029
  Software                          132,541          115,700
  Other, principally furniture       26,233           19,988
   and fixtures
                                    490,283          460,162
  Less:  Accumulated               (136,382)        (111,219)
           depreciation
         Accumulated amortization
           of software              (81,711)         (63,761)
  Property and equipment           $272,190         $285,182

  Software amortization expense recorded in 1997, 1996 and 1995 was $18.0 million, $19.3 million, and $16.8 million, respectively.

6.REVOLVING CREDIT FACILITY

  In September 1996, the Company restructured its bank credit facilities. The Company's existing revolving credit facility was amended and restated to, among other things, reduce the aggregate commitments for revolving borrowings and letters of credit from $400 million to $200 million (the "Amended Revolving Credit Facility"). The Amended Revolving Credit Facility will continue to be guaranteed by certain subsidiaries of the Company and expires in September 2001. The proceeds from borrowings under the Amended Revolving Credit Facility are to be used by the Company to provide for working capital and other general corporate purposes. At December 26, 1997, the Company had no outstanding balance. At December 27, 1996, the Company had an outstanding revolving credit balance of $23.0 million. The weighted-average interest rate on borrowings was
  5.9 percent at December 27, 1996. The outstanding portion of open letters of credit, primarily established to facilitate international merchandise purchases, was not reflected in the accompanying financial statements and aggregated $32.8 million at December 26, 1997 and $29.1 million at December 27, 1996.

  In September 1996, Metris entered into a revolving credit facility with the same group of lenders as in the Amended Revolving Credit Facility. Metris' facility (the "Metris Revolving Credit Facility") provides for aggregate commitments of $300 million and is used by Metris for working capital and other general corporate purposes. Metris' obligations under the Metris Revolving Credit Facility are secured by a pledge of the capital stock of all of Metris' subsidiaries except Direct Merchants Bank. In addition, the Metris Revolving Credit Facility is guaranteed by Fingerhut Companies, Inc., Fingerhut Corporation, and all other subsidiaries that guarantee the Amended Revolving Credit Facility. The Metris Revolving Credit Facility expires in September 2001. At December 31, 1997, Metris had an outstanding revolving credit balance of $144.0 million and the weighted-average interest rate on borrowings was 6.5 percent. At December 31, 1996, Metris had an outstanding revolving credit balance of $50.0 million and the weighted-average interest rate on borrowings was 5.9 percent. The outstanding portion of open letters of credit was not reflected in the accompanying financial statements and aggregated $1.5 million at December 26, 1997.

7.LONG-TERM DEBT

  In September 1996, the Company closed the private placement of $125.0 million of three-year senior notes. In February 1997, the Company completed an exchange offer whereby substantially all of the $125.0 million of unregistered notes were exchanged for registered notes with substantially identical terms.

  In November 1997, Metris privately issued and sold $100.0 million of seven-year senior notes (the "Metris Senior Notes") pursuant to an exemption under the Securities Act of 1933, as amended. In January 1998, Metris commenced an exchange offer of the Metris Senior Notes pursuant to a registration statement. The terms of the new Metris Senior Notes are identical in all material respects to the original private issue. The Metris Senior Notes are unconditionally guaranteed on a senior basis, jointly and severely, by Metris Direct, Inc. (the "Guarantor"), and all future subsidiaries of Metris that guarantee any of Metris' indebtedness, including the Metris Revolving Credit Facility.

  Long-term debt and related maturity dates are as follows:

  (In thousands)            Maturity   Interest   1997     1996
                            date       rate
  Privately Placed Senior
  Notes
    Series B                Dec. 1997   10.12%   $   -    $25,000
    Series A Unsecured      June 2002    8.92%   60,500    60,500
    Series B Unsecured      June 2004    8.92%   14,500    14,500
    Series C Unsecured      Aug. 2000    6.83%   45,000    45,000
  Senior Notes              Sept. 1999   7.38%  125,000   125,000
  Metris Senior Notes       Nov. 2004   10.00%  100,000       -

  Other indebtedness (due in various
   installments through November 2010;
   interest at varying rates ranging
   from 7.5% to 8.0% at December 26, 1997)          271     1,565
                                                345,271   271,565
  Current portion of long-term debt                 (84)     (84)
  Long-term debt, less current portion         $345,187  $271,481

Scheduled annual maturities due on long-term debt at December
26, 1997 were as follows:

  (In thousands)
  1998                                           $    84
  1999                                           125,067
  2000                                            45,057
  2001                                                14
  2002                                            60,503
  Thereafter                                     114,546
                                                $345,271

  The Privately Placed Senior Notes contain covenants restricting the payment of dividends. The maximum amount of dividends the Company was permitted to pay at December 26, 1997 was $137.5 million.

8. FINANCIAL INSTRUMENTS

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

   A description of the methods and assumptions used to estimate the fair value of each class of the Company's financial instruments is as follows:

   Cash and cash equivalents, accounts payable, accrued payroll and employee benefits, and other accrued liabilities
   The carrying amounts approximate fair value due to the short maturity of these instruments.

   Accounts receivable
   Customer installment receivables:
   Since the average collection period exceeds 90 days, the discounted present value of expected future cash flows from the collection of the receivables and related deferred finance income was calculated and it was determined that the carrying amount approximates fair value.

   Credit card receivables and revolving credit receivables:
   Currently, credit card and revolving credit receivables are originated with variable rates of interest, with interest rate spreads that differ based on the related risk of such receivables. Thus, the carrying value approximates market value. However, this valuation does not include the value that relates to estimated cash flows generated from new loans from existing customers over the life of the cardholder relationship. Accordingly, the aggregate fair value of the credit card and revolving credit receivables does not represent the underlying value of the established cardholder relationships.

   Retained interest in securitized receivables:
   When the Company securitizes receivables, it exchanges its receivables for certificates representing undivided interests in such receivables. Due to the short-term revolving nature of the portfolio, the carrying amount of the Company's "Retained interest in securitized receivables" in the Fingerhut Master Trust, the Metris Master Trust, and third party conduits approximates fair value.

   Long-term debt
   The fair value of the Company's long-term debt was estimated based on the amount of future cash flows associated with each instrument discounted using the current rates offered to the Company for similar debt instruments of comparable maturity. The fair value of Metris' long-term debt was obtained from an independent third party.

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

   The estimated fair values of the Company's financial instruments are summarized as follows:

                                 December 26, 1997      December 27, 1996
                               Carrying  Estimate        Carrying   Estimate
   (In thousands)               amount   fair value       amount    fair value              value
   Cash and cash equivalents   $145,418   $145,418        $61,003     $61,003
    equivalents
   Accounts receivable         $823,747   $823,747       $596,560    $596,560
   Long-term debt              $345,271   $353,925       $271,565    $278,218
   Interest rate swap agreements
      in a net receivable
      (payable) position       $     -    $21,894        $    -        $2,683
   Interest rate cap           $ 6,053    $   249        $  7,291      $2,899
    agreements

   DERIVATIVE FINANCIAL INSTRUMENTS HELD OR ISSUED FOR PURPOSES
   OTHER THAN TRADING

   The Company enters into interest rate cap and swap agreements to hedge its economic exposure to fluctuating interest rates currently associated with the floating rate certificates issued by the Fingerhut Master Trust and the fixed rate certificates issued by the Metris Master Trust. Any premiums paid for these agreements are amortized to "Finance income and other securitization income, net" where the economic exposure to fluctuating interest rates exists.

   The Fingerhut Master Trust Series 1994-2 certificates, initially issued in November 1994, required a six-year agreement which effectively capped LIBOR exposure at 11.2 percent on a hedged (notional) amount varying up to $490.4 million over the life of the agreement. In connection with an amendment of Series 1994-2 in May 1995, an additional two and one-half year, 11.2 percent interest rate cap was required for up to a notional amount of $209.7 million.

   As a result of the issuance of the $512.6 million Metris Master Trust Series 1995-1 certificates in May 1995, the Company entered into an eight-year agreement effectively capping short-term LIBOR exposure at 11.2 percent for the floating notional amount of the certificates. In connection with the amendment of Series 1995-1 in September 1996, two additional six and two-thirds year, 11.2 percent interest rate caps were required for up to a notional amount of $513.0 million.

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

   In connection with the issuance of the $850.0 million Metris Master Trust Series 1997-1 certificates in May 1997, Metris entered into three interest rate corridor swap agreements with total notional amounts of $722.5 million. These agreements exchange an obligation to pay fixed interest rates of approximately 6.7 percent for an obligation to pay floating LIBOR rates. These agreements expire in April 2002.

   In connection with the planned issuance of the $450.0 million Fingerhut Master Trust Series 1998-1 certificates and the $450.0 million Fingerhut Master Trust Series 1998-2 certificates in April 1998, the Company entered into an interest rate swap agreement in October 1997 with an initial notional amount of $415.0 million. This agreement has a forward start date of April 1998 and amortizes down to $0 in October 1999. This agreement exchanges an obligation to pay floating LIBOR rates for an obligation to pay fixed interest rates of approximately 5.95 percent. The Company also cash settled (at fair market value) the final three payments of an interest rate swap corridor agreement with a notional amount of $400.0 million set to expire in July 1998.

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

9. INTEREST EXPENSE

   Net interest expense was as follows:

(In thousands)                 1997         1996        1995

Interest expense             $40,156      $30,073      $27,120
Interest income               (2,509)      (1,660)      (1,177)
   Net interest expense      $37,647      $28,413      $25,943


The Company paid interest of $38.5 million in 1997, $35.0 million in 1996 and $24.2 million in 1995.

10.OPERATING LEASES

   Rental expense for both cancelable and non-cancelable operating leases, (principally for office and warehouse facilities and computer equipment) for fiscal years 1997, 1996 and 1995 was $32.9 million, $35.9 million, and $38.6 million, respectively. Future minimum annual rentals and payments under non-cancelable operating leases at December 26, 1997 are as follows:

       (In thousands)
       1998                                 $29,081
       1999                                 $19,415
       2000                                  $6,734
       2001                                  $2,279
       2002                                  $1,138
       Thereafter                            $4,536

   The Company leased certain office and warehouse facilities (the "properties") from a former affiliated company. Annual rental expense for the properties in 1995 was $1.7 million. The lessor exercised its right to require the Company to purchase the properties for approximately $14.1 million. The Company completed the purchase in January 1996.

   The Company also leased office space for one of its telemarketing centers and warehouse space from a partnership owned by various members of the immediate family of one of the Company's Directors. Rental expense for 1996 and 1995 was $.6 million and $1.9 million, respectively.

11.EMPLOYEE BENEFIT PLANS

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

       (In thousands)                            1997          1996
       Actuarial present value of benefit
         obligations:
       Vested benefits                        $24,199        $18,932
       Non-vested benefits                      4,616          2,097
          Accumulated benefit obligation       28,815         21,029
       Effect of future compensation           10,615          9,437
        increases
          Projected benefit obligation         39,430         30,466
       Plan assets at fair value               31,187         24,770
          Unfunded projected benefit            8,243          5,696
           obligation

       Unrecognized prior service cost         (2,436)        (1,345)
       Unrecognized net gain                    6,670          6,170
       Additional liability                     2,305            327
          Accrued pension cost                $14,782        $10,848

   Plan assets at December 26, 1997 and December 27, 1996 were primarily invested in an equity fund.

   The actuarial present value of the projected benefit obligations represents the present value of benefits to be paid in the future under current provisions of the plan based on accumulated service to date and assuming future annual pay increases of 6.0 percent and 5.5 percent in 1997 and 1996, respectively. Projected benefits have been discounted using rates of 7.25 percent and 7.75 percent for 1997 and 1996, respectively. In determining pension expense, the assumed long-term rate of return on plan assets was 10.5 percent for 1997 and 9.5 percent for 1996 and 1995. The Company's non-union pension plans have vesting periods of five years.

   The components of pension expense for non-union employees were as follows:

       (In thousands)               1997        1996        1995
       Benefit earned during      $2,436      $2,942      $1,990
        the period
       Interest accrued on
        projected benefit
        obligation                 2,627       2,366       1,828
       Actual return on assets    (6,525)     (4,291)     (4,360)
       Deferred gain               4,230       2,519       2,875
       Amortization of prior         140          76           7
        service cost
       Amortization of net           (72)          1         (85)
        (gain) loss
          Pension expense for      $2,836     $3,613      $2,255
           the period


   Additionally, the Company participates in a multi-employer pension plan for all union employees. The plan provides monthly retirement benefits to eligible participants based upon years of service. The plan is funded with contributions made in accordance with negotiated labor contracts. The pension expense related to this plan for 1997, 1996 and 1995 was $1.0 million, $.9 million, and $1.5 million, respectively.

   The Company maintains four defined contribution plans, which together cover substantially all non-union employees. Three of the plans have a 401(k) provision, including one which provides for an employer matching contribution only; another which provides for an employer matching contribution as well as a profit sharing contribution; and the third which provides for an employer profit sharing contribution only. Each of the profit sharing contributions are discretionary and are determined by the board of directors for each of the individual companies. The maximum profit sharing contribution is 11 percent of each participant's eligible compensation. The fourth defined contribution plan is a money purchase plan and provides for a non-discretionary employer contribution of 4 percent of each participant's eligible compensation. The cost to the Company of these plans was $12.2 million, $10.8 million, and $11.7 million for 1997, 1996 and 1995, respectively.

   Additionally, the Company maintains one defined contribution plan (with a 401(k) provision and employer matching contribution) and participates in another multi-employer defined contribution plan (with a 401(k) provision only) for all union employees. The cost to the Company of these plans was not material for each of the years presented.

   In January 1997, Metris adopted a defined contribution profit sharing plan (the "Metris Retirement Plan") that provides retirement benefits for eligible employees. During 1997, Metris' employees participated in the Metris Retirement Plan, which provides savings and investment opportunities. The Metris Retirement Plan stipulates that eligible employees with at least one year of service may elect to contribute to the Metris Retirement Plan. Metris matches a portion of employee contributions and makes discretionary contributions based upon Metris' financial performance. For the year ended December 31, 1997, Metris contributed $.9 million to the Metris Retirement Plan.

12.INCOME TAXES

   The provision for income taxes consisted of the following:

        (In thousands)               1997        1996        1995
        Currently payable:
           Federal                $69,651     $65,682     $36,072
           State                    6,903       2,537       1,750
        Deferred                  (31,462)    (44,367)    (12,374)
           Provision for income   $45,092     $23,852     $25,448
            taxes

   The Company's effective income tax rate differed from the U.S.
   federal statutory rate as follows:

        (In thousands)                 1997        1996        1995
        U.S. federal statutory        35.0%       35.0%        35.0%
         rate
        State income taxes, net of
           federal tax benefit         3.0         2.0          1.4
        Merchandise donations         (1.6)       (1.5)        (3.1)
        Other, net                      .9         1.2           -
           Effective income tax rate  37.3%       36.7%        33.3%


   The "Other, net" tax rate in 1997, 1996 and 1995 was composed of miscellaneous items, none of which were individually significant.

   The current and long-term deferred income tax assets and liabilities included in the Consolidated Statements of Financial Position as of December 26, 1997 and December 27,
   1996 were composed of the following:

       (In thousands)                           1997          1996
       Current and long-term deferred
          income tax assets resulting
          from future deductible temporary
          differences are:
       Accounts receivable reserves         $258,939      $234,566
       Yield reserve                          14,702        14,557
       Unearned income                        15,341            -
       Inventory obsolescence reserves         6,368         6,635
       Other                                  27,003        18,366
          Total deferred income tax         $322,353      $274,124
           assets

       Current and long-term deferred
          income tax liabilities resulting
          from future taxable temporary
          differences are:
       Accelerated depreciation and         $(27,786)     $(24,125)
        amortization
       Finance income deferred              (105,688)      (97,284)
       Deferred advertising                   (9,782)       (6,140)
       Other                                  (2,183)       (1,440)
          Total deferred income tax        $(145,439)    $(128,989)
          liabilities


   Management believes the Company's prior operating earnings, on a tax basis, will allow for full utilization of the deferred tax assets included in its consolidated financial statements.

   The Company paid income taxes (net of refunds) of $65.4
   million, $42.7 million, and $37.1 million, during 1997, 1996 and 1995, respectively.

13.RELATED PARTY TRANSACTIONS

   Related party transactions, detailed by subject and Note reference are as follows:

   Operating leases                        Note 10
   Stockholders' equity                    Note 14

14.STOCKHOLDERS' EQUITY

   The Company currently has 100,000,000 authorized shares of $.01 par value common stock of which 46,292,461 and 46,154,880 were issued and outstanding as of December 26, 1997 and December 27, 1996, respectively. The Company is authorized to issue 5,000,000 shares of $.01 par value preferred stock, none of which have been issued.

   During 1994, the Company's Board of Directors authorized the repurchase of up to 2.5 million shares of the Company's common stock that may be made from time to time at prevailing prices in the open market or by block purchase and may be discontinued at any time. The purchases will be made within certain restrictions relating to volume, price and timing in order to minimize the impact of the purchase on the market for the Company's stock. To date, the Company has repurchased 1,612,200 shares of its common stock at prevailing market prices for an aggregate of $24.9 million.

   Fingerhut 1994 Employee Stock Purchase Plan

   Effective July 1, 1994, the Company made available to certain employees the Fingerhut 1994 Employee Stock Purchase Plan under which eligible employees have the opportunity to purchase Company common stock at a discounted market value determined on the first or last business day of the calendar quarter, whichever is lower. A maximum of 750,000 shares are authorized, of which 200,000 shares are subject to shareholder approval. During 1997, 55,159 shares were issued at an average price of $12.60. During 1996, 100,141 shares were issued at an average price of $11.59 per share. During 1995, 119,568 shares were issued at an average price of $12.19 per share.

   Fingerhut Companies, Inc. Stock Option Plan

   The Fingerhut Companies, Inc. Stock Option Plan provides certain management of the Company with options to purchase up to 7,768,000 shares of common stock of which 3,625 were available for grant at December 26, 1997. The options are granted at the fair market value on the date of grant. The options become exercisable in five equal annual installments beginning on the first anniversary of the date of grant. Unexercised options will be canceled 10 years and one month after the date of grant.

   Fingerhut Companies, Inc. 1995 Long-Term Incentive and Stock
   Option Plan

   The Fingerhut Companies, Inc. 1995 Long-Term Incentive and Stock Option Plan provides for the granting of 4,250,000 stock options (either incentive stock options or non-qualified stock options), stock appreciation rights or restricted stock to officers and other employees. At December 26, 1997, 1,272,546 shares were available for grant. The Compensation Committee of the Board has the authority to determine the exercise prices, vesting dates, expiration dates and other material conditions upon which options or awards may be exercised, except that the option price of incentive stock options may not be less than 100 percent of the fair market value of the common stock on the date of grant, and not less than 110 percent of the fair market value in the case of an incentive stock option granted to any employee owning more than 10 percent of the Company's common stock (a "Ten Percent Employee"), and the term of non-qualified stock options may not exceed 15 years from the date of grant (not more than 10 years for incentive stock options and five years for incentive stock options granted to a Ten Percent Employee). During 1997 and 1996, the Compensation Committee granted a total of 985,445 and 687,973 options, respectively. In 1997 and 1996, 15,000 and 353,917 shares of restricted stock were issued, respectively. The grant date fair value of each of these awards was $14.88 and $13.50. For restricted shares granted in 1997, 5,000 shares vested May 12, 1997 and, subject to continued employment, 5,000 shares vest on May 12, 1998 with the remaining 5,000 shares vesting on May 12, 1999. For restricted shares granted in 1996, 25 percent of the shares vested on March 31, 1996, 25 percent vested on March 31, 1997 and, subject to continued employment, the remaining 50 percent will vest on August 31, 1998. The unearned portion of the awards is being amortized as compensation expense on a straight-line basis over the related vesting period. Compensation expense related to the restricted stock awards totaled $1.1 million and $3.6 million for the years ended December 26, 1997 and December 27, 1996, respectively, which included tax assistance payments made by the Company with respect to the first 25 percent of the awards that vested.

   Fingerhut Companies, Inc. Nonemployee Director Stock Option
   Plan

   The Fingerhut Companies, Inc. Nonemployee Director Stock
   Option Plan provides for the granting of 100,000 stock options to directors of the Company who are not officers or employees.
   At December 26, 1997, 40,000 shares were available for grant.
   A committee of members of the Board of Directors who are officers or employees of the Company has the authority to determine the exercise prices, vesting dates, expiration dates and other conditions upon which options may be exercised, except that the term of such options may not exceed 15 years from the date of the grant.

   Fingerhut Companies, Inc. Performance Enhancement Investment
   Plan

   The Fingerhut Companies, Inc. Performance Enhancement Investment Plan ("PEIP Plan") provided certain management of the Company with the right to purchase options to acquire up to 3,000,000 shares of common stock. Under the PEIP Plan, management was offered the opportunity to purchase option units, each consisting of four options to purchase common stock, with exercise prices of 110 percent, 120 percent, 130 percent and 140 percent, respectively, of the fair market value at the time of grant. The options were offered at prices determined by the Company on the grant date. During 1995, the Company discontinued the PEIP Plan and canceled the remaining ungranted shares. No shares were repurchased during
   1997.   During 1996 and 1995, the Company repurchased 251,000
   and 1,724,956 options, respectively, granted under the PEIP Plan at or below the original purchase price paid by the option holders, and the repurchase had no impact on the Company's net earnings. As of December 26, 1997, 91,244 options remained outstanding and will be repurchased, if unexercised, at an amount equal to or less than the purchase price on the earlier of the optionee's termination of employment or the seventh anniversary of the grant date. The remaining obligation to repurchase outstanding options has been accrued and is included in "Accrued payroll and employee benefits" in the Consolidated Statements of Financial Position.

   Fingerhut Companies, Inc. 1992 Stock Option and Long-Term
   Incentive Plan

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

   The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock- Based Compensation." Accordingly, no compensation cost has been recognized with respect to the Company's stock option grants or the Employee Stock Purchase Plan. Had compensation cost for these plans been determined based on the fair value methodology prescribed by FAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

       (In thousands, except per share         1997           1996
        data)
       Net earnings - as reported          $69,329        $40,159
       Net earnings - pro forma            $66,376        $37,549
       Earnings per share diluted - as      $ 1.40          $ .83
        reported
       Earnings per share diluted - pro     $ 1.34          $ .77
        forma

   The above pro forma amounts may not be representative of the effects on reported net earnings for future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1996.

                                               1997          1996
       Dividend yield                         1.1%          1.1%
       Expected volatility                  44.72%        44.32%
       Risk-free interest rate               6.38%         6.65%
       Expected lives                   7.32 years    7.38 years


   Information regarding the Company's stock option plans for 1997, 1996 and 1995 is as follows:

                             1997              1996               1995


                              Weighted-           Weighted-           Weighted-
                              Average             Average             Average
                              Exercise            Exercise            Exercise
                     Shares   Price      Shares   Price    Shares     Price
       Options
       outstanding,
       beginning
       of year     7,024,885    $9.57  6,833,547   $9.88   7,943,878    $13.08
       Options
        exercised   (300,740)  $11.36   (109,900)  $6.55    (471,599)    $7.16
       Options
        granted    1,155,445   $19.58    968,973  $13.44    1,474,800   $15.13
       Options
        canceled/
        forfeited    (84,868)  $14.16   (667,735) $18.86  (2,113,532)   $26.20
       Options
        outstanding,
        end of
        year        7,794,722  $10.93  7,024,885  $9.57    6,833,547     $9.88

       Weighted-average
       fair value of
       options, granted
       during the year         $10.10            $7.28                   $8.09
       Weighted-average
        exercise price of
        options, exercisable
        at end of year          $8.65            $7.98                   $7.87

   The following table summarizes information about stock options outstanding at December 26, 1997:

                            Options Outstanding               Options Exercisable
                                Weighted-
                                Average        Weighted-                 Weighted-
                  Number        Remaining      Average     Number        Average
Range of          Outstanding   Contractural   Exercise    Exercisable   Exercise
Exercise Prices   at 12/26/97   Life           Price       at 12/26/97   Price

$5.455            3,735,820     1.9 Years     $ 5.455      3,735,820     $ 5.455
$6.750 to           175,500     2.4 Years     $ 8.734        175,500     $ 8.540
$10.875
$11.250 to        1,252,380     8.1 Years     $13.640        457,855     $13.520
$14.875
$15.000           1,445,427     6.6 Years     $15.000      1,142,821     $15.000
$15.063 to        1,052,497     9.3 Years     $20.223         81,184     $18.610
$20.438
$21.140 to          133,098     5.8 Years     $24.647         97,699     $25.170
$35.690
$5.455 to         7,794,722                                5,690,879
$35.690


15.OTHER DISCLOSURES

   Administrative and selling expenses included promotional material and advertising expenses of $375.6 million, $413.1 million, and $488.6 million for 1997, 1996 and 1995, respectively.

   Amortization expense relating to the excess of cost over fair value of net assets acquired was $1.3 million for 1997, $1.4 million for 1996 and $1.3 million for 1995. Accumulated amortization was $11.8 million and $10.5 million at December 26, 1997 and December 27, 1996, respectively.

   Amortization expense relating to customer lists was $1.4 million for 1997, 1996 and 1995. Accumulated amortization was $12.6 million and $11.2 million at December 26, 1997 and December 27, 1996, respectively.

16.SALE OF STOCK BY SUBSIDIARY

   In October 1996, Metris, a then wholly owned subsidiary, completed an initial public offering of 3,258,333 of its common shares at $16 a share. The transaction reduced the Company's ownership interest to approximately 83 percent. Metris realized net cash proceeds of approximately $47.4 million from the sale of shares, after underwriting discounts and commissions and expenses of the offering. The sale resulted in an increase of approximately $24.9 million in the Company's proportionate share of Metris' equity, which is included in "Additional paid-in capital" in the Company's Consolidated Statements of Financial Position.

17.CONTINGENCIES

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

   At December 26, 1997, the Company had unused credit line commitments on its Credit Advantage Card(SM) accounts of $75.8 million. At December 31, 1997, Metris had unused credit line commitments on open credit card accounts of $1.2 billion. The Company does not anticipate that all of its customers will exercise this entire available credit at any one time. Commitments on credit card lines are cancelable at any time.

18.SEGMENT OF BUSINESS REPORTING

   The operations of the Company are divided into the following business segments for financial reporting purposes:

   Retail: Sells a broad range of products and services directly to consumers via catalogs, television and other media. The segment's primary subsidiaries consist of Fingerhut, Figi's and Fingerhut National Bank (FNB). Fingerhut has been in the direct mail marketing business for 50 years and sells general merchandise using catalogs and other direct marketing solicitations. Figi's markets specialty foods and other gifts, primarily through catalogs. FNB provides credit for customers' purchases from Fingerhut, in the form of closed-end and revolving credit card loans.

   Financial Services (Metris): Metris is an information-based direct marketer of consumer credit products, extended service plans and fee-based products and services to moderate income consumers. Currently, the segment operates two core business lines: (1) consumer credit products, which presently consist of credit card lending through various credit card products issued by Direct Merchants Bank and (2) sales of extended service plans to the Company's customers and fee-based products and services, which presently include debt waiver programs, card registration, third-party insurance and membership clubs.
   Revenues, earnings before income taxes and minority interest, identifiable assets, capital expenditures and depreciation and amortization pertaining to the business segments in which the Company operates are presented below:

       (In thousands)                 1997           1996          1995
       Revenues
       Retail                      $1,519,351     $1,615,002    $1,764,792
       Metris                         284,064        155,434        58,212
       Intercompany                    (4,798)        (7,571)       (8,151)
                                   $1,798,617     $1,762,865    $1,814,853

       Earnings before income taxes
        and minority interest
       Retail                         $58,988        $32,445       $68,857
       Metris                          61,883         32,546         7,449
                                     $120,871        $64,991       $76,306
       Identifiable assets
       Retail                      $1,229,501     $1,224,181    $1,115,035
       Metris                         673,221        286,616       174,606
       Intercompany                  (150,966)      (121,099)       (8,564)
                                   $1,751,756     $1,389,698    $1,281,077

       Capital expenditures
       Retail                         $20,622        $47,742       $93,089
       Metris                          11,705          4,113         1,353
                                      $32,327        $51,855       $94,442
       Depreciation and
        amortization
       Retail                         $51,392        $54,960       $46,976
       Metris                           5,280            426           127
                                      $56,672        $55,386       $47,103


19.SUBSEQUENT EVENTS

   On January 22, 1998, the Company declared a cash dividend of $.04 per share, or an aggregate of $1.9 million, payable on February 19, 1998 to shareholders of record as of the close of business on February 5, 1998.



Fingerhut Companies, Inc.
REPORT OF MANAGEMENT


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

The Company's consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Their audit was conducted in accordance with generally accepted auditing standards. As part of their audit of the Company's 1997 consolidated financial statements, our independent accountants considered the Company's internal controls to the extent they deemed necessary to determine the nature, timing and extent of their audit tests.

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


Theodore Deikel
Chairman of the Board,
Chief Executive Officer and President


Peter G. Michielutti
Executive Vice President and
Chief Operating Officer


Gerald T. Knight
Senior Vice President and
Chief Financial Officer










                  INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Fingerhut
   Companies, Inc.:

We have audited the accompanying consolidated statements of financial position of Fingerhut Companies, Inc. and subsidiaries (the "Company") as of December 26, 1997 and December 27, 1996 and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the fiscal years in the three-year period ended December 26, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fingerhut Companies, Inc. and subsidiaries as of December 26, 1997 and December 27, 1996, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 26, 1997 in conformity with generally accepted accounting principles.



                                        KPMG Peat Marwick LLP
Minneapolis, Minnesota
January 21, 1998

                    Fingerhut Companies, Inc.

         Quarterly Financial and Stock Data (unaudited)

Quarterly Financial -
Fiscal Year                             1997
Summaries
(In thousands, except
per share data)         First     Second    Third       Fourth     Total

Revenues               $350,014  $396,215   $403,041   $649,347  $1,798,617
Gross Margin           $143,243  $163,288   $164,993   $324,613    $796,137
Net earnings             $2,561    $9,909    $12,993    $43,866     $69,329
Earnings per share:
   Basic                  $ .06    $  .22      $ .28     $  .95      $ 1.50
   Diluted                $ .05    $  .20      $ .26     $  .88      $ 1.40



                                        1996

                        First     Second     Third      Fourth     Total

Revenues               $358,092  $385,961   $383,891   $634,921  $1,762,865
Gross Margin           $160,192  $168,364   $170,769   $323,121    $822,446
Net (loss) earnings    $ (2,051)   $2,145     $8,565    $31,500     $40,159
(Loss) earnings per
share:
   Basic                  $(.04)   $  .05      $ .19    $  .68       $  .87
   Diluted                $(.04)   $  .04      $ .18    $  .65       $  .83

 The Company's common stock is traded under the symbol "FHT" on the New York Stock Exchange. As of February 28, 1998, there were
568 holders of record of the Company's common stock.

                                           1997
                        First    Second     Third       Fourth     Total
Common stock price:
   High                 $15-7/8  $18-1/8    $23        $23-1/2      $23-1/2
   Low                  $11-3/4  $13-1/4    $17-1/8    $18-13/16    $11-3/4
Dividends paid            $ .04    $ .04    $  .04     $   .04      $   .16


                                           1996
                        First    Second    Third       Fourth      Total
Common stock price:
   High                 $15-1/8  $ 17-1/8  $16         $14-7/8    $17-1/8
   Low                  $12-1/8  $ 12-3/8  $12-3/4     $11-1/4    $11-1/4
Dividends paid          $ .04    $    .04  $   .04     $   .04       $.16

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

                          SCHEDULE II


         FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
              VALUATION AND QUALIFYING ACCOUNTS
  FOR THE YEARS ENDED DECEMBER 26,1997; DECEMBER 27, 1996;
                    AND DECEMBER 25, 1995
                  (In thousands of dollars)



                   Balance   Additions
                     at       charged                 Balance
  Description     beginning  to cost,  Deductions     at end of
                  of period  expenses,                period
                             revenues

    Accounts
   receivable
   reserves:
      1997        $166,449   $810,286   $806,961(a)   $169,775
      1996        $144,680   $845,595   $823,826(a)   $166,449
      1995        $113,383   $851,229   $819,932(a)   $144,680

   Inventory
   reserves:
      1997        $ 18,620   $ 24,664   $ 27,034(b)   $ 16,258
      1996        $ 12,303   $ 28,175   $ 21,858(b)   $ 18,620
      1995        $ 18,102   $ 22,756   $ 28,555(b)   $ 12,303


(a) Primarily represents reductions in the reserves for actual returns and exchanges, allowances, uncollectible amounts (net of recoveries) and collection costs. And also, includes the reserves related to the accounts receivable sold under the Fingerhut Master Trust, the Metris Master Trust, third party conduits, and the Receivables Transfer Agreement.

(b) Primarily represents inventory sold to liquidators and returned to vendors.

                Independent Auditors' Report

The Board of Directors and Stockholders
Fingerhut Companies, Inc.

Under date of January 21, 1998, we reported on the consolidated statements of financial position of Fingerhut Companies, Inc. and subsidiaries as of December 26, 1997 and December 27, 1996, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 26, 1997, as contained in the 1997 annual report to stockholders. These consolidated financial statements and our report thereon are incorporated by reference in the annual report on Form 10-K for the year 1997. In connection with our audits of the aforementioned consolidated financial statements, we have also audited the related financial statement schedule as listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statements schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.




                              KPMG Peat Marwick LLP
Minneapolis, Minnesota
January 21, 1998